              As filed with the Securities and Exchange Commission
                               on August 31, 2000

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
     Pre-Effective Amendment No. 1                                          [X]
     Post-Effective Amendment No.___                                        [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
     Amendment No. 24                                                       [X]

                        (Check appropriate box or boxes)

         Separate Account I of National Integrity Life Insurance Company
                           (Exact Name of Registrant)

                    National Integrity Life Insurance Company
                               (Name of Depositor)

                  515 West Market Street, Louisville, KY 40202
         (Address of Depositor's Principal Executive Offices)  (Zip Code)
        Depositor's Telephone Number, including Area Code (502) 582-7900

                                G. Stephen Wastek
                        Integrity Life Insurance Company
                             515 West Market Street
                           Louisville, Kentucky 40202
                     (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:

  As soon after the effective date of this Filing.

Title of Securities Registered
         Individual Deferred Variable Annuity Contracts
=======================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

                                   ANNUICHOICE

                        FLEXIBLE PREMIUM VARIABLE ANNUITY
               issued by NATIONAL INTEGRITY LIFE INSURANCE COMPANY

This prospectus describes flexible premium variable annuity contracts offered to individuals and to groups by Integrity Life Insurance Company, a subsidiary of The Western and Southern Life Insurance Company (W&S). The contracts (collectively, a CONTRACT) provide several types of benefits, some of which have tax-favored status under the Internal Revenue Code of 1986, as amended. Separate Account I funds the variable annuity contract. You may allocate contributions to various available investment divisions of the Separate Account, called Variable Account Options, or to our Fixed Accounts, or both. The Variable Account Options and Fixed Accounts are together referred to as INVESTMENT OPTIONS.

Your contributions to the Variable Account Options of Separate Account I are invested in shares of the Portfolios of the following mutual funds:

FIDELITY'S VIP FUNDS                                          JANUS ASPEN SERIES
--------------------                                          ------------------
Fidelity VIP Equity Income                                    Janus Aspen Series Balanced
Fidelity VIP Growth                                           Janus Aspen Series Worldwide Growth
Fidelity VIP Overseas                                         Janus Aspen Series Growth
Fidelity VIP High Income                                      Janus Aspen Series Aggressive Growth
Fidelity VIP Investment Grade Bonds                           Janus Aspen Series Capital Appreciation
Fidelity VIP II Asset Manager                                 Janus Aspen Series Equity Income
Fidelity VIP II Index Fund 500                                Janus Aspens Series International Growth
Fidelity VIP II Contra Fund                                   Janus Aspen Series Strategic Value
Fidelity VIP II Asset Manager Growth
Fidelity VIP III Growth Opportunities                         MFS FUNDS
Fidelity VIP III Balanced                                     ---------
Fidelity VIP III Growth and Income                            MFS Emerging Growth
Fidelity VIP III Mid Cap                                      MFS Growth With Income
Fidelity VIP Money Market                                     MFS Mid Cap
                                                              MFS New Discovery
                                                              MFS Capital Opportunities
                                                              MFS Growth
                                                              MFS Total Return

We also offer Guaranteed Rate Options (GROs) and a Systematic Transfer Option
(STO), together referred to as FIXED ACCOUNTS. The money you put into a GRO earns a fixed interest rate that we declare at the beginning of the duration you select. A MARKET VALUE ADJUSTMENT will be made for withdrawals, surrenders, transfers and certain other transactions made before your GRO Account expires. However, your value under a GRO can't be decreased below an amount equal to your contribution less prior withdrawals plus interest compounded at an annual effective rate of 3% (MINIMUM VALUE). Withdrawal charges and an annual administrative charge may apply, and may invade principal. Your allocation to the STO earns a fixed interest rate that we declare each calendar quarter, guaranteed never to be less than an effective annual yield of 3%. YOU MUST TRANSFER ALL CONTRIBUTIONS YOU MAKE TO THE STO INTO OTHER INVESTMENT OPTIONS WITHIN ONE YEAR OF CONTRIBUTION ON A MONTHLY OR QUARTERLY BASIS.

This prospectus contains information about the contract that you should know before investing. You should read this prospectus and any supplements, and retain them for future reference. This prospectus isn't valid unless provided with the current Portfolio prospectuses, which you should also read.

This product offers several optional features, including an Added Value Option where Integrity credits a percentage of purchase payments to your account. Expenses for a contract with these options will be higher than for a contract without the options. Over time, the benefit of the Added Value Option may be more than offset by the fees associated with the option. Please refer to
Section 6, "Optional Contract Features" for further detail.

For further information and assistance, contact our Administrative Office at National Integrity Life Insurance Company, 15 Matthews Street, Suite 200. Goshen, New York, 10924. You may also call us at 1-800-325-8583.

Registration statements relating to the contract, which include a Statement of Additional Information (SAI) dated January 1, 2001, have been filed with the Securities and Exchange Commission. The SAI is incorporated by reference into this prospectus. A free copy of the SAI is available by writing to or calling our Administrative Office. The table of contents for the SAI is found in Appendix E.

THE CONTRACT IS NOT A DEPOSIT OR OTHER OBLIGATION OF, OR GUARANTEED BY, ANY BANK, NOR IS IT INSURED BY THE FDIC. IT IS SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THE CONTRACT OR PASSED ON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

YOU CAN REVIEW AND COPY INFORMATION ABOUT THE CONTRACT AT THE SEC'S PUBLIC REFERENCE ROOM IN WASHINGTON, D.C. FOR HOURS OF OPERATION OF THE PUBLIC REFERENCE ROOM, PLEASE CALL 1-800-SEC-0330. YOU MAY ALSO OBTAIN INFORMATION ABOUT THE CONTRACT ON THE SEC'S INTERNET SITE AT HTTP://WWW.SEC.GOV. COPIES OF THAT INFORMATION ARE ALSO AVAILABLE, AFTER PAYING A DUPLICATING FEE, BY ELECTRONIC REQUEST TO PUBLICINFO@SEC.GOV OR BY WRITING THE SEC'S PUBLIC REFERENCE SECTION, WASHINGTON, D.C. 20459-0102.

The date of this prospectus is January 1, 2001.

                                TABLE OF CONTENTS

                                                                                               PAGE

SECTION 1 - SUMMARY
Your Variable Annuity Contract..................................................................6
Your Benefits...................................................................................6
How Your Contract is Taxed......................................................................6
Your Contributions..............................................................................6
Your Investment Options.........................................................................6
Variable Account Options........................................................................6
Account Value, Adjusted Account Value and Cash Value ...........................................7
Transfers.......................................................................................7
Charges and Fees................................................................................7
Withdrawals.....................................................................................7
Your Initial Right to Revoke....................................................................7
Risk/Return Summary:  Investments and Risks.....................................................7
Table of Annual Fees and Expenses...............................................................9
Examples.......................................................................................13

SECTION 2 - NATIONAL INTEGRITY AND THE SEPARATE ACCOUNT
National Integrity Life Insurance Company......................................................15
The Separate Account and the Variable Account Options..........................................15
Assets of Our Separate Account.................................................................15
Changes In How We Operate......................................................................15

SECTION 3 - YOUR INVESTMENT OPTIONS
Fidelity's Variable Insurance Products Funds...................................................16
Janus Aspen Series.............................................................................18
MFS Funds......................................................................................19
Fixed Accounts.................................................................................21
      Guaranteed Rate Options..................................................................21
         Renewals of GRO Accounts..............................................................21
         Market Value Adjustments..............................................................22
      Systematic Transfer Option...............................................................22

SECTION 4 - DEDUCTIONS AND CHARGES
Separate Account Charges.......................................................................23
Annual Administrative Charge...................................................................23
Portfolio and Division Charges.................................................................23
Reduction or Elimination of Separate Account or Administrative Charges.........................23
State Premium Tax Deduction....................................................................23
Contingent Withdrawal Charge...................................................................23
Recapture of Added Value Option................................................................24
Reduction or Elimination of the Contingent Withdrawal Charge...................................24
Transfer Charge................................................................................25
Hardship Waiver................................................................................25
Tax Reserve....................................................................................25

SECTION 5 - TERMS OF YOUR VARIABLE ANNUITY
Contributions Under Your Contract..............................................................25
Your Account Value.............................................................................26
Units in Our Separate Account..................................................................26
How We Determine Unit Value....................................................................26
Transfers......................................................................................27
Excessive Trading..............................................................................27
Withdrawals....................................................................................27

Assignments....................................................................................28
Death Benefits.................................................................................28
Annuity Benefits...............................................................................28
Annuities......................................................................................28
Fixed Annuity Payments.........................................................................29
Timing of Payment..............................................................................29
Standard Death Benefit.........................................................................29
How You Make Requests and Give Instructions....................................................30

SECTION 6 - OPTIONAL CONTRACT FEATURES
Added Value Option.............................................................................30
Death Benefit Options..........................................................................31

SECTION 7 - VOTING RIGHTS
Portfolio Voting Rights........................................................................31
How We Determine Your Voting Shares............................................................32
How Portfolio Shares Are Voted.................................................................32
Separate Account Voting Rights.................................................................32

SECTION 8 - TAX ASPECTS OF THE CONTRACT
Introduction...................................................................................32
Your Contract is an Annuity....................................................................32
Taxation of Annuities Generally................................................................33
Distribution-at-Death Rules....................................................................34
Diversification Standards......................................................................34
Tax-Favored Retirement Programs................................................................34
Federal and State Income Tax Withholding.......................................................34
Impact of Taxes on Integrity...................................................................34
Transfers Among Investment Options.............................................................34

SECTION 9 - ADDITIONAL INFORMATION
Systematic Withdrawals.........................................................................35
Income Plus Withdrawal Program.................................................................35
Dollar Cost Averaging..........................................................................36
Systematic Transfer Program....................................................................36
Customized Asset Reallocation..................................................................36
Systematic Contributions.......................................................................36
Performance Information........................................................................37
Legal Proceedings..............................................................................37

APPENDIX A  - FINANCIAL INFORMATION FOR THE SEPARATE ACCOUNT...................................38
APPENDIX B - ADDED VALUE OPTION EXAMPLES.......................................................39
APPENDIX C - HOW THE MARKET AFFECTS THE ADDED VALUE OPTION ....................................41
APPENDIX D - ILLUSTRATION OF A MARKET VALUE ADJUSTMENT.........................................44
APPENDIX E - TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION..........................47

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

                                    GLOSSARY

ACCOUNT VALUE - the value of your contract, which consists of the values of your Fixed Accounts and Variable Account Options added together.

ADJUSTED ACCOUNT VALUE - your Account Value increased or decreased by any Market Value Adjustment made to your GRO Account.

ANNUITANT - the person upon whose life an annuity benefit and death benefit are based.

BUSINESS DAY - any day that the New York Stock Exchange is open.

CASH VALUE - your Adjusted Account Value reduced by any withdrawal charges and/or any pro rata annual administrative charges that may apply.

ENHANCED RATE - a higher rate of interest we may declare for the first year of any GRO Account that exceeds the Guaranteed Interest Rate credited during the rest of the Guarantee Period.

FIRST-YEAR TOTAL CONTRIBUTIONS - All monies deposited into the annuity by either the owner or the company during the first 12 calendar months the contract is in force.

FIXED ACCOUNTS - Guaranteed Rate Options and the Systematic Transfer Option.

GRO - Guaranteed Rate Option, which offer duration's of two, three, five, seven and ten years and lock in a fixed annual effective interest rate.

GRO VALUE - the value of a GRO Account. The GRO Value at the expiration of a GRO Account, assuming you haven't withdrawn or transferred any amounts, will be the amount you put in plus interest at the Guaranteed Interest Rate.

GUARANTEE PERIOD - the duration of your GRO Account.

GUARANTEED INTEREST RATE - a fixed annual effective interest rate that we declare for the duration of your GRO Account.

MARKET VALUE ADJUSTMENT ("MVA") - an upward or downward adjustment (never below the Minimum Value) made to the value of your GRO Account for withdrawals, surrenders, transfers and certain other transactions made before the GRO Account expires.

MINIMUM VALUE - an amount equal to your net allocation to a GRO Account, less prior withdrawals (and associated charges), accumulated at 3% interest annually, less any administrative charge.

PORTFOLIO - an investment portfolio of a mutual fund in which Separate Account I invests its assets.

RETIREMENT DATE - the date you elect annuity payments to begin. The Retirement Date can't be later than your 98th birthday, or earlier if required by law.

STO - Systematic Transfer Option - our STO provides a guaranteed interest rate; contributions to the STO must be transferred into other Investment Options within one year of your most recent STO contribution.

UNIT - a measure of your ownership interest in a Variable Account Option.

UNIT VALUE - the value of each unit calculated on any Business Day.

VARIABLE ACCOUNT OPTIONS - the various investment options available to you under the contract.

SECTION I - SUMMARY

YOUR VARIABLE ANNUITY CONTRACT

When this prospectus uses the terms "we," "our" and "us," it means National Integrity Life Insurance Company (NATIONAL INTEGRITY). When it uses the terms "you" and "your" it means the Annuitant, who is the person upon whose life the annuity benefit and the death benefit are based. That person is usually the owner of the contract. If the Annuitant doesn't own the contract, the owner has all the rights under the contract until annuity payments begin. If there are joint owners, they share the contract rights and any changes or transactions must be signed by both of them. The death of the first joint owner will determine the timing of distribution.

If you want to invest for retirement by buying a AnnuiCHOICE Variable Annuity, complete a Customer Profile form (unless your state requires an application) and send it to us along with at least the minimum initial contribution. Because the premium is flexible, additional contributions can be any amount you choose, as long as they are above the minimum required contribution discussed below.

YOUR BENEFITS

Your contract has an Account Value, an annuity benefit and a death benefit. These benefits are described in more detail below.

Your benefits under the annuity contract may be controlled by the usual tax rules for annuities, including deferral of taxes on your investment growth until you actually make a withdrawal. You should read Section 8, "Tax Aspects of the Contract" for more information, and possibly consult a tax adviser. The contract can also provide your benefits under tax-favored retirement programs, which may be subject to special eligibility and contribution rules.

HOW YOUR CONTRACT IS TAXED

Under the current tax laws, any increases in the value of your contributions won't be considered part of your taxable income until you make a withdrawal. However, most of the withdrawals you make before you are 59 1/2 years old are subject to a 10% federal tax penalty on the taxable portion of the amounts withdrawn.

YOUR CONTRIBUTIONS

The minimum initial contribution is $1,000. Additional contributions can be as little as $100. Some tax-favored retirement plans allow smaller contributions. For more details on contribution requirements, see Section 5, "Contributions Under Your Contract."

YOUR INVESTMENT OPTIONS

You may have your contributions placed in the Variable Account Options or in the Fixed Accounts, or place part of your contributions in each of them. The Variable Account Options and Fixed Accounts are together referred to as the INVESTMENT OPTIONS. See "Contributions Under Your Contract" in Section 5. To select investment Options most suitable for you, see Section 3, "Your Investment Options".

VARIABLE ACCOUNT OPTIONS

Each of the Variable Account Options invests in shares of an investment portfolio of a mutual fund. Each investment portfolio is referred to as a PORTFOLIO. The investment goals of each Variable Account Option are the same as the Portfolio in which it's invested. For example, if your investment goal is to save money for retirement, you might choose a GROWTH oriented Variable Account Option, which invests in a GROWTH Portfolio. Your value in a Variable Account Option will vary with the performance of the corresponding Portfolio. For a full description of each Portfolio, see that Portfolio's prospectus and Statement of Additional Information.

ACCOUNT VALUE, ADJUSTED ACCOUNT VALUE AND CASH VALUE

Your ACCOUNT VALUE consists of the values of your Fixed Accounts and Variable Account Options added together. Your ADJUSTED ACCOUNT VALUE is your Account Value increased or decreased by any MARKET VALUE ADJUSTMENT. Your Account Value in the GROs can never be decreased below the Minimum Value. You'll find a discussion of Market Value Adjustment in the Guaranteed Rate Options paragraph of Section 3, "Your Investment Options." Your Cash Value is your ADJUSTED ACCOUNT VALUE reduced by any withdrawal charges or pro rata annual administrative charges that may apply. Fees and charges are discussed in more detail below.

TRANSFERS

You may transfer all or any part of your Account Value among the Investment Options, although there are some restrictions that apply. You can find these under "Transfers" in Section 5. Any transfer must be for at least $250 and may be arranged through our telephone transfer service. Transfers may also be made among certain Investment Options under the following special programs: (i) Dollar Cost Averaging, (ii) Customized Asset Rebalancing, or (iii) transfer of your STO contributions. All of these programs are discussed in Section 9. If you make more than twelve transfers between your Investment Options in one contract year, your account can be charged up to $20 for each transfer.

CHARGES AND FEES

An annual administrative expense charge of $30 is deducted from your Account. A daily charge equal to an annual fee of 1.00% is deducted from the Account Value of each of your Variable Account Options to cover mortality and expense risks and certain administrative expenses. The charges will never be greater than this. For more information about these charges, see Section 4, "Deductions and Charges."

WITHDRAWALS

You may make withdrawals as often as you wish. Each withdrawal must be for at least $300. You may withdraw up to 10% of your Account Value each contract year with no withdrawal charges. After the first 10% within a contract year, there will be a charge for any withdrawals you make, based upon the length of time your money has been in your account. See Section 4, "Contingent Withdrawal Charge" and Section 5, "Withdrawals."

YOUR INITIAL RIGHT TO REVOKE (FREE LOOK PERIOD)

You can cancel your contract within ten days after you receive it by returning it to our Administrative Office. We will extend the ten-day period as required by law in certain states. If you cancel your contract, we'll return your Account Value, which may be more or less than your initial contribution. If your state requires, upon cancellation we'll return your contribution without any adjustments. We'll return the amount of any contribution to the Guaranteed Rate Option upon cancellation.

Risk/Return Summary: Investments and Risks

VARIABLE ANNUITY INVESTMENT GOALS

The investment goals of the AnnuiChoice Flexible Premium Variable Annuity are protecting your investment, building for retirement and providing future income. We strive to achieve these goals through extensive portfolio diversification and superior portfolio management.

RISKS

An investment in any of the Variable Account Options carries with it certain risks, including the risk that the value of your investment will decline and you could lose money. This could happen if one of the issuers of the stocks becomes financially impaired or if the stock market as a whole declines. Because most of the Variable Account Options are in common stocks, there's also the inherent risk that holders of common stock generally are behind creditors and holders of preferred stock for payments in the event of the bankruptcy of a stock issuer.

There are certain risks that are specific to certain industries or market sectors. Examples of this are industries that are highly regulated and could experience declines due to burdensome regulations and industries such as the tobacco industry that are the subject of lawsuits and governmental scrutiny. Some issuers of stock refine, market and transport oil and related petroleum products. These companies face the risks of price and availability of oil, the level of demand for the products, refinery capacity and operating costs, the cost of financing the exploration for oil and the increasing expenses necessary to comply with environmental and other energy related regulations. Declining U.S. crude oil production is likely to lead to increased dependence on foreign sources of oil and to uncertain supply for refiners and the risk of unpredictable supply disruptions. In addition, future scientific advances with new energy sources could have a negative impact on the petroleum and natural gas industries.

For a complete discussion of the risks associated with an investment in any particular Portfolio, see the prospectus of that Portfolio.

TABLE OF ANNUAL FEES AND EXPENSES

Owner Transaction Expenses
----------------------------
      Sales Load on Purchases........................................................................... $0
      Deferred Sales Load (as a percentage of contributions) (1)................................ 8% Maximum
      Exchange Fee (2).................................................................................. $0

Annual Administrative Charge
------------------------------
      Annual Administrative Charge...................................................................... $30

Annual Expenses of the Separate Accounts
(as a Percentage of Separate Account Value) (3)
------------------------------------------------
      Mortality and Expense Risk Charge............................................................  .85%
      Administrative Expenses......................................................................  .15%
                                                                                                    -----
      Total Separate Account Annual Expenses....................................................... 1.00%
                                                                                                    =====

Optional Contract Expenses
(as a Percentage of Separate Account Value)
---------------------------------------------
Added Value Option

For an additional annual charge of .15% of separate account value, Integrity will credit 1% of purchase payment(s) made to the contract during the first 12 months the contract is in force. An additional charge of .15% will be charged for each additional 1% credited to the contract. A maximum of 5% can be credited to the contract. These charges will assessed until 7 years from the date the contract was issued.

         Added Value Option Charge                     Total Separate Account with Added Value Option
         -------------------------------               ----------------------------------------------
         1% ......................  .15%               1%.........................  1.15%
         2% ......................  .30%               2%.........................  1.30%
         3% ......................  .45%               3%.........................  1.45%
         4% ......................  .60%               4%.........................  1.60%
         5% ......................  .75%               5%.........................  1.75%

The dollar amount of the charge for the Added Value Option is subject to a minimum and maximum amount. The minimum amount is .145% multiplied by FIRST-YEAR TOTAL CONTRIBUTIONS. The maximum amount is .182% multiplied by FIRST-YEAR TOTAL CONTRIBUTIONS. To calculate the minimum and maximum dollar amounts, multiply the FIRST-YEAR TOTAL CONTRIBUTIONS, by the percentages in the following chart, for the Added Value Option you select.

Added Value Option             Minimum Percentage                Maximum Percentage
------------------             ------------------                ------------------
  1%                              .145%                               .182%
  2%                              .290%                               .364%
  3%                              .435%                               .546%
  4%                              .580%                               .728%
  5%                              .725%                               .910%

SEE APPENDIX B FOR AN EXPLANATION AND EXAMPLES OF HOW TO CALCULATE THE CHARGES FOR THE BONUS SELECTED.

The fee for the Added Value Option will also be assessed against the fixed account in the identical manner as it is assessed against the separate account.

Death Benefit Options

An applicant may choose among three death benefits as a replacement for the standard death benefit. The annual fees for the optional death benefits are:

Option A..........................................................0.15%
Total Variable Account Charges with Option A......................1.15%

Option B..........................................................0.30%
Total Variable Account Charges with Option B......................1.30%

Option C..........................................................0.35%
Total Variable Account Charges with Option C......................1.35%

Portfolio Annual Expenses After Waivers/Reimbursements
(as a percentage of average net assets)
---------------------------------------
                                                                   Management           Other        Total Annual
Portfolio                                                             Fees             Expenses        Expenses
---------                                                             ----             --------        --------
Fidelity VIP Equity Income, Service Class 2                           .48%              .35%(4)        .83%(5)
Fidelity VIP Growth, Service Class 2                                  .58%              .35%(4)        .93%(5)
Fidelity VIP Overseas, Service Class 2                                .73%              .43%(4)       1.16%(5)
Fidelity VIP High Income, Service Class 2                             .58%              .37%(4)        .95%(5)
Fidelity VIP II Investment Grade Bonds, Service Class 2               .43%              .39%(4)        .82%(5)
Fidelity VIP II Asset Manager, Service Class 2                        .53%              .36%(4)        .89%(5)
Fidelity VIP II Index 500, Service Class 2                            .24%              .36%(4)        .60%(5)
Fidelity VIP II Contra Fund, Service Class 2                          .58%              .37%(4)        .95%(5)
Fidelity VIP II Asset Manager Growth, Service Class 2                 .53%              .36%(4)        .89%(5)
Fidelity VIP III Growth Opportunities, Service Class 2                .58%              .38%(4)        .96%(5)
Fidelity VIP III Balanced, Service Class 2                            .43%              .41%(4)        .84%(5)
Fidelity VIP III Growth and Income, Service Class 2                   .48%              .38%(4)        .86%(5)
Fidelity VIP III Mid Cap, Service Class 2                             .57%              .68%(4)       1.25%(5)
Fidelity VIP Money Market, Service Class 2                            .18%              .37%(4)        .55%(5)
Janus Aspens Series Balanced, Service Shares                          .65%              .27%(6)        .92%(7)
Janus Aspen Series Worldwide Growth, Service Shares                   .65%              .30%(6)        .95%(7)
Janus Aspen Series Growth, Service Shares                             .65%              .27%(6)        .92%(7)
Janus Aspen Series Aggressive Growth, Service Shares                  .65%              .27%(6)        .92%(7)
Janus Aspen Series Capital Appreciation, Service Shares               .65%              .29%(6)        .94%(7)
Janus Aspen Series Equity Income, Service Shares                      .65%              .88%(6)       1.53%(7) (8)
Janus Aspen Series International Growth, Service Shares               .65%              .36%(6)       1.01%(7)
Janus Aspen Series Strategic Value, Service Shares                    .65%              .60%(6)       1.25%(7)
MFS Emerging Growth, Service Class                                    .75%              .29%(9)       1.04%(10) (11)
MFS Growth With Income, Service Class                                 .75%              .33%(9)       1.08%(10) (11)
MFS Mid Cap, Service Class                                            .75%              .35%(9)       1.10%(10) (11)
MFS New Discovery , Service Class                                     .90%              .37%(9)       1.27%(10) (11)
MFS Capital Opportunities, Service Class                              .75%              .36%(9)       1.11%(10) (11)
MFS Growth, Service Class                                             .75%              .36%(9)       1.11%(10) (11)
MFS Total Return, Service Class                                       .75%              .35%(9)       1.10%(10) (11)

---------------------------------------------------------

1) See "Deductions and Charges" in Section 4. A 10% free withdrawal is available in any contract year.

2) After the first 12 transfers during a contract year, we can charge a transfer fee of $20 for each transfer. This charge does not apply to transfers made for dollar cost averaging, asset rebalancing, or systematic transfers. See "Deductions and Charges" in Section 4.

3)   See "Deductions and Charges" in Section 4.

4) The Other Expenses presented in the table reflect the payment of .25% pursuant to a Rule 12b-1 Plan adopted by the underlying mutual funds.

5) Service Class 2 expenses are based on estimated expenses for the first year.

6) The Other Expenses presented in the table reflect the payment of .25% pursuant to a Rule 12b-1 plan adopted by the Janus Aspen Series.

7) Expenses are based on the estimated expenses that the new Service Shares Class of each portfolio expects to incur in its initial fiscal year. All expenses are shown without the effect of expense offset arrangements.

8) There is a contractual waiver of expenses between their portfolio and Janus Capital Corporation. The waiver is first applied to the Management Fees and then against Other Expenses, and will continue until at least the next annual renewal of the management agreement. Without such waiver, the Management Fee and the Total Annual Expenses for the Janus Equity Income Portfolio would have been .65% and 1.52% respectively.

9) The Other Expenses reflect the payment of .20% pursuant to a Rule 12b-1 plan adopted by MFS Trust.

10) Each portfolio has an expense offset arrangement that reduce portfolio custodian fees based upon the amount of cash maintained by the portfolio with its custodian and dividend disbursing agent. The portfolios may enter into other similar arrangements and directed brokerage arrangement, which would have the effect of reducing the expenses. The Other Expenses do not take into account these expense reductions and therefor higher that actual expenses of the portfolios. Had these expense reductions been taken into account, the Total Annual Expenses would be lower.

11) Massachusetts Financial Services Company has contractually agreed, subject to reimbursement, to bear the portfolio expenses such that Other Expenses (after taking into account the expense offset arrangement described in footnote 10) do not exceed .15% annually (not including the .20% Rule 12b-1 fee described in footnote 9). The contractual fee arrangement will continue until at least May 1, 2001, unless changed with the consent of the board of trustees that oversee the portfolio.

EXAMPLES

The examples below show the expenses on a $1,000 investment, assuming a $60,000 average contract value and a 5% annual rate of return on assets. These figures do not include the Added Value Option.

Cumulative expenses per $1,000 investment if you surrender your contract at the end of the period shown:
--------------------------------------------------------------------------------------------------------

Portfolio                                                     1 Year    3 Years         5 Years          10 Years
------------------                                            ---------------------------------------------------
Fidelity VIP Equity Income, Service Class 2                   $89.25    $129.48         $152.11           $220.28
Fidelity VIP Growth, Service Class 2                          $90.28    $132.58         $157.34           $230.95
Fidelity VIP Overseas, Service Class 2                        $92.63    $139.70         $169.26           $255.08
Fidelity VIP High Income, Service Class 2                     $90.48    $133.20         $158.38           $233.07
Fidelity VIP II Investment Grade Bonds, Service Class 2       $89.15    $129.17         $151.59           $219.21
Fidelity VIP II Asset Manager, Service Class 2                $89.87    $131.34         $155.25           $226.29
Fidelity VIP II Index 500, Service Class 2                    $86.90    $122.31         $140.02           $195.33
Fidelity VIP II Contra Fund, Service Class 2                  $90.48    $133.20         $158.38           $233.07
Fidelity VIP II Asset Manager Growth, Service Class 2         $89.87    $131.34         $155.25           $226.69
Fidelity VIP III Growth Opportunities, Service Class 2        $90.58    $133.51         $158.90           $234.13
Fidelity VIP III Balanced, Service Class 2                    $89.35    $129.75         $152.64           $221.35
Fidelity VIP III Growth with Income, Service Class 2          $89.56    $130.41         $153.68           $223.49
Fidelity VIP III Mid Cap, Service Class 2                     $93.56    $142.47         $173.90           $264.37
Fidelity VIP Money Market, Service Class 2                    $86.38    $120.75         $137.37           $189.83
Janus Aspen Series Balanced, Service Shares                   $90.17    $132.37         $156.82           $229.88
Janus Aspen Series Worldwide Growth, Service Shares           $90.48    $133.20         $158.38           $233.07
Janus Aspen Series Growth, Service Shares                     $90.17    $132.27         $156.82           $229.88
Janus Aspen Series Aggressive Growth, Service Shares          $90.17    $132.27         $156.82           $229.88
Janus Aspen Series Capital Appreciation, Service Shares       $90.38    $132.89         $157.86           $323.01
Janus Aspen Series Equity Income, Service Shares              $96.42    $151.07         $188.21           $292.73
Janus Aspen Series International Growth, Service Shares       $91.10    $135.06         $161.50           $239.40
Janus Aspen Series Strategic Value, Service Shares            $93.56    $142.47         $173.90           $264.37
MFS Emerging Growth, Service Class                            $91.40    $135.99         $163.06           $242.56
MFS Growth with Income, Service Class                         $91.81    $137.23         $165.13           $246.75
MFS Mid-Cap, Service Class                                    $92.02    $137.84         $166.16           $248.84
MFS New Discovery, Service Class                              $93.76    $143.09         $174.93           $266.42
MFS Capital Opportunities, Service Class                      $92.12    $138.15         $166.68           $249.88
MFS Growth, Service Class                                     $92.12    $138.15         $166.68           $249.88
MFS Total Return, Service Class                               $92.02    $137.84         $166.16           $248.84

Cumulative expenses per $1,000 investment if you chose to annuitize or not surrender your contract at the end of the
--------------------------------------------------------------------------------------------------------------------
specified period (i.e. No deferred sales load charged):
-------------------------------------------------------

Portfolio                                                1 Year         3 Years     5 Years     10 Years
---------                                                -----------------------------------------------
Fidelity VIP Equity Income, Service Class 2              $19.25         $59.48      $102.11     $220.28
Fidelity VIP Growth, Service Class 2                     $20.28         $62.58      $107.34     $230.95
Fidelity VIP Overseas, Service Class 2                   $22.63         $69.70      $119.26     $255.08
Fidelity VIP high Income, Service Class 2                $20.48         $63.20      $108.38     $233.07
Fidelity VIP II Investment Grade Bonds, Service Class 2  $19.15         $59.17      $101.59     $219.21
Fidelity VIP II Asset Manager, Service Class 2           $19.87         $61.34      $105.25     $226.69
Fidelity VIP II Index 500, Service Class 2               $16.90         $52.31      $90.02      $195.33
Fidelity VIP II Contra Fund, Service Class 2             $20.48         $63.20      $108.38     $233.07
Fidelity VIP II Asset Manager Growth, Service Class 2    $19.87         $61.34      $105.25     $226.69
Fidelity VIP III Growth Opportunities, Service Class 2   $20.58         $63.51      $108.90     $234.13
Fidelity VIP III Balanced, Service Class 2               $19.35         $59.79      $102.64     $221.35
Fidelity VIP III Growth with Income, Service Class 2     $19.56         $60.41      $103.68     $223.49
Fidelity VIP III Mid Cap, Service Class 2                $23.56         $72.47      $123.90     $264.37
Fidelity VIP Money Market. Service Class 2               $16.38         $50.57      $87.37      $189.83
Janus Aspen Series Balanced, Service Shares              $20.17         $62.27      $106.82     $229.88
Janus Aspen Series Worldwide Growth, Service Shares      $20.48         $63.20      $108.38     $233.07
Janus Aspen Series Growth, Service Shares                $20.17         $62.27      $106.82     $229.88
Janus Aspen Series Aggressive Growth, Service Shares     $20.17         $62.27      $106.82     $229.88
Janus Aspen Series Capital Appreciation, Service Shares  $20.38         $62.89      $107.86     $232.01
Janus Aspen Series Equity Income, Service Shares         $26.42         $81.07      $138.21     $292.73
Janus Aspen Series International Growth, Service Shares  $21.10         $65.06      $11.50      $239.40
Janus Aspen Series Strategic Value, Service Shares       $23.56         $72.47      $123.90     $264.37
MFS Emerging Growth, Service Class                       $21.40         $65.99      $113.06     $242.56
MFS Growth with Income, Service Class                    $21.81         $67.23      $115.13     $246.75
MFS Mid Cap, Service Class                               $22.02         $67.84      $116.16     $248.84
MFS New Discovery, Service Class                         $23.76         $73.09      $124.93     $266.42
MFS Capital Opportunities, Service Class                 $22.12         $68.15      $116.68     $249.88
MFS Growth, Service Class                                $22.12         $68.15      $116.68     $249.88
MFS Total Return, Service Class                          $22.02         $67.84      $116.16     $248.84



These examples assume the current charges that are borne by the Separate Account. The annual rate of return assumed in the examples isn't an estimate or guarantee of future investment performance. The table also assumes an estimated $60,000 average contract value, so that the administrative charge per $1,000 of net asset value in the Separate Account is $0.50. The per $1,000 charge would be higher for smaller Account Values and lower for higher values.

The above table and examples are shown only to increase your understanding of the various costs and expenses that apply to your contract, directly or indirectly. Premium taxes at the time of payout also may be applicable.

SECTION 2 - NATIONAL INTEGRITY AND THE SEPARATE ACCOUNTS

NATIONAL INTEGRITY LIFE INSURANCE COMPANY

National Integrity is a stock life insurance company organized under the laws of New York. Our principal executive offices are located in Goshen, New York. We are authorized to sell life insurance and annuities in 8 states and the District of Columbia. We sell flexible premium annuities with underlying investment options, fixed single premium annuity contracts and flexible premium annuity contracts offering both traditional fixed guaranteed interest rates along with fixed equity indexed options. Integrity is a subsidiary of W&S, a mutual life insurance company originally organized under the laws of the State of Ohio on February 23, 1888.

THE SEPARATE ACCOUNTS AND THE VARIABLE ACCOUNT OPTIONS

The Separate Account was established in 1986, and is maintained under the insurance laws of the State of New York. It is a unit investment trust, which is a type of investment company, registered with the Securities and Exchange Commission (SEC). SEC registration does not mean that the SEC is involved in any way in supervising the management or investment polices of the separate account. Each variable account Option invests in shares of a corresponding portfolio. We may establish additional options from time to time. The variable account options currently available are listing in Section 3, "Your Investment Options".

ASSETS OF OUR SEPARATE ACCOUNTS

Under New York law, we own the assets of our Separate Account and use them to support the variable portion of your contract and other variable annuity contracts. Annuitants under other variable annuity contracts participate in the Separate Accounts in proportion to the amounts in their contracts. We can't use the Separate Account's assets supporting the variable portion of these contracts to satisfy liabilities arising out of any of our other businesses. Under certain unlikely circumstances, one Variable Account Option may be liable for claims relating to the operation of another Option.

Income, gains and losses, whether realized or unrealized, from assets allocated to the Separate Accounts are credited to or charged against the Separate Accounts without regard to our other income, gains or losses. We may allow charges owed to us to stay in the Separate Accounts, and thus can participate proportionately in the Separate Accounts. Amounts in the Separate Accounts greater than reserves and other liabilities belong to us, and we may transfer them to our general account.

CHANGES IN HOW WE OPERATE

We may change how we or our Separate Account operate, subject to your approval when required by the Investment Company Act of 1940 (1940 ACT) or other applicable law or regulation. We'll notify you if any changes result in a material change in the underlying investments of a Variable Account Option. We may:

- add Options to, or remove Options from, our Separate Account, combine two or more Options within our Separate Accounts, or withdraw assets relating to your contract from one Option and put them into another;

-    register or end the registration of the Separate Accounts under the 1940
     Act;

- operate our Separate Accounts under the direction of a committee or discharge a committee at any time (the committee may be composed of a majority of persons who are "interested persons" of Integrity under the 1940 Act);

- restrict or eliminate any voting rights of owners or others who have voting rights that affect our Separate Accounts;

- cause one or more Options to invest in a mutual fund other than or in addition to the Portfolios;

- operate our Separate Accounts or one or more of the Options in any other form the law allows, including a form that allows us to make direct investments. We may make any legal investments we wish. In choosing these investments, we'll rely on our own or outside counsel for advice.

SECTION 3 - YOUR INVESTMENT OPTIONS

Each of the Portfolios is an open-end diversified management investment company registered with the SEC.

The Portfolios serve as investment vehicles for variable annuity and variable life contracts of insurance companies. Shares of the Portfolios are currently available to the separate accounts of a number of insurance companies, both affiliated and unaffiliated with FMR or Integrity. The Board of Trustees of each of the Portfolios is responsible for monitoring the Fund for any material irreconcilable conflict between the interests of the policyowners of all separate accounts investing in the Portfolio and determining what action, if any, should be taken in response. If we believe that a Portfolio's response to any of those events doesn't adequately protect our contract owners, we'll see to it that appropriate and available action is taken. See the Portfolios' prospectus for a further discussion of the risks associated with the offering of shares to our Separate Account and the separate accounts of other insurance companies.

FIDELITY

THE PORTFOLIOS' INVESTMENT ADVISER. Fidelity Management & Research Company (FMR) is a registered investment adviser under the Investment Advisers Act of 1940. It serves as the investment adviser to each Portfolio. Bankers Trust Company ("BT") is the VIP II Index 500 Portfolio's sub-adviser. BT, a New York banking corporation, is a wholly owned subsidiary of Bankers Trust New York Corporation.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS. Below is a summary of the investment objectives of the Portfolios of Fidelity's VIP Funds. There are no guarantees that a Portfolio will be able to achieve its objective. YOU SHOULD READ FIDELITY'S VIP FUNDS' PROSPECTUS CAREFULLY BEFORE INVESTING.

VIP MONEY MARKET PORTFOLIO

VIP Money Market Portfolio seeks to earn a high level of current income while preserving capital and providing liquidity. It invests only in high-quality, U.S. dollar denominated money market securities of domestic and foreign issuers, such as certificates of deposit, obligations of governments and their agencies, and commercial paper and notes.

VIP HIGH INCOME PORTFOLIO

VIP High Income Portfolio seeks a high current income, while also considering growth of capital. It normally invests at least 65% of its total assets in income-producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities.

VIP EQUITY-INCOME PORTFOLIO

VIP Equity-Income Portfolio seeks reasonable income. The Portfolio will also consider the potential for capital appreciation. The Portfolio seeks a yield that exceeds the composite yield on the securities comprising the S&P 500. FMR normally invests at least 65% of the Portfolio's total assets in income-producing equity securities.

VIP GROWTH PORTFOLIO

VIP Growth Portfolio seeks capital appreciation. FMR invests the Portfolio's assets in companies FMR believes have above-average growth potential. Growth may be measured by factors such as earnings or revenue. Companies with high growth potential tend to be companies with higher than average price/earnings (P/E) ratios. Companies with strong growth potential often have new products, technologies, distribution channels or other opportunities or have a strong industry or market position. The stocks of these companies are often called "growth" stocks.

VIP OVERSEAS PORTFOLIO

VIP Overseas Portfolio seeks long-term growth of capital primarily through investments in foreign securities. It normally invests at least 65% of its assets in foreign securities.

VIP II INVESTMENT GRADE BOND PORTFOLIO

VIP II Investment Grade Bond Portfolio seeks as high a level of current income as is consistent with the preservation of capital by investing in U.S. dollar-denominated investment-grade bonds.

VIP II ASSET MANAGER PORTFOLIO

VIP II Asset Manager Portfolio seeks high total return with reduced risk over the long-term by allocating its assets among stocks, bonds and short-term money market instruments.

VIP II INDEX 500 PORTFOLIO

VIP II Index 500 Portfolio seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) of common stocks publicly traded in the United States. In seeking this objective, the Portfolio attempts to duplicate the composition and total return of the Standard & Poor's 500 Composite Stock Price Index while keeping transaction costs and other expenses low.

VIP II CONTRAFUND(R) PORTFOLIO

VIP II Contrafund(R) Portfolio seeks long-term capital appreciation. FMR normally invests the Portfolio's assets primarily in common stocks. FMR invests the Portfolio's assets in securities of companies whose value FMR believes is not fully recognized by the public. The types of companies in which the Portfolio may invest include companies experiencing positive fundamental change such as a new management team or product launch, a significant cost-cutting initiative, a merger or acquisition, or a reduction in industry capacity that should lead to improved pricing; companies whose earning potential has increased or is expected to increase more than generally perceived; companies that have enjoyed recent market popularity but which appear to have temporarily fallen out of favor for reasons that are considered non-recurring or short-term; and companies that are undervalued in relation to securities of other companies in the same industry.

VIP II ASSET MANAGER: GROWTH PORTFOLIO

VIP II Asset Manager: Growth Portfolio is an asset allocation fund that seeks to maximize total return over the long term through investments in stocks, bonds, and short-term money market instruments. The fund has a neutral mix, which represents the way the fund's investments will generally be allocated over the long term. The range and approximate neutral mix for each asset class are shown below:

                                       RANGE      NEUTRAL MIX
                                       -----      -----------

           Stock Class                 50-100%       70%
           Bond Class                    0-50%       25%
           Short-Term/
           Money Market Class            0-50%        5%

VIP III GROWTH OPPORTUNITIES PORTFOLIO

VIP III Growth Opportunities Portfolio seeks to provide capital growth. FMR normally invests the Portfolio's assets primarily in common stocks. FMR may also invest the Portfolio's assets in other types of securities, including bonds, which may be lower-quality debt securities.

VIP III BALANCED PORTFOLIO

VIP III Balanced Portfolio seeks both income and growth of capital by investing approximately 65% of assets in stocks and other equity securities, and the remainder in bonds and other debt securities, including lower-quality debt securities, when its outlook is neutral.

VIP III GROWTH & INCOME PORTFOLIO

VIP III Growth & Income Portfolio seeks high total return through a combination of current income and capital appreciation. FMR normally invests a majority of the Portfolio's assets in common stocks with a focus on those that pay current dividends and show potential for capital appreciation. FMR may also invest the Portfolio's assets in bonds, including lower-quality debt securities, as well as stocks that are not currently paying dividends, but offer prospects for future income or capital appreciation.

VIP III MID CAP PORTFOLIO

FMR normally invests the VIP III Mid Cap Portfolio's assets primarily in common stocks. FMR normally invests at least 65% of the Portfolio's total assets in securities of companies with medium market capitalizations. Medium market capitalization companies are those whose market capitalization is similar to the capitalization of companies in the S&P Mid Cap 400 at the time of the investment. Companies whose capitalization no longer meets this definition after purchase continue to be considered to have a medium market capitalization for purposes of the 65% policy.

JANUS ASPEN SERIES

Each portfolio of the Janus Aspen Series is a mutual fund registered with the SEC. Janus Capital Corporation serves as the investment adviser to each Portfolio.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS. Below is a summary of the investment goals of the Portfolios of the Janus Aspen Series. There are no guarantees that these objectives will be met. YOU SHOULD READ THE JANUS ASPEN SERIES PROSPECTUSES CAREFULLY BEFORE INVESTING.

JANUS ASPEN AGGRESSIVE GROWTH PORTFOLIO

Janus Aspen Aggressive Growth Portfolio seeks long-term growth of capital. It is a non-diversified portfolio that pursues its objective by normally investing at least 50% of its equity assets in securities issued by medium-sized companies. Medium-sized companies are those whose market capitalizations fall within the range of companies in the S&P MidCap 400 Index. Market capitalization is a commonly used measure of the size and value of a company. The market capitalizations within the Index will vary, but as of December 31, 1999, they ranged from approximately $170 million to $37 billion.

JANUS ASPEN GROWTH PORTFOLIO

Janus Aspen Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital. It is a diversified portfolio that pursues its objective by investing primarily in common stocks selected for their growth potential. Although the Portfolio can invest in companies of any size, it generally invests in larger, more established companies.

JANUS ASPEN CAPITAL APPRECIATION PORTFOLIO

Janus Aspen Capital Appreciation Portfolio seeks long-term growth of capital. It is a non-diversified portfolio that pursues its objective by investing primarily in common stocks selected for their growth potential. The Portfolio may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies.

JANUS ASPEN BALANCED PORTFOLIO

Janus Aspen Balanced Portfolio seeks long-term capital growth, consistent with capital preservation and balanced by current income. It is a diversified portfolio that pursues its objective by normally investing 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. The Portfolio normally invests at least 25% of its assets in fixed-income securities.

JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO

Janus Aspen Worldwide Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital. It is a diversified portfolio that pursues its objective by investing primarily in common stocks of companies of any size throughout the world. The Portfolio normally invests in issuers from at least five different countries, including the United States. The Portfolio may at times invest in fewer than five countries or even a single country.

JANUS ASPEN MONEY MARKET PORTFOLIO

Janus Aspen Money Market Portfolio seeks maximum current income to the extent consistent with stability of capital. There is no guarantee that the Portfolio will meet its investment goal or be able to maintain a stable net asset value of $1.00 per share. The Portfolio will invest in high quality, short-term money market instruments that present minimal credit risks, as determined by Janus Capital. The Portfolio may invest only in U.S. dollar-denominated instruments that have a remaining maturity of 397 days or less (as calculated pursuant to Rule 2a-7 under the 1940 Act) and will maintain a dollar-weighted average portfolio maturity of 90 days or less.

JANUS ASPEN EQUITY INCOME PORTFOLIO

Janus Aspen Equity Income Portfolio seeks current income and long-term growth of capital. It normally emphasizes investments in common stocks, and growth potential is a significant investment consideration. The Portfolio tries to provide a lower level of volatility than the S&P 500 Index. Normally, it invests at least 65% of its assets in income-producing equity securities including common and preferred stocks, warrants and securities that are convertible to common or preferred stocks.

JANUS ASPEN INTERNATIONAL GROWTH PORTFOLIO

Janus Aspen International Growth Portfolio seeks long-term growth of capital. It normally invests at least 65% of its total assets in securities of issuers from at least five different countries, excluding the United States. Although the Portfolio intends to invest substantially all of its assets in issuers located outside the United States, it may invest in U.S. issuers and it may at times invest all of its assets in fewer than five countries, or even a single country.

JANUS ASPEN STRATEGIC VALUE PORTFOLIO

Janus Aspen Strategic Value Portfolio seeks long-term growth of capital. It is a non-diversified portfolio that pursues its objective by investing primarily in common stocks with the potential for long-term growth of capital using a "value" approach. The "value" approach the portfolio manager uses emphasizes investments in companies he believes are undervalued relative to their intrinsic worth.

MFS FUNDS

Each portfolio of the MFS Variable Insurance Trust is a diversified mutual fund registered with the SEC. Massachusetts Financial Services Company is the investment adviser to the MFS Funds.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS. Below is a summary of the investment objectives of the Portfolios of the MFS Funds. There is no guarantee that these objectives will be met. YOU SHOULD READ THE PROSPECTUS FOR MFS VARIABLE INSURANCE TRUST CAREFULLY BEFORE INVESTING.

MFS CAPITAL OPPORTUNITIES PORTFOLIO

MFS Capital Opportunities Portfolio seeks capital appreciation by normally investing at least 65% of its total assets in common stocks and related securities. The Portfolio focuses on companies that MFS believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.

MFS EMERGING GROWTH PORTFOLIO

MFS Emerging Growth Portfolio seeks long term growth of capital by normally investing at least 65% of its total assets in common stocks and related securities of emerging growth companies. Emerging growth companies are companies that MFS believes are either (1) early in their life cycle but which have the potential to become major enterprises, or (2) major enterprises whose rates of earnings growth are expected to accelerate because of special factors, such as rejuvenated management, new products, changes in consumer demand, or basic changes in the economic environment. Emerging growth companies may be of any size, and MFS would expect these companies to have products, technologies, management, markets and opportunities that will facilitate earnings growth over time that is well above the growth rate of the overall economy and the rate of inflation.

MFS GROWTH WITH INCOME PORTFOLIO

MFS Growth With Income Portfolio seeks to provide reasonable current income and long-term growth of capital and income by normally investing at least 65% of its total assets in common stocks and related securities. While the Portfolio may invest in companies of any size, it generally focuses on companies with larger market capitalizations that MFS believes have sustainable growth prospects and attractive valuations based on current and expected earnings or cash flow. The Portfolio will also seek to generate gross income equal to approximately 90% of the dividend yield on the Standard & Poor's 500 Composite Index.

MFS MID CAP GROWTH PORTFOLIO

MFS Mid Cap Growth Portfolio seeks long term growth of capital by normally investing at least 65% of its total assets in common stocks and related securities of companies with medium market capitalization that MFS believes have above-average growth potential. Medium market capitalization companies are defined by the Portfolio as companies with market capitalizations equaling or exceeding $250 million but not exceeding the top of the Russell Midcap Growth Index range at the time of the Portfolio's investment. Companies whose market capitalizations fall below $250 million or exceed the top of the Russell Midcap Growth Index range after purchase continue to be considered medium-capitalization companies for purposes of the Portfolio's 65% investment policy. As of February 29, 2000, the top of the Russell Midcap Growth Index range was $59.6 billion.

MFS NEW DISCOVERY PORTFOLIO

MFS New Discovery Portfolio seeks capital appreciation by normally investing at least 65% of its total assets in common stocks and related securities of emerging growth companies. Emerging growth companies are companies that MFS believes offer superior prospects for growth and are either (1) early in their life cycle but which have the potential to become major enterprises, or (2) major enterprises whose rates of earnings growth are expected to accelerate because of special factors, such as rejuvenated management, new products, changes in consumer demand, or basic changes in the economic environment. While emerging growth companies may be of any size, the Portfolio will generally focus on smaller cap emerging growth companies that are early in their life cycle. MFS would expect these companies to have products, technologies, management, markets and opportunities that will facilitate earnings growth over time that is well above the growth rate of the overall economy and the rate of inflation.

MFS GROWTH PORTFOLIO

MFS Growth Portfolio seeks to provide long-term growth of capital and future income rather than current income by investing, under normal market conditions, at least 80% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts for those securities, of companies which MFS believes offer better than average prospects for long-term growth. MFS looks particularly for companies which demonstrate:
(1) a strong franchise, strong cash flows and a recurring revenue stream; (2) a strong industry position where there is potential for high profit margins or substantial barriers to new entry in the industry; (3) a strong management with a clearly defined strategy; and (4) new products or services.

MFS TOTAL RETURN PORTFOLIO

MFS Total Return Portfolio seeks mainly to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income. The Portfolio invests in a combination of equity and fixed income securities. Under normal market conditions, the Portfolio invests (1) at least 40%, but not more than

75%, of its net assets in common stocks and related securities such as preferred stock, bonds, warrants or rights convertible into stock, and depositary receipts for those securities; and (2) at least 25% of its net assets in non-convertible fixed income securities. The Portfolio may vary the percentage of its assets invested in any one type of security, within the limits described above, in accordance with MFS's interpretation of economic and money market conditions, fiscal and monetary policy and underlying security values.

Management fees and other expenses deducted from each Portfolio are described in that Portfolio's prospectus. Some of the Portfolios' investment advisers may compensate us for providing administrative services in connection with the Portfolios. This compensation is paid from the investment adviser's assets. FOR A PROSPECTUS CONTAINING MORE COMPLETE INFORMATION ON ANY PORTFOLIO, CALL OUR ADMINISTRATIVE OFFICE TOLL-FREE AT 1-800-433-1778.

FIXED ACCOUNTS

FOR VARIOUS LEGAL REASONS, GRO CONTRACTS HAVEN'T BEEN REGISTERED UNDER THE 1940 ACT OR THE SECURITIES ACT OF 1933 ("1933 ACT"). THUS, NEITHER THE GRO CONTRACTS NOR OUR GENERAL ACCOUNT, WHICH GUARANTEES THE VALUES AND BENEFITS UNDER THOSE CONTRACTS, ARE GENERALLY SUBJECT TO REGULATION UNDER THE PROVISIONS OF THE 1933 ACT OR THE 1940 ACT. ACCORDINGLY, WE HAVE BEEN ADVISED THAT THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HASN'T REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE GROS OR THE GENERAL ACCOUNT. DISCLOSURES REGARDING THE GROS OR THE GENERAL ACCOUNT MAY, HOWEVER, BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES.

GUARANTEED RATE OPTIONS

We offer GROs with durations of two, three, five, seven and ten years. We can change the durations available from time to time. When you put money in a GRO, that locks in a fixed effective annual interest rate that we declare (GUARANTEED INTEREST RATE) for the duration you select. The duration of your GRO Account is the GUARANTEE PERIOD. Each contribution or transfer to a GRO establishes a new GRO Account for the duration you choose at the then-current Guaranteed Interest Rate we declare. We won't declare an interest rate less than 3%. Each GRO Account expires at the end of the duration you have selected. See "Renewals of GRO Accounts" below. All contributions you make to a GRO Account are placed in a non-unitized separate account. Values and benefits under your GRO contract are guaranteed by the reserves in our GRO separate account as well as by our General Account.

The value of each of your GRO Accounts is referred to as a GRO VALUE. The GRO Value at the expiration of the GRO Account, assuming you haven't transferred or withdrawn any amounts, will be the amount you put in plus interest at the Guaranteed Interest Rate. We credit interest daily at an effective annual rate equal to the Guaranteed Interest Rate.

We may declare a higher rate of interest in the first year of any GRO Account that exceeds the Guaranteed Interest Rate credited during the rest of the Guarantee Period (ENHANCED RATE). This Enhanced Rate will be guaranteed for the Guaranteed Period's first year and is declared at the time of purchase. We can declare and credit additional interest based on Contribution, Account Value, withdrawal dates, economic conditions or on any other lawful, nondiscriminatory basis (ADDITIONAL INTEREST). Any Enhanced Rate and Additional Interest credited to your GRO Account will be separate from the Guaranteed Interest Rate and not used in the Market Value Adjustment formula. THE ENHANCED RATE OR ADDITIONAL INTEREST MAY NOT BE AVAILABLE IN CERTAIN STATES.

Each group of GRO Accounts of the same duration is considered one GRO. For example, all of your three-year GRO Accounts are one GRO while all of your five-year GRO Accounts are another GRO, even though they may have different maturity dates.

You can get our current Guaranteed Interest Rates by calling our Administrative Office.

ALLOCATIONS TO GROS CAN'T BE MADE UNDER CONTRACTS ISSUED IN CERTAIN STATES.

RENEWALS OF GRO ACCOUNTS. When a GRO Account expires, we'll set up a new GRO Account for the same duration as your old one, at the then-current Guaranteed Interest Rate, unless you withdraw your GRO Value or transfer it to another Investment Option. We'll notify you in writing before your GRO Accounts expire. You must tell us before the expiration of your GRO Accounts if you want to make any changes.

The effective date of a renewal of a GRO Account will be the expiration date of the old GRO Account. If a GRO Account expires and it can't be renewed for the same duration, the new GRO Account will be set up for the next shortest duration. For example, if your expiring GRO Account was for 10 years and when it expires we don't offer a 10-year GRO, but we do offer a seven-year GRO, your new one will be for seven years. You can tell us if you want something different within 30 days before the GRO Account expires. You may not choose, and we won't renew, a GRO Account that expires after your Retirement Date.

MARKET VALUE ADJUSTMENTS. A MARKET VALUE ADJUSTMENT is an adjustment, either up or down, that we make to your GRO Value if you make an early withdrawal or transfer from your GRO Account. No Market Value Adjustment is made for free withdrawal amounts or for withdrawals or transfers made within 30 days of the expiration of the GRO Account. In addition, we won't make a Market Value Adjustment for a death benefit. The market adjusted value may be higher or lower than the GRO Value, but will never be less than the MINIMUM VALUE. Minimum Value is an amount equal to your contribution to the GRO Account, less previous withdrawals (and associated charges) from the GRO Account plus 3% interest, compounded annually and less any applicable contingent withdrawal and administrative charges. Withdrawal charges and the administrative expense charge could take away part of your principal.

The Market Value Adjustment we make to your GRO Account is based on the changes in our Guaranteed Interest Rate. If our Guaranteed Interest Rate has increased since the time of your investment, the Market Value Adjustment will reduce your GRO Value (but not below the Minimum Value). On the other hand, if our Guaranteed Interest Rate has decreased since the time of your investment, the Market Value Adjustment will increase your GRO Value.

The Market Value Adjustment (MVA) for a GRO Account is determined under the following formula:

                                  N/12                  N/12
        MVA = GRO Value x [(1 + A)     / (1 + B + .0025)      - 1],  where

        A is the Guaranteed Interest Rate being credited to the GRO Account subject to the Market Value Adjustment,

        B is the current Guaranteed Interest Rate, as of the effective date of the Market Value Adjustment, for current allocations to a GRO Account, with a duration that is equal to the number of whole months remaining in your GRO Account. Subject to certain adjustments, if that remaining period isn't equal to an exact period for which we have declared a new Guaranteed Interest Rate, B will be determined by a formula that finds a value between the Guaranteed Interest Rates for GRO Accounts of the next highest and next lowest durations.

        N is the number of whole months remaining in your GRO Account.

For contracts issued in certain states, the formula will be adjusted to comply with state requirements.

If for any reason we are no longer declaring current Guaranteed Interest Rates, then for purposes of determining B we'll use the yield to maturity of U. S. Treasury Notes with the same remaining term as your GRO Account, using a formula to find a value when necessary, in place of the current Guaranteed Interest Rate or Rates.

For illustrations of the application of the Market Value Adjustment formula, see Appendix B.

SYSTEMATIC TRANSFER OPTION

We also offer a Systematic Transfer Option that guarantees an interest rate that we declare in advance for each calendar quarter. This interest rate applies to all contributions made to the STO Account during the calendar quarter for which the rate has been declared. You MUST transfer all STO contributions into other Investment Options within one year of your most recent STO contribution. Transfers are automatically made in approximately equal quarterly or monthly installments of at least $1,000 each. You can't transfer from other Investment Options into the STO. Normal contingent withdrawal charges apply to withdrawals from the STO. We guarantee that the

STO's effective annual yield will never be less than 3.0%. See "Systematic Transfer Program" in Section 9 for details on this program.

SECTION 4 - DEDUCTIONS AND CHARGES

SEPARATE ACCOUNT CHARGES

We deduct a daily expense amount from the Unit Value equal to an effective annual rate of 1.00% of your Account Value in the Variable Account Options. This daily expense rate can't be increased without your consent. Of the 1.00% total charge, .15% is used to reimburse us for administrative expenses not covered by the annual administrative charge described below. We deduct the remaining .85% for assuming the mortality and expense risk under the contract. The expense risk is the risk that our actual expenses of administering the contract will exceed the annual administrative expense charge. Mortality risk, as used here, refers to the risk we take that annuitants, as a class of persons, will live longer than estimated and we will be required to pay out more annuity benefits than anticipated. The mortality and expense risk charge compensate us for the mortality and expense risks we assume under the contract and the expenses associated with the bonus. We expect to make a profit form this fee. The relative proportion of the mortality and expense risk charge may be changed, but the total 1.00% effective annual risk charge can't be increased.

ANNUAL ADMINISTRATIVE CHARGE

We charge an annual administrative charge of $30. This charge is deducted pro rata from your Account Value in each Investment Option. The part of the charge deducted from the Variable Account Options reduces the number of Units we credit to you. The part of the charge deducted from the Fixed Accounts is withdrawn in dollars. The annual administrative charge is pro-rated in the event of the Annuitant's retirement, death, annuitization or contract termination during a contract year.

PORTFOLIO

The Separate Account buys shares of the Portfolios at net asset value. That price reflects investment management fees and other direct expenses that have already been deducted from the assets of the Portfolios. The amount charged for investment management can't be increased without shareholder approval.

REDUCTION OR ELIMINATION OF SEPARATE ACCOUNT OR ADMINISTRATIVE CHARGES

We can reduce or eliminate the separate account or administrative charges for individuals or groups of individuals if we anticipate expense savings. We may do this based on the size and type of the group or the amount of the contribution. We won't unlawfully discriminate against any person or group if we reduce or eliminate these charges.

STATE PREMIUM TAX DEDUCTION

We won't deduct state premium taxes from your contributions before investing them in the Investment Options, unless required by your state law. If the Annuitant elects an annuity benefit, we'll deduct any applicable state premium taxes from the amount available for the annuity benefit. State premium taxes currently range up to 4%.

CONTINGENT WITHDRAWAL CHARGE

We don't deduct sales charges when you make a contribution to the contract. However, contributions withdrawn may be subject to a withdrawal charge of up to 8%. As shown below, the charge varies, depending upon the "age" of the contributions included in the withdrawal - that is, the number of years that have passed since each contribution was made. The maximum of 8% would apply if the entire amount of the withdrawal consisted of contributions made during your current contribution year. We don't deduct withdrawal charges when you withdraw contributions made more than seven years before your withdrawal. To calculate the withdrawal charge, (1) the oldest contributions are treated as the first withdrawn and more recent contributions next, and (2) partial withdrawals up to the free withdrawal amount aren't subject to the withdrawal charge. For partial withdrawals, the total amount deducted from your account will include the withdrawal amount requested, any Market Value Adjustment that applies, and any withdrawal charges that apply, so that the net amount you receive will be the amount you requested.

You may take up to 10% of your account value (less any earlier withdrawal in the same year) each year without any contingent withdrawal charge or Market Value Adjustment. This is referred to as your "free withdrawal." If you don't take any free withdrawals in one year, you can't add it to the next year's free withdrawal. If you aren't 59 1/2, federal tax penalties may apply.

                Contribution Year in Which                                      Charge as a % of the
                Withdrawn Contribution Was Made                                 Contribution Withdrawn
                --------------------------------                                ----------------------
                         Current..............................................           7%
                         First................................................           7%
                         Second...............................................           7%
                         Third................................................           6%
                         Fourth ..............................................           5%
                         Fifth ...............................................           4%
                         Sixth ...............................................           3%
                         Seventh (+)..........................................           0%

We won't deduct a contingent withdrawal charge if you use the withdrawal to buy from us either an immediate annuity benefit with life contingencies, or an immediate annuity without life contingencies with a restricted prepayment option that provides for level payments over five or more years. Similarly, we won't deduct a charge if the Annuitant dies. See "Standard Death Benefit" in Section 5.

RECAPTURE OF THE ADDED VALUE OPTION

If you select the Added Value Option, and you make any withdrawal in excess of the 10% free withdrawal, all or part of the Added Value Option will be recaptured by the company and not distributed. The chart below shows what portion of the Added Value Option originally credited will be recaptured in the case of a partial or complete surrender in excess of the free withdrawal amount. The amount recaptured is based upon the year the withdrawal is taken.

                    Policy Year                      Amount of Added Value Option Recaptured
                    ------------------------------------------------------------------------
                        1                                                     100%
                        2                                                      85%
                        3                                                      65%
                        4                                                      55%
                        5                                                      40%
                        6                                                      25%
                        7                                                      10%
                        8                                                       0%

Prior to recapturing the Added Value Option on any contracts that have been issued, National Integrity must obtain approval to do so from the Securities and Exchange Commission. National Integrity will not recapture the Added Value Option on any contract until such approval is obtained.

REDUCTION OR ELIMINATION OF THE CONTINGENT WITHDRAWAL CHARGE

We can reduce or eliminate the contingent withdrawal charge for individuals or a group of individuals if we anticipate expense savings. We may do this based on the size and type of the group, the amount of the contribution, or whether there is some relationship with us. Examples of these relationships would include being an employee of Integrity or an affiliate, receiving distributions or making internal transfers from other contracts we issued, or transferring amounts held under qualified plans we or our affiliate sponsored. We won't unlawfully discriminate against any person or group if we reduce or eliminate the contingent withdrawal charge.

TRANSFER CHARGE

If you make more than twelve transfers among your Investment Options during one contract year, we may charge your account up to $20 for each additional transfer during that year. Transfer charges don't apply to transfers under (i) Dollar Cost Averaging, (ii) Customized Asset Rebalancing, or (iii) systematic transfers from the STO, nor do these transfers count toward the twelve free transfers you can make during a year.

HARDSHIP WAIVER

We can waive contingent withdrawal charges on full or partial withdrawal requests of $1,000 or more under a hardship circumstance. We can also waive the Market Value Adjustment on any amounts withdrawn from the GRO Accounts. Hardship circumstances include the owner's (1) confinement to a nursing home, hospital or long term care facility, (2) diagnosis of terminal illness with any medical condition that would result in death or total disability, and (3) unemployment. We can require reasonable notice and documentation including, but not limited to, a physician's certification and Determination Letter from a State Department of Labor. Some of the hardship circumstances listed above may not apply in some states, and, in other states, may not be available at all. The waivers of withdrawal charges and Market Value Adjustment apply to the owner, not to the Annuitant. If there are joint owners, the waivers apply to the primary owner. If no primary owner can be determined, the waivers will apply to the youngest owner.

TAX RESERVE

We can make a charge in the future for taxes or for reserves set aside for taxes, which will reduce the investment performance of the Variable Account Options.

SECTION 5 - TERMS OF YOUR VARIABLE ANNUITY

CONTRIBUTIONS UNDER YOUR CONTRACT

You can make contributions of at least $100 at any time up to the Annuitant's Retirement Date. Your first contribution, however, can't be less than $1,000. We have special rules for minimum contribution amounts for tax-favored retirement programs. See "Tax-Favored Retirement Programs" in the SAI.

We may limit the total contributions under a contract to $1,000,000 if you are under age 76 or to $250,000 if you are over age 76. Once you reach nine years before your Retirement Date, we may refuse to accept any contribution. Contributions may also be limited by various laws or prohibited by us for all annuitants under the contract. If your contributions are made under a tax-favored retirement program, we won't measure them against the maximum limits set by law.

Contributions are applied to the various Investment Options you select and are used to pay annuity and death benefits. Each contribution is credited as of the date we have received (as defined below) at our Administrative Office both the contribution and instructions for allocation among the Investment Options. Wire transfers of federal funds are deemed received on the day of transmittal if credited to our account by 3 p.m. Eastern Time, otherwise they are deemed received on the next Business Day. Contributions by check or mail are deemed received when they are delivered in good order to our Administrative Office.

You can change your choice of Investment Options at any time by writing to the Administrative Office. The request should indicate your contract number and the specific change, and you should sign the request. When the Administrative Office receives it, the change will be effective for any contribution that accompanies it and for all future contributions. See "Transfers" in Section 5.

YOUR ACCOUNT VALUE

Your Account Value reflects various charges. See Section 4, "Deductions and Charges." Annual deductions are made as of the last day of each contract year. Withdrawal charges and Market Value Adjustments, if applicable, are made as of the effective date of the transaction. Charges against our Separate Accounts are reflected daily. Any amount allocated to a Variable Account Option will go up or down in value depending on the investment experience of that Option. The value of contributions allocated to the Variable Account Options isn't guaranteed. The value of your contributions allocated to the Fixed Accounts is guaranteed, subject to any applicable Market Value Adjustments. See "Guaranteed Rate Options" in Section 3.

UNITS IN OUR SEPARATE ACCOUNTS

Allocations to the Variable Account Options are used to purchase Units. On any given day, the value you have in a Variable Account Option is the Unit Value multiplied by the number of Units credited to you in that Option.
The Units of each Variable Account Option have different Unit Values.

The number of Units purchased or redeemed (sold) in any Variable Account Option is calculated by dividing the dollar amount of the transaction by the Option's Unit Value, calculated as of the close of business that day. The number of Units for a Variable Account Option at any time is the number of Units purchased less the number of Units redeemed. The value of Units of Separate Account I fluctuates with the investment performance of the corresponding Portfolios, which in turn reflects the investment income and realized and unrealized capital gains and losses of the Portfolios, as well as the Portfolios' expenses. Your Unit Values also change because of deductions and charges we make to our Separate Accounts. The number of Units credited to you, however, won't vary due to changes in Unit Values. Units of a Variable Account Option are purchased when you allocate new contributions or transfer prior contributions to that Option. Units are redeemed when you make withdrawals or transfer amounts from a Variable Account Option. We also redeem Units to pay the death benefit when the Annuitant dies and to pay the annual administrative charge

HOW WE DETERMINE UNIT VALUE

We determine Unit Values for each Variable Account Option at 4 p.m. Eastern Time on each Business Day. The Unit Value of each Variable Account Option in Separate Account I for any Business Day is equal to the Unit Value for the previous Business Day, multiplied by the NET INVESTMENT FACTOR for that Option on the current day. We determine a NET INVESTMENT FACTOR for each Option in Separate Account I as follows:

- First, we take the value of the shares belonging to the Option in the corresponding Portfolio at the close of business that day (before giving effect to any transactions for that day, such as contributions or withdrawals). For this purpose, we use the share value reported to us by the Portfolios.

- Next, we add any dividends or capital gains distributions by the Portfolio on that day.

- Then we charge or credit for any taxes or amounts set aside as a reserve for taxes.

- Then we divide this amount by the value of the amounts in the Option at the close of business on the last day that a Unit Value was determined (after giving effect to any transactions on that day).

- Finally, we subtract a daily asset charge for each calendar day since the last day that a Unit Value was determined (for example, a Monday calculation will include charges for Saturday and Sunday). The daily charge is an amount equal to an effective annual rate of 1.00%. This charge is for the mortality risk, administrative expenses and expense risk we assumed under the contract.

TRANSFERS

You may transfer your Account Value among the Variable Account Options and the GROs, subject to our transfer restrictions. You can't make a transfer into the STO. Transfers to a GRO must be to a newly elected GRO (that is, to a GRO that you haven't already purchased) at the then-current Guaranteed Interest Rate, unless we agree otherwise. Unless you make a transfer from a GRO within 30 days before the expiration date of a GRO Account, the transfer is subject to a Market Value Adjustment. See "Guaranteed Rate Options" in Section 3. Transfers from GROs will be made according to the order in which money was originally allocated to the GRO.

The amount transferred must be at least $250 or, if less, the entire amount in the Investment Option. You have twelve free transfers during a contract year. After those twelve transfers, a charge of up to $20 may apply to each additional transfer during that contract year. No charge will be made for transfers under our Dollar Cost Averaging, Customized Asset Rebalancing, or Systematic Transfer programs, described in Section 9.

You may request a transfer by sending a written request directly to the Administrative Office. Each request for a transfer must specify the contract number, the amounts to be transferred and the Investment Options to and from which the amounts are to be transferred. Transfers may also be arranged through our telephone transfer service if you've established a Personal Identification Number (PIN CODE). We'll honor telephone transfer instructions from any person who provides correct identifying information and we aren't responsible for fraudulent telephone transfers we believe to be genuine according to these procedures. Accordingly, you bear the risk of loss if unauthorized persons make transfers on your behalf.

A transfer request is effective as of the Business Day it is received our Administrative Office. A transfer request doesn't change the allocation of current or future contributions among the Investment Options. Telephone transfers may be requested from 9:00 a.m. - 5:00 p.m., Eastern Time, on any day we're open for business. You'll receive the Variable Account Options' Unit Values as of the close of business on the day you call. Accordingly, transfer requests for Variable Account Options received after 4:00 p.m. Eastern Time (or the close of the New York Stock Exchange, if earlier) will be processed using Unit Values as of the close of business on the next Business Day after the day you call. All transfers will be confirmed in writing.

Transfer requests submitted by agents or market timing services that represent multiple policies will be processed not later than the next Business Day after the requests are received by our Administrative Office.

EXCESSIVE TRADING

We reserve the right to limit the number of transfers in any contract year or to refuse any transfer request for an owner or certain owners if: (a) we believe in our sole discretion that excessive trading by the owner or owners or a specific transfer request or group of transfer requests may have a detrimental effect on Unit Values or the share prices of the underlying mutual funds; or (b) we are informed by one or more of the underlying mutual funds that the purchase or redemption of shares is to be restricted because of excessive trading, or that a specific transfer or group of transfers is expected to have a detrimental effect on share prices of affected underlying mutual funds. We also have the right, which may be exercised in our sole discretion, to prohibit transfers occurring on consecutive Business Days.

We will notify you or your designated representative if your requested transfer is not made. Current SEC rules preclude us from processing your request at a later date if it is not made when initially requested. ACCORDINGLY, YOU WILL NEED TO SUBMIT A NEW TRANSFER REQUEST IN ORDER TO MAKE A TRANSFER THAT WAS NOT MADE BECAUSE OF THESE LIMITATIONS.

WITHDRAWALS

You may make withdrawals as often as you wish. Each withdrawal must be at least $300. The money will be taken from your Investment Options pro rata, in the same proportion their value bears to your total Account Value. For example, if your Account Value is divided in equal 25% shares among four Investment Options, when you make a withdrawal, 25% of the money withdrawn will come from each of your Investment Options. You can tell us if you want your withdrawal handled differently. During the first seven years of your contract, there is a contingent withdrawal charge for any withdrawals other than free withdrawals (discussed below). The charge starts at 8% and decreases depending on the age of your account. This charge is in addition to any Market Value Adjustments made to early withdrawals from GRO Accounts. If the Added Value Option is selected, there will also be a recapture of the initial amount credited. See Section 4 "Recapture of Added Value Option" for details. Under some circumstances, the contingent withdrawal charge and Market Value Adjustment may be waived.

When you make a partial withdrawal, the total amount deducted from your Account Value will include the withdrawal amount requested plus any contingent withdrawal charges and any Market Value Adjustments. The total amount that you receive will be the total that you requested. Most of the withdrawals you make before you are 59 1/2 years olD are subject to a 10% federal tax penalty. If your contract is part of a tax-favored retirement plan, the plan may limit your withdrawals. See "Tax Aspects of the Contract" in Section 8.

ASSIGNMENTS

If your contract isn't part of a tax-favored program, you may assign the contract before the Annuitant's Retirement Date. You can't, however, make a partial assignment. An assignment of the contract may have adverse tax consequences. See Section 8, "Tax Aspects of the Contract." We won't be bound by an assignment unless it is in writing and is received at our Administrative Office in a form acceptable to us.

ANNUITY BENEFITS

All annuity benefits under your contract are calculated as of the Retirement Date you select. You can change the Retirement Date by writing to the Administrative Office any time before the Retirement Date. The Retirement Date can't be later than your 98th birthday, or earlier if required by law. Contract terms applicable to various retirement programs, along with federal tax laws, establish certain minimum and maximum retirement ages.

Annuity benefits may be a lump sum payment or paid out over time. A lump sum payment will provide the Annuitant with the Cash Value under the contract shortly after the Retirement Date. The amount applied toward the purchase of an annuity benefit is the Account Value less any pro-rata annual administrative charge, except that the Cash Value will be the amount applied if the annuity benefit doesn't have a life contingency and either the term is less than five years or the annuity can be changed to a lump sum payment without a withdrawal charge.

ANNUITIES

Annuity benefits can provide for fixed payments, which may be made monthly, quarterly, semi-annually or annually. You can't change or redeem the annuity once payments have begun. For any annuity, the minimum initial payment must be at least $100 monthly, $300 quarterly, $600 semi-annually or $1,200 annually.

If you haven't already elected a lump sum payment or an annuity benefit, we'll send you a notice within six months before your Retirement Date outlining your options. If you fail to notify us of your benefit payment election before your Retirement Date, you'll receive a lump sum benefit.

We currently offer the following types of annuities:

A LIFE AND TEN YEARS CERTAIN ANNUITY is a fixed life income annuity with 10 years of payments guaranteed, funded through our general account.

A PERIOD CERTAIN ANNUITY provides for fixed payments to the Annuitant or the Annuitant's beneficiary for a fixed period. The amount is determined by the period selected. If the Annuitant dies before the end of the period selected, the Annuitant's beneficiary can choose to receive the total present value of future payments in cash.

A PERIOD CERTAIN LIFE ANNUITY provides for fixed payments for at least the period selected and after that for the life of the Annuitant, or for the lives of the Annuitant and another annuitant under a joint and survivor annuity. If the Annuitant (or the Annuitant and the other annuitant under a joint and survivor annuity) dies before the period selected ends, the remaining payments will go to the Annuitant's beneficiary. The Annuitant's beneficiary can redeem the annuity and receive the present value of future guaranteed payments in a lump sum.

A LIFE INCOME ANNUITY provides fixed payments to the Annuitant for the life of the Annuitant, or until the last annuitant dies under a joint and survivor annuity.

FIXED ANNUITY PAYMENTS

Fixed annuity payments won't change and are based upon annuity rates provided in your contract. The size of payments will depend on the form of annuity that was chosen and, in the case of a life income annuity, on the Annuitant's age (or Annuitant and a joint annuitant in the case of a joint and survivor annuity) and sex (except under most tax-favored retirement programs). If our current annuity rates would provide a larger payment, those current rates will apply instead of the contract rates.

If the age or sex of an annuitant has been misstated, any benefits will be those which would have been purchased at the correct age and sex. Any overpayments or underpayments made by us will be charged or credited with interest at the rate of 6% per year. If we have made overpayments because of incorrect information about age or sex, we'll deduct the overpayment from the next payment or payments due. We add underpayments to the next payment.

TIMING OF PAYMENT

We normally apply your Adjusted Account Value to the purchase of an annuity within seven days after receipt of the required form at our Administrative Office. Our action can be delayed, however, for any period during which:

(1)  the New York Stock Exchange has been closed or trading on it is restricted;

(2) an emergency exists so that disposal of securities isn't reasonably practicable or it isn't reasonably practicable for a Separate Account fairly to determine the value of its net assets; or

(3) the SEC, by order, permits us to delay action to protect persons with interests in the Separate Accounts. We can delay payment of your Fixed Accounts for up to six months, and interest will be paid on any payment delayed for 30 days or more.

STANDARD DEATH BENEFIT

We'll pay a death benefit to the Annuitant's surviving beneficiary (or beneficiaries, in equal shares) if the last Annuitant dies before annuity payments have started. There are three different types of death benefits. One is for policyholders who are age 73 or younger when they purchase the contract. The second is for policyholders who purchase the contract when they are between age 74 and 85. The third is for someone who is age 86 or older when they purchase the contract.

FOR CONTRACTS WHERE THE ISSUE AGE IS 73 YEARS OLD OR YOUNGER:

If the policyholder dies in the first seven years after the contract is issued, the death benefit is the greater of:

     a.   total contributions minus withdrawals; or

     b.   current account value

At the end of seven years, the death benefit automatically becomes the greater of current account value or total contributions, minus withdrawals. This is the minimum death benefit.

If the policyholder dies more than seven years after the date of issue, the death benefit is the greater of:

     a. minimum death benefit plus subsequent contributions, minus withdrawals; or

     b.   current account value

FOR CONTRACTS WHERE THE ISSUE AGE IS BETWEEN 74 AND 85 YEARS OLD:

The death benefit is the greater of:

     a.   total contributions minus withdrawals; or

     b.   current account value

FOR CONTRACT WHERE THE ISSUE AGE IS 86 YEARS OLD OR OLDER:

The death benefit is the current account value.

The reductions in the death benefit for subsequent withdrawals will be calculated on a pro-rata basis with respect to Account Value at the time of withdrawal.

Death benefits and benefit distributions required because of a separate owner's death can be paid in a lump sum or as an annuity. If a benefit option hasn't been selected for the beneficiary at the Annuitant's death, the beneficiary can select an option.

The owner selects the beneficiary of the death benefit. An owner may change beneficiaries by sending the appropriate form to the Administrative Office. If an Annuitant's beneficiary doesn't survive the Annuitant, then the death benefit is generally paid to the Annuitant's estate. A death benefit won't be paid after the Annuitant's death if there is a contingent Annuitant. In that case, the contingent Annuitant becomes the new Annuitant under the contract.

HOW YOU MAKE REQUESTS AND GIVE INSTRUCTIONS

When you write to our Administrative Office, use the address on the cover page of this prospectus. We can't honor your request or instruction unless it's proper and complete. Whenever possible, use one of our printed forms, which may be obtained from our Administrative Office.

SECTION 6- OPTIONAL CONTRACT FEATURES

For an additional charge, the following options are available to contract purchasers. These options must be elected at the time of application and will replace or supplement standard contract benefits. Charges for the optional benefits are in addition to the standard variable account charges. The fee for the Added Value Option is assessed against the variable and fixed accounts.

ADDED VALUE OPTION

For any deposit made within the first 12 months the contract is in effect, National Integrity will credit from 1% up to 5% of premium payments made into the annuity. For example, if $50,000 is deposited into the annuity in the first 12 months, and the 3% Added Value Option is selected, National Integrity will credit $1500 to the account.

The charge is .15% annually for each percentage of Added Value Option requested. For example, if the 3% option is selected, the annual charge will be .45%. This charge is subject to a minimum and maximum dollar amount. This charge is assessed quarterly to both the variable and fixed accounts National Integrity will discontinue deducting the charges seven years from the date the contract was issued. Some or all of the Added Value Option will be recaptured by the company when total or partial withdrawals are taken out of the contract. See
Section 1, "Table of Fees and Expenses", "Appendix B", and Section 4 "recapture of Added Value Option".

National Integrity uses this charge as well as a portion of the early withdrawal charges and mortality and expense charges to recover the cost of providing the Added Value Option. Under certain circumstances, such as periods of poor market performance, the cost associated with the Added Value Option may exceed the sum of the Added Value Option and any related earnings. Generally, if the stock market grows at more than 8% annually, a policyholder will benefit from having the Added Value Option. If the stock market grows at less than 8%annually, or the policyholder invests substantially in the fixed accounts, the policyholder will not benefit from the Added Value Option. See Appendix C for some examples of how market growth can affect the benefit of the Added Value Option.

DEATH BENEFIT OPTIONS

Any of the following options may be elected when the contract is purchased. These options may not be cancelled once the contract is issued. They may not be added after the contract is issued. Reductions in death benefits due to subsequent withdrawals are calculated on a pro-rata basis with respect to the account value at the time of withdrawal.

OPTION A (Highest Anniversary)

For issue ages up to and including age 75, the death benefit will be the greater of:

     a. highest account value on any contract anniversary before age 81, plus any subsequent contribution, minus any withdrawals; or

     b.   the standard contract death benefit.

This option is not available for issue ages of 76 or older.

OPTION B (Step Up)

For issue ages up to and including age 75, the death benefit will be the greater of:

     a. total contributions, minus any subsequent withdrawals, accumulated at an annual growth rate of 5% from the date of each contribution or withdrawal. The growth rate of 5% will stop accruing at the earlier of age 81 or when the accumulated amount reaches 200% of the sum of contributions minus withdrawals; or

     b.   The standard contract death benefit.

This option is not available for issue ages of 76 or older.

OPTION C (Greater of Highest Anniversary or Step Up)

For issue ages up to and including age 75, the death benefit will be the greater of:

     a.   the death benefit if Option A had been chosen; or

     b.   the death benefit if Option B had been chosen; or

     c.   the standard contract death benefit.

This option is not available for issue ages of 76 or older.

SECTION 7 - VOTING RIGHTS

PORTFOLIO VOTING RIGHTS

We are the legal owner of the shares of the Portfolios held by Separate Account I and, therefore, have the right to vote on certain matters. Among other things, we may vote to elect a Portfolio's Board of Directors, to ratify the selection of independent auditors for a Portfolio, and on any other matters described in a Portfolio's current prospectus or requiring a vote by shareholders under the 1940 Act.

Whenever a shareholder vote is taken, we give you the opportunity to tell us how to vote the number of shares purchased as a result of contributions to your contract. We'll send you Portfolio proxy materials and a form for giving us voting instructions.

If we don't receive instructions in time from all owners, we'll vote shares in a Portfolio for which we have not received instructions in the same proportion as we vote shares for which we have received instructions. Under eligible deferred compensation plans and certain qualified plans, your voting instructions must be sent to us indirectly, through your employer, but we aren't responsible for any failure by your employer to solicit your instructions or to send your instructions to us. We'll vote any Portfolio shares that we're entitled to vote directly, because of amounts we have accumulated in Separate Account I, in the same proportion that other owners vote. If the federal securities laws or regulations or interpretations of them change so that we're permitted to vote shares of a Portfolio on our behalf or to restrict owner voting, we may do so.

HOW WE DETERMINE YOUR VOTING SHARES

You vote only on matters concerning the Portfolios in which your contributions are invested. We determine the number of Portfolio shares in each Variable Account Option under your contract by dividing your Account Value allocated to that Option by the net asset value of one share of the corresponding Portfolio on the record date set by a Portfolio's Board for its shareholders' meeting. For this purpose, the record date can't be more than 60 days before the meeting of a Portfolio. We count fractional shares. After annuity payments have commenced, voting rights are calculated in a similar manner based on the actuarially determined value of your interest in each Variable Account Option.

HOW PORTFOLIO SHARES ARE VOTED

All Portfolio shares are entitled to one vote; fractional shares have fractional votes. Voting is on a Portfolio-by-Portfolio basis, except for certain matters (for example, election of Directors) that require collective approval. On matters where the interests of the individual Portfolios differ, the approval of the shareholders in one Portfolio isn't needed to make a decision in another Portfolio. To the extent shares of a Portfolio are sold to separate accounts of other insurance companies, the shares voted by those companies according to instructions received from their contract holders will dilute the effect of voting instructions received by us from its owners.

SEPARATE ACCOUNT VOTING RIGHTS

Under the 1940 Act, certain actions (such as some of those described under "Changes in How We Operate" in Section 2) may require owner approval. In that case, you'll be entitled to a number of votes based on the value you have in the Variable Account Options, as described above under "How We Determine Your Voting Shares." We'll cast votes attributable to amounts we have in the Variable Account Options in the same proportions as votes cast by owners.

SECTION 8 - TAX ASPECTS OF THE CONTRACT

INTRODUCTION

The effect of federal income taxes on the amounts held under a contract, on annuity payments, and on the economic benefits to the owner, Annuitant, and the beneficiary or other payee may depend on several factors. These factors may include Integrity's tax status, the type of retirement plan, if any, for which the contract is purchased, and the tax and employment status of the individuals concerned.

The following discussion of the federal income tax treatment of the contract isn't designed to cover all situations and isn't intended to be tax advice. It is based upon our understanding of the federal income tax laws as currently interpreted by the Internal Revenue Service (IRS) and various courts. We cannot guarantee that the IRS or the courts won't change their views on the treatment of these contracts. Future legislation could affect annuity contracts adversely. Moreover, we have not attempted to consider any applicable state or other tax laws. Because of the complexity of tax laws and the fact that tax results will vary according to particular circumstances, anyone considering the purchase of a contract, selecting annuity payments under the contract, or receiving annuity payments under a contract should consult a qualified tax adviser. NATIONAL INTEGRITY DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS, FEDERAL, STATE, OR LOCAL, OF ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACT.

YOUR CONTRACT IS AN ANNUITY

Under federal tax law, anyone can purchase an annuity with after-tax dollars. Earnings under the contract won't generally be taxed until you make a withdrawal. An individual (or employer) may also purchase the annuity to fund a tax-favored retirement program (contributions are with pre-tax dollars), such as an IRA or qualified plan. Finally, an individual (or employer) may purchase the annuity to fund a Roth IRA (contributions are with after-tax dollars and earnings may be excluded from taxable income at distribution).

This prospectus covers the basic tax rules that apply to an annuity purchased directly with after-tax dollars (a nonqualified annuity), and some of the special tax rules that apply to an annuity purchased to fund a tax-favored retirement program (a qualified annuity). A qualified annuity may restrict your rights and benefits to qualify for its special treatment under federal tax law.

TAXATION OF ANNUITIES GENERALLY

Section 72 of the Internal Revenue Code of 1986, as amended (the CODE) governs the taxation of annuities. In general, contributions you put into the annuity (your "basis" or "investment" in the contract) will not be taxed when you receive the amounts back in a distribution. Also, an owner generally isn't taxed on the annuity's earnings (increases in Account Value) until some form of withdrawal or distribution is made under the contract. However, under certain circumstances, the increase in value may be subject to current federal income tax. For example, corporations, partnerships, trusts and other non-natural persons can't defer tax on the annuity's income unless an exception applies. In addition, if an owner transfers an annuity as a gift to someone other than a spouse (or former spouse), all increases in the Account Value are taxed at the time of transfer. The assignment or pledge of any portion of the value of a contract is treated as a taxable distribution of that portion of the value of the contract.

You can take withdrawals from the contract or you can wait to annuitize it when the annuitant reaches a certain age. The tax implications are different for each type of distribution. Section 72 of the Code states that the proceeds of a full or partial withdrawal from a contract before annuity payments begin are treated first as taxable income, but only to the extent of the increase of the Account Value. The rest of the withdrawal, representing your basis in the annuity, is not taxable. Generally, the investment or basis in the contract equals the contributions made by you or on your behalf, minus any amounts previously withdrawn that weren't treated as taxable income. Special rules may apply if the contract includes contributions made before August 14, 1982 that were rolled over to the contract in a tax-free exchange.

If you take annuity payments over the lifetime of the annuitant, part of each payment is considered to be a tax-free return of your investment. This tax-free portion of each payment is determined using a ratio of the owner's investment to his or her expected return under the contract (exclusion ratio). The rest of each payment will be ordinary income. When all of these tax-free portions add up to your investment in the annuity, future payments are entirely ordinary income. If the Annuitant dies before recovering the total investment, a deduction for the remaining basis will generally be allowed on the owner's final federal income tax return.

We may be required to withhold federal income taxes on all distributions unless the eligible recipients elect not to have any amounts withheld and properly notify us of that election.

The taxable portion of a distribution is taxed at ordinary income tax rates. In addition, you may be subject to a 10% penalty on the taxable portion of a distribution unless it is:

     (1)  on or after the date on which the taxpayer attains age 59 1/2;

     (2)  as a result of the owner's death;

     (3) part of a series of "substantially equal periodic payments" (paid at least annually) for the life (or life expectancy) of the taxpayer or joint lives (or joint life expectancies) of the taxpayer and beneficiary;

     (4)  a result of the taxpayer becoming disabled within the meaning of Code
          Section 72(m)(7);

     (5) from certain qualified plans (note, however, other penalties may apply);

     (6) under a qualified funding asset (as defined in Section 130(d) of the Code);

     (7) purchased by an employer on termination of certain types of qualified plans and held by the employer until the employee separates from service;

     (8)  under an immediate annuity as defined in Code Section 72(u)(4);

     (9)  for the purchase of a first home (distribution up to $10,000);

     (10) for certain higher education expenses; or

     (11) to cover certain deductible medical expenses.

     Please note that items (9), (10) and (11) apply to IRAs only.

Any withdrawal provisions of your contract will also apply. See "Withdrawals" in
Section 5.

All annuity contracts issued by us or our affiliates to one Annuitant during any calendar year are treated as a single contract in measuring the taxable income that results from surrenders and withdrawals under any one of the contracts.

DISTRIBUTION-AT-DEATH RULES

Under Section 72(s) of the Code, in order to be treated as an annuity, a contract must provide the following distribution rules: (a) if any owner dies on or after the date the annuity starts and before the entire interest in the contract has been distributed, then the rest of that annuity must be distributed at least as quickly as the method in effect when the owner died; and (b) if any owner dies before the date the annuity starts, the entire contract must be distributed within five years after the owner's death. However, any interest that is payable to a beneficiary may be annuitized over the life of that beneficiary, as long as distributions begin within one year after the owner dies. If the beneficiary is the owner's spouse, the contract (along with the deferred tax status) may be continued in the spouse's name as the owner.

DIVERSIFICATION STANDARDS

We manage the investments in the annuities under Section 817(h) of the Code to ensure that you will be taxed as described above.

TAX FAVORED RETIREMENT PROGRAMS

An owner can use this annuity with certain types of retirement plans that receive favorable tax treatment under the Code. Numerous tax rules apply to the participants in these qualified plans and to the contracts used in connection with those qualified plans. These tax rules vary according to the type of plan and the terms and conditions of the plan itself. Owners, Annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. In addition, loans from qualified contracts, where allowed, are subject to a variety of limitations, including restrictions on the amount that may be borrowed, the duration of the loan, and repayment of the loan. (Owners should always consult their tax advisors and retirement plan fiduciaries before taking any loans from the plan.) Also, special rules apply to the time at which distributions must begin and the form in which the distributions must be paid. THE SAI CONTAINS GENERAL INFORMATION ABOUT THE USE OF CONTRACTS WITH THE VARIOUS TYPES OF QUALIFIED PLANS.

FEDERAL AND STATE INCOME TAX WITHHOLDING

Certain states have indicated that pension and annuity withholding will apply to payments made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. For more information concerning a particular state, call our Administrative Office at the toll-free number.

IMPACT OF TAXES ON NATIONAL INTEGRITY

The contract allows us to charge the Separate Account for taxes. We can also set up reserves for taxes.

TRANSFERS AMONG INVESTMENT OPTIONS

Under current tax law there won't be any tax liability if you transfer any part of the Account Value among the Investment Options of your contract.

SECTION 9 - ADDITIONAL INFORMATION

SYSTEMATIC WITHDRAWALS

We offer a program that allows you to pre-authorize periodic withdrawals from your contract before your Retirement Date. You can choose to have withdrawals made monthly, quarterly, semi-annually or annually and can specify the day of the month (other than the 29th, 30th or 31st) on which the withdrawal is made. You may specify a dollar amount for each withdrawal or an annual percentage to be withdrawn. The minimum systematic withdrawal currently is $100. You may also specify an account for direct deposit of your systematic withdrawals. To enroll under our systematic withdrawal program, send the appropriate form to our Administrative Office. Withdrawals may begin one Business Day after we receive the form. You may terminate your participation in the program upon one day's prior written notice, and we may end or change the systematic withdrawal program at any time. If on any withdrawal date you don't have enough money in your accounts to make all of the withdrawals you have specified, no withdrawal will be made and your enrollment in the program will be ended.

Amounts you withdraw under the systematic withdrawal program may be within the free withdrawal amount. If so, we won't deduct a contingent withdrawal charge or make a Market Value Adjustment. See "Contingent Withdrawal Charge" in Section 4. AMOUNTS WITHDRAWN UNDER THE SYSTEMATIC WITHDRAWAL PROGRAM GREATER THAN THE FREE WITHDRAWAL AMOUNT WILL BE SUBJECT TO A CONTINGENT WITHDRAWAL CHARGE, A MARKET VALUE ADJUSTMENT, AND THE ADDED VALUE OPTION RECAPTURE IF APPLICABLE. WITHDRAWALS ALSO MAY BE SUBJECT TO THE 10% FEDERAL TAX PENALTY FOR EARLY WITHDRAWAL AND TO INCOME TAXATION. See Section 8, "Tax Aspects of the Contract."

INCOME PLUS WITHDRAWAL PROGRAM

We offer an Income Plus Withdrawal Program that allows you to pre-authorize equal periodic withdrawals, based on your life expectancy, from your contract before you reach age 59 1/2. You won't have to pay any tax penalty for these withdrawals, but they will be subject to ordinary income tax. See "Taxation of Annuities Generally," in Section 7. Once you begin receiving distributions, they shouldn't be changed or stopped until the later of:

-    the date you reach age 59 1/2; or

-    five years from the date of the first distribution.

If you change or stop the distribution or take an additional withdrawal, you may have to pay a 10% penalty tax that would have been due on all prior distributions made under the Income Plus Withdrawal Program, plus any interest.

You can choose the Income Plus Withdrawal Program at any time if you're younger than 59 1/2. You can elect this option by sending the election form to our Administrative Office. You can choose to have withdrawals made monthly, quarterly, semi-annually or annually and can specify the day of the month (other than the 29th, 30th or 31st) on which the withdrawal is made. We'll calculate the amount of the distribution under a method you select, subject to a minimum, which is currently $100. You must also specify an account for direct deposit of your withdrawals.

To enroll in our Income Plus Withdrawal Program, send the appropriate form to our Administrative Office. Your withdrawals will begin at least one Business Day after we receive your form. You may end your participation in the program upon seven Business Days prior written notice, and we may end or change the Income Plus Withdrawal Program at any time. If on any withdrawal date you don't have enough money in your accounts to make all of the withdrawals you have specified, no withdrawal will be made and your enrollment in the program will end. This program isn't available in connection with the Systematic Withdrawal Program, Dollar Cost Averaging, or Systematic Transfer Option.

If you haven't used up your free withdrawals in any given contract year, amounts you withdraw under the Income Plus Withdrawal Program may be within the free withdrawal amount. If they are, no contingent withdrawal charge or Market Value Adjustment will be made. See "Contingent Withdrawal Charge" in Section 4. AMOUNTS WITHDRAWN UNDER THE INCOME PLUS WITHDRAWAL PROGRAM IN EXCESS OF THE FREE WITHDRAWAL AMOUNT WILL BE

SUBJECT TO A CONTINGENT WITHDRAWAL CHARGE, A MARKET VALUE ADJUSTMENT, AND THE ADDED VALUE OPTION RECAPTURE IF APPLICABLE.

DOLLAR COST AVERAGING

We offer a dollar cost averaging program under which we transfer contributions allocated to the Fidelity Money Market Option to one or more other Variable Account Options on a monthly, quarterly, semi-annual or annual basis. You must tell us how much you want to be transferred into each Variable Account Option. The current minimum transfer to each Option is $250. We won't charge a transfer charge under our dollar cost averaging program, and these transfers won't count towards the twelve free transfers you may make in a contract year.

To enroll under our dollar cost averaging program, send the appropriate form to our Administrative Office. You may end your participation in the program upon one day's prior written notice, and we may end or change the dollar cost averaging program at any time. If you don't have enough money in the Fidelity Money Market Option to transfer to each Variable Account Option specified, no transfer will be made and your enrollment in the program will end.

SYSTEMATIC TRANSFER PROGRAM

We also offer a systematic transfer program under which we transfer contributions allocated to the STO to one or more other Investment Options on a monthly or quarterly basis, as you determine. See Section 3, "Systematic Transfer Option." We'll transfer your STO contributions in equal installments of at least $1,000 over a one-year period. If you don't have enough money in the STO to transfer to each Option specified, a final transfer will be made on a pro rata basis and your enrollment in the program will end. All interest accrued and any money still in the STO at the end of the period during which transfers are scheduled to be made will be transferred at the end of that period on a pro rata basis to the Options you chose for this program. There is no charge for transfers under this program, and these transfers won't count towards the twelve free transfers you may make in a contract year.

To enroll under our systematic transfer program, send the appropriate form to our Administrative Office. We can end the systematic transfer program in whole or in part, or restrict contributions to the program. This program may not be available in some states.

CUSTOMIZED ASSET REBALANCING

We offer a Customized Asset Rebalancing program that allows you to determine how often rebalancing occurs. You can choose to rebalance monthly, quarterly, semi-annually or annually. The value in the Variable Account Options will automatically be rebalanced by transfers among your Investment Options, and you will receive a confirmation notice after each rebalancing. Transfers will occur only to and from those Variable Account Options where you have current contribution allocations. We won't charge a transfer charge for transfers under our Customized Asset Rebalancing program, and they won't count towards your twelve free transfers.

Fixed Accounts aren't eligible for the Customized Asset Rebalancing program.

To enroll in our Customized Asset Rebalancing program, send the appropriate form to our Administrative Office. You should be aware that other allocation programs, such as dollar cost averaging, as well as transfers and withdrawals that you make, may not work with the Customized Asset Rebalancing program. You should, therefore, monitor your use of other programs, transfers, and withdrawals while the Customized Asset Rebalancing program is in effect. You may terminate your participation in the program upon one day's prior written notice, and we may terminate or change the Customized Asset Rebalancing program at any time.

SYSTEMATIC CONTRIBUTIONS

We offer a program for systematic contributions that allows you to pre-authorize monthly, quarterly, or semi-annual withdrawals from your checking account to make your contributions. To enroll in this program, send the appropriate form to our Administrative Office. You or we may end your participation in the program with 30 days' prior written notice. We may end your participation if your bank declines to make any payment. The minimum amount for systematic contributions is $100 per month.

PERFORMANCE INFORMATION

Performance data for the Investment Options, including the yield and effective yield and total return of the Investment Options, may appear in advertisements or sales literature. This performance data is based only on the performance of a hypothetical investment in that Option during the particular period of time on which the calculations are based. Performance information should be considered in light of investment objectives and policies of the Portfolio in which the Option invests and the market conditions during the given time frame. It shouldn't be considered a representation of performance to be achieved in the future.

TOTAL RETURNS are based on the overall dollar or percentage change in value of a hypothetical investment in an Option. Total return information reflects changes in Portfolio share price, the automatic reinvestment of all distributions and the deduction of contract charges and expenses that may apply, including any contingent withdrawal charge that would apply if an owner surrendered the contract at the end of the period shown.

CUMULATIVE TOTAL RETURNS show an Investment Option's performance over a specific period of time, usually several years. An AVERAGE ANNUAL TOTAL RETURN shows the hypothetical yearly return that would produce the same cumulative total return if the Investment Option experienced exactly the same return each year for the entire period shown. Because performance will fluctuate on a year-by-year basis, the average annual total returns tend to show a smooth result that won't mirror actual performance, even though the end result will be the same.

Some Investment Options may also advertise YIELD, which shows the income generated by an investment in that particular Option over a specified period of time. This income is annualized and shown as a percentage. Yields don't take into account capital gains or losses or the contingent withdrawal charge that may apply if you withdraw your money at the end of the hypothetical time period.

The Janus Aspen Money Market Option may advertise its CURRENT and EFFECTIVE YIELD. Current yield reflects the income generated by an investment in that Option over a specified seven-day period. Effective yield is calculated in a similar manner, except that it assumes that the income earned is reinvested, and the income on the reinvested amount is included.

For a detailed description of the methods used to determine the yield and total return for the Variable Account Options, see the Statement of Additional Information.

LEGAL PROCEEDINGS

National Integrity is a party to litigation and arbitration proceedings in the ordinary course of its business. None of these matters is expected to have a material adverse effect on Integrity.


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



APPENDIX A

Condensed financial information is not provided for any of the Fidelity, Janus, or MFS funds because as of the date of this prospectus those sub-accounts had not started operations in Separate Account I. The Unit Value for each of those sub-accounts at inception will be $10.00.

APPENDIX B

CALCULATING THE ADDED VALUE CHARGE

TO CALCULATE THE CHARGE FOR THE ADDED VALUE OPTION, FOLLOW THESE STEPS:

STEP 1, calculate the minimum and maximum dollar amount charge allowed.

Minimum = FIRST-YEAR TOTAL CONTRIBUTIONS (x) minimum Added Value Option charge Maximum = FIRST-YEAR TOTAL CONTRIBUTIONS (x) maximum Added Value Option charge

Divide the minimum or maximum by 4 to determine the minimum or maximum quarterly charge.

STEP 2, calculate the amount of the charge for the Added Value Option.

Contract value at the end of 12 months (x) percentage charge for the Added Value Option.

STEP 3, determine if the fee goes above the maximum allowable dollar amount or below the minimum. If the fee is above the maximum dollar amount, the maximum dollar amount will be charged. If it is below the maximum, but above the minimum, that fee will be applied. If the charge is below the minimum dollar amount, the minimum dollar amount will be charged.

EXAMPLES:

The following applies to all examples:

First year premium deposits: $50,000
Credit amount of 3%:          $1,500
Total first-year deposits =  $51,500

EXAMPLE 1, MAXIMUM ADDED VALUE OPTION CHARGE

Account value at the end of 12 months = $68,212

STEP 1, calculate the minimum and maximum Added Value Option charge allowed.

$51,500 x .00435 = $224.03 annual / $56.01 quarterly minimum Added Value Option charge

$51,500 x .00546 = $281.19 annual / $70.30 quarterly maximum Added Value Option charge

STEP 2, calculate the percentage charge for the Added Value Option.

$68, 212 x .0045 = $306.95 annual / $76.74 quarterly

STEP 3, compare the percentage charge to the minimum and maximum to determine the actual charge.

Minimum charge = $224.03
Maximum charge = $281.19
Percentage charge = $306.95

Charge assessed against this account will be $281.19 / $70.30 quarterly

EXAMPLE 2, PERCENTAGE ADDED VALUE OPTION CHARGE

Account value at the end of 12 months = $54,900

STEP 1

Same as example 1

STEP 2, calculate the percentage charge for the Added Value Option.

$54,900 x .0045 = $247.05 annual / $61.76 quarterly

STEP 3, compare the percentage charge to the minimum and maximum to determine the actual charge.

Minimum charge = $224.03 Maximum charge = $281.19 Percentage charge = $247.05

Charge assessed against this account will be $247.05 annual / $61.76 quarterly

EXAMPLE 3, MINIMUM ADDED VALUE OPTION CHARGE

Account value at the end of 12 months = $43,208

STEP 1

Same as example 1

STEP 2, calculate the percentage charge for the Added Value Option.

$43,208 x .0045 = $194.44 annual / 48.61 quarterly

STEP 3, compare the percentage charge to the minimum and maximum to determine actual charge.

Minimum charge = $224.03
Maximum charge = $281.19
Percentage charge = $194.44

Charge assessed against this account will be $224.03 annual / $48.61quarterly

APPENDIX C

These examples show how stock market performance affects the Added Value Option. The examples below show a comparison between a policy with the Added Value Option (AVO) and without depending upon how the market performs. The TOTAL FIRST YEAR CONTRIBUTIONS are $50,000 and the 3% option was selected for a credit of $1500.

Account values are for the end of each policy year.

The graphs below each example show how the charge for the Added Value Option works based on market performance and how the minimum and maximum charge is applied.

Example 1: Market performs at a hypothetical 4% annualized rate of return:
--------------------------------------------------------------------------

Policy Year                         Account Value Without AVO                   Account Value With AVO

         1                                  $51,450                                     $52,756
         2                                  $52,943                                     $54,044
         3                                  $54,480                                     $55,363
         4                                  $56,063                                     $56,716
         5                                  $57,692                                     $58,103
         6                                  $58,370                                     $59,524
         7                                  $61,097                                     $60,980

                          Illustration of AVO Charges
                        $1,500 Credit on $50,000 Policy
                  Hypothetical 4.0% Annualized Rate of Return

                                  [BAR CHART]

Example 2: Market performs at a hypothetical 8% annualized rate of return:
--------------------------------------------------------------------------

Policy Year                         Account Value Without AVO                   Account Value with AVO

         1                                  $53,430                                    $54,786
         2                                  $57,097                                    $58,285
         3                                  $61,018                                    $62,008
         4                                  $65,211                                    $65,980
         5                                  $69,694                                    $70,228
         6                                  $74,486                                    $74,769
         7                                  $79,611                                    $79,625

                          Illustration of AVO Charges
                        $1,500 Credit on $50,000 Policy
                  Hypothetical 8.0% Annualized Rate of Return

                                   [BARCHART]

Example 3: Market performs at a hypothetical 12%annualized rate of return.
--------------------------------------------------------------------------

Policy Year                         Account Value Without AVO                   Account Value with AVO

         1                                  $55,410                                     $56,817
         2                                  $61,409                                     $62,686
         3                                  $68,060                                     $69,183
         4                                  $75,435                                     $75,388
         5                                  $83,612                                     $84,377
         6                                  $92,679                                     $93,235
         7                                  $102,733                                   $103,056

                          Illustration of AVO Charges
                        $1,500 Bonus on $50,000 Policy
                  Hypothetical 12.0% Annualized Rate of Return

                                   [BARCHART]

APPENDIX D

           ILLUSTRATION OF A MARKET VALUE ADJUSTMENT

                  Contribution:    $50,000.00

                  GRO Account duration:     7 Years

                  Guaranteed Interest Rate: 5% Annual Effective Rate

The following examples illustrate how the Market Value Adjustment and the contingent withdrawal charge may affect the values of a contract upon a withdrawal. The 5% assumed Guaranteed Interest Rate is the same rate used in the Example under "Table of Annual Fees and Expenses" in this Prospectus. In these examples, the withdrawal occurs at the end of the three year period after the initial contribution. The Market Value Adjustment operates in a similar manner for transfers. Contingent withdrawal charges don't apply to transfers.

The GRO Value for this $50,000 contribution is $70,355.02 at the expiration of the GRO Account. After three years, the GRO Value is $57,881.25. It is also assumed for these examples that you haven't made any prior partial withdrawals or transfers.

The Market Value Adjustment will be based on the rate we are crediting (at the time of the withdrawal) on new contributions to GRO Accounts of the same duration as the time remaining in your GRO Account, rounded to the next lower number of complete months. If we don't declare a rate for the exact time remaining, we'll use a formula to find a rate using GRO Accounts of durations closest to (next higher and next lower) the remaining period described above. Three years after the initial contribution, there would have been four years remaining in your GRO Account. These examples also show the withdrawal charge, which would be calculated separately.

EXAMPLE OF A DOWNWARD MARKET VALUE ADJUSTMENT:

A downward Market Value Adjustment results from a full or partial withdrawal that occurs when interest rates have increased. Assume interest rates have increased three years after the initial contribution and that at that time, we're crediting 6.25% for a four-year GRO Account. Upon a full withdrawal, the Market Value Adjustment, applying the above formula would be:

                                48/12                      48/12
         -0.0551589 = [(1 + .05)      / (1 + .0625 + .0025)     ] - 1

The Market Value Adjustment is a reduction of $3,192.67 from the GRO Value:

         -$3,192.67 = -0.0551589 X $57,881.25

The Market Adjusted Value would be:

         $54,688.58 = $57,881.25 - $3,192.67

A withdrawal charge of 6% would be assessed against the $50,000 original contribution:

         $3,000.00 = $50,000.00 X .06

Thus, the amount payable on a full withdrawal would be:

         $51,688.58 = $57,881.25 - $3,192.67 - $3,000.00

If instead of a full withdrawal, $20,000 was requested, we would first determine the free withdrawal amount:

         $5,788.13 = $57,881.25 X .10

         Free Amount = $5,788.13

The non-free amount would be:

         $14,211.87 = $20,000.00 - $5,788.13

The Market Value Adjustment, which is only applicable to the non-free amount, would be

         - $783.91 = -0.0551589 X $14,211.87

The withdrawal charge would be:

         $957.18 = [($14,211.87+ $783.91)/(1 - .06)] - ($14,211.87+ 783.91)

Thus, the total amount needed to provide $20,000 after the Market Value Adjustment and withdrawal charge would be:

         $21,741.09 = $20,000.00 + $783.91 + $957.18

The ending Account Value would be:

         $36,140.16 = $57,881.25 - $21,741.09

EXAMPLE OF AN UPWARD MARKET VALUE ADJUSTMENT:

An upward Market Value Adjustment results from a full or partial withdrawal that occurs when interest rates have decreased. Assume interest rates have decreased three years after the initial contribution and we're crediting 4% for a four-year GRO Account. Upon a full withdrawal, the Market Value Adjustment, applying the formula set forth in the prospectus, would be:

         .0290890 = [(1 + .05)48/12 / (1 + .04 + .0025)48/12] - 1

The Market Value Adjustment is an increase of $1,683.71 to the GRO Value:

         $1,683.71 = .0290890 X $57,881.25

The Market Adjusted Value would be:

         $59,564.96 = $57,881.25 + $1,683.71

A withdrawal charge of 6% would be assessed against the $50,000 original contribution:

         $3,000.00 = $50,000.00 X .06

Thus, the amount payable on a full withdrawal would be:

         $56,564.96 = $57,881.25 + $1,683.71 - $3,000.00

If instead of a full withdrawal, $20,000 was requested, the free withdrawal amount and non-free amount would first be determined as above:

                       Free Amount =    $ 5,788.13

                Non-Free Amount =    $14,211.87

      The Market Value Adjustment would be:

               $413.41 = .0290890 X $14,211.87

      The withdrawal charge would be:

               $880.75 = [($14,211.87 - $413.41)/(1 - .06)] - ($14,211.87 -
               $413.41)

      Thus, the total amount needed to provide $20,000 after the Market Value Adjustment and withdrawal charge would be:

               $20,467.34 = $20,000.00 - $413.41 + $880.75

      The ending Account Value would be:

               $37,413.91 = $57,881.25 - $20,467.34

      Actual Market Value Adjustments may have a greater or lesser impact than shown in the examples, depending on the actual change in interest crediting rate and the timing of the withdrawal or transfer in relation to the time remaining in the GRO Account. Also, the Market Value Adjustment can never decrease the Account Value below your premium plus 3% interest, before any applicable charges. Account values less than $50,000 will be subject to a $30 annual charge.

The above examples will be adjusted to comply with applicable state regulation requirements for contracts issued in certain states.

APPENDIX E - TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

Part 1 - National Integrity and Custodian
Part 2 - Distribution of the Contracts
Part 3 - Performance Information
Part 4 - Determination of Accumulation Values
Part 5 - Tax Favored Retirement Programs
     Traditional Individual Retirement Annuities
     Roth Individual Retirement Annuities
     SIMPLE Individual Retirement Annuities
     Tax Sheltered Annuities
     Simplified Employee Pensions
     Corporate and Self-Employed (H.R.10 and Keogh) Pension and Profit Sharing
       Plans
     Deferred Compensation Plans of State and Local Governments and Tax-Exempt
       Organizations
     Distributions Under Tax Favored Retirement Programs

Part 6 - Financial Statements

If you would like to receive a copy of the Statement of Additional Information, please complete the form below and send it to:

Administrative Office
National Integrity Life Insurance Company
15 Matthews Street, Suite 200
Goshen, NY  10924
ATTN: Request for SAI of Separate Account I (AnnuiCHOICE)

Name:
             -----------------------------------------------------------

Address
             -----------------------------------------------------------

City:                        State:               Zip:
           -----------------           ----------        ---------------

                       STATEMENT OF ADDITIONAL INFORMATION

                                 JANUARY 1, 2001

                                       FOR

                                   ANNUICHOICE

                        FLEXIBLE PREMIUM VARIABLE ANNUITY

                                    ISSUED BY

                    NATIONAL INTEGRITY LIFE INSURANCE COMPANY

                                       AND

                      FUNDED THROUGH ITS SEPARATE ACCOUNT I


                                TABLE OF CONTENTS

                                                                                                            Page

Part 1 - National Integrity and Custodian.......................................................................1
Part 2 - Distribution of the Contracts..........................................................................1
Part 3 - Performance Information................................................................................1
Part 4 - Determination of Accumulation Values...................................................................5
Part 5 - Tax Favored Retirement Programs........................................................................6

     Traditional Individual Retirement Annuities................................................................6
     Roth Individual Retirement Annuities.......................................................................6
     SIMPLE Individual Retirement Annuities.....................................................................6
     Tax Sheltered Annuities....................................................................................6
     Simplified Employee Pensions...............................................................................7
     Corporate and Self-Employed (H.R.10 and Keogh) Pension and Profit Sharing Plans............................7
     Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations....................7
     Distributions Under Tax Favored Retirement Programs........................................................7

Part 6 - Financial Statements...................................................................................8

This Statement of Additional Information (SAI) is not a prospectus. It should be read in conjunction with the prospectus for the contracts, dated January 1, 2001. For definitions of special terms used in the SAI, please refer to the prospectus.

A copy of the prospectus to which this SAI relates is available at no charge by writing the Administrative Office at National Integrity Life Insurance Company ("National Integrity"), 15 Matthews Street, Suite 200, Goshen, NY 10924, or by calling 1-800-433-1778.

PART 1 - NATIONAL INTEGRITY AND CUSTODIAN

National Integrity, the depositor of Separate Account I, is a wholly owned subsidiary of Integrity Life Insurance Company and an indirect subsidiary of The Western and Southern Life Insurance Company ("W&S"), a mutual life insurance company originally organized under the laws of the State of Ohio on February 23, 1888.

Until March 3, 2000, National Integrity was an indirect wholly owned subsidiary of ARM Financial Group, Inc. ("ARM"). ARM provided substantially all of the services required to be performed on behalf of the Separate Account. Total fees paid to ARM by National Integrity for management services in 1997 were $5,855,216, in 1998 were $8,766,003, and in 1999 were $7,558,793.

National Integrity is the custodian for the shares of the Funds owned by the Separate Account. The Funds' shares are held in book-entry form.

Reports and marketing materials, from time to time, may include information concerning the rating of National Integrity, as determined by A.M. Best Company, Moody's Investor Service, Standard & Poor's Corporation, Duff & Phelps Corporation, or other recognized rating services. Integrity is currently rated "A" (Excellent) by A.M. Best Company, "AAA" (Extremely Strong) by Standard & Poor's Corporation, "Aa2" (Excellent) by Moody's Investors Service, Inc., and "AAA" (Highest) by Duff and Phelps Credit Rating Company. However, National Integrity doesn't guarantee the investment performance of the portfolios, and these ratings don't reflect protection against investment risk.

TAX STATUS OF NATIONAL INTEGRITY

National Integrity is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code of 1986, as amended (the CODE). Since the Separate Accounts aren't separate entities from National Integrity and their operations form a part of National Integrity, they aren't taxed separately as "regulated investment companies" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Separate Accounts are reinvested and taken into account in determining the accumulation value. Under existing federal income tax law, the Separate Accounts' investment income, including realized net capital gains, isn't taxed to National Integrity. National Integrity can make a tax deduction if federal tax laws change to include these items in our taxable income.

PART 2 - DISTRIBUTION OF THE CONTRACTS

Touchstone Securities, Inc. ("Touchstone Securities"), 311 Pike Street, Cincinnati, Ohio 45202, and indirect subsidiary of W&S and an affiliate of National Integrity, is the principal underwriter of the contracts. Touchstone Securities is registered with the SEC as a broker-dealer and is a member in good standing of the National Association of Securities Dealers, Inc. The contracts are offered through Touchstone Securities on a continuous basis.

We generally pay a maximum distribution allowance of 7.5% of initial contribution and 7% of additional contributions, plus .50% trail commission paid on Account Value after the 8th Contract Year. The amount of distribution allowances paid was $1,040,858 for the year ended December 31, 1999, $1,753,582 for the year ended December 31, 1998, and $2,647,756 for the year ended December 31, 1997. Distribution allowances weren't retained by ARM Securities Corporation, the principal underwriter for the contracts prior to March 3, 2000, during these years. National Integrity may from time to time pay or allow additional promotional incentives, in the form of cash or other compensation, to broker-dealers that sell contracts. In some instances, those types of incentives may be offered only to certain broker-dealers that sell or are expected to sell certain minimum amounts of the contracts during specified time periods, maintain a specific number of contracts with the company, or maintain a certain level of assets managed by the company.

PART 3 - PERFORMANCE INFORMATION

Each Variable Account Option may from time to time include the Average Annual Total Return, the Cumulative Total Return, and Yield of its shares in advertisements or in information furnished to shareholders. The VIP Money Market Option may also from time to time include the Yield and Effective Yield of its shares in information furnished to shareholders. Performance information is computed separately for each Option in accordance with the formulas described below. At any time in the future, total return and yields may be higher or lower than in the past and we can't guarantee that any historical results will continue.

TOTAL RETURNS

Total returns reflect all aspects of an Option's return, including the automatic reinvestment by the Option of all distributions and the deduction of all charges that apply to the Option on an annual basis, including mortality risk and expense charges, the annual administrative charge and other charges against contract values. For purposes of charges not based upon a percentage of contract values, an average account value of $40,000 will be used. Quotations also will assume a termination (surrender) at the end of the particular period and reflect the deductions of the contingent withdrawal charge, if they would apply. Any total return calculation will be based upon the assumption that the Option corresponding to the investment portfolio was in existence throughout the stated period and that the applicable contractual charges and expenses of the Option during the stated period were equal to those that currently apply under the contract. Total returns may be shown at the same time that do not take into account deduction of the contingent withdrawal charge, and/or the annual administrative charge.

AVERAGE ANNUAL TOTAL RETURNS are calculated by determining the growth or decline in value of a hypothetical historical investment in the Option over certain periods, including 1, 3, 5, and 10 years (up to the life of the Option), and then calculating the annually compounded percentage rate that would have produced the same result if the rate of growth or decline in value had been constant over the period. Investors should realize that the Option's performance is not constant over time, but changes from year to year, and that the average annual returns represent the averages of historical figures as opposed to the actual historical performance of an Option during any portion of the period shown. Average annual returns are calculated pursuant to the following formula:
P(1+T)(n) = ERV, where P is a hypothetical initial payment of $1,000, T is the average annual total return, n is the number of years, and ERV is the withdrawal value at the end of the period.

CUMULATIVE TOTAL RETURNS are UNAVERAGED and reflect the simple percentage change in the value of a hypothetical investment in the Option over a stated period of time. In addition to the period since inception, cumulative total returns may be calculated on a year-to-date basis at the end of each calendar month in the current calendar year. The last day of the period for year-to-date returns is the last day of the most recent calendar month at the time of publication.

YIELDS

Some Options may advertise yields. Yields quoted in advertising reflect the change in value of a hypothetical investment in the Option over a stated period of time, not taking into account capital gains or losses or any contingent withdrawal charge. Yields are annualized and stated as a percentage.

CURRENT YIELD and EFFECTIVE YIELD are calculated for the VIP Money Market Option. Current Yield is based on the change in the value of a hypothetical investment (exclusive of capital changes) over a particular 7-day period, less a hypothetical charge reflecting deductions from contract values during the period (the BASE PERIOD), and stated as a percentage of the investment at the start of the base period (the BASE PERIOD RETURN). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent. Effective yield assumes that all dividends received during an annual period have been reinvested. This compounding effect causes effective yield to be higher than current yield. Calculation of effective yield begins with the same base period return used in the calculation of current yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

                                            365/7
Effective Yield = {(Base Period Return) + 1)     } - 1

PERFORMANCE COMPARISONS

Performance information for an Option may be compared, in reports and advertising, to: (1) Standard & Poor's Stock Index (S&P 500), Dow Jones Industrial Averages, (DJIA), Donoghue Money Market Institutional Averages, or other unmanaged indices generally regarded as representative of the securities markets; (2) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, Inc. or the Variable Annuity Research and Data Service, which are widely used independent research firms that rank mutual funds and other investment companies by overall performance, investment objectives, and assets; and (3) the Consumer Price Index (measure of inflation) to assess the real rate of return from an investment in a contract. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for annuity charges, investment management costs, brokerage costs and other transaction costs that are normally paid when directly investing in securities.

Each Option may from time to time also include the ranking of its performance figures relative to such figures for groups of mutual funds categorized by Lipper Analytical Services (LIPPER) as having the same or similar investment objectives or by similar services that monitor the performance of mutual funds. Each Option may also from time to time compare its performance to average mutual fund performance figures compiled by Lipper in LIPPER PERFORMANCE ANALYSIS. Advertisements or information furnished to present shareholders or prospective investors may also include evaluations of an Option published by nationally recognized ranking services and by financial publications that are nationally recognized such as BARRON'S, BUSINESS WEEK, CDA TECHNOLOGIES, INC., CHANGING TIMES, CONSUMER'S DIGEST, DOW JONES INDUSTRIAL AVERAGE, FINANCIAL PLANNING, FINANCIAL TIMES, FINANCIAL WORLD, FORBES, FORTUNE, GLOBAL INVESTOR, HULBERT'S FINANCIAL DIGEST, INSTITUTIONAL INVESTOR, INVESTORS DAILY, MONEY, MORNINGSTAR MUTUAL FUNDS, THE NEW YORK TIMES, PERSONAL INVESTOR, STANGER'S INVESTMENT ADVISER, VALUE LINE, THE WALL STREET JOURNAL, WIESENBERGER INVESTMENT COMPANY SERVICE AND USA TODAY.

The performance figures described above may also be used to compare the performance of an Option's shares against certain widely recognized standards or indices for stock and bond market performance. The following are the indices against which the Options may compare performance:

The Standard & Poor's Composite Index of 500 Stocks (the S&P 500) is a market value-weighted and unmanaged index showing the changes in the aggregate market value of 500 stocks relative to the base period 1941-43. The S&P 500 Index is composed almost entirely of common stocks of companies listed on the NYSE, although the common stocks of a few companies listed on the American Stock Exchange or traded OTC are included. The 500 companies represented include 400 industrial, 60 transportation and 50 financial services concerns. The S&P 500 Index represents about 80% of the market value of all issues traded on the NYSE.

The Dow Jones Composite Average (or its component averages) is an unmanaged index composed of 30 blue-chip industrial corporation stocks (Dow Jones Industrial Average), 15 utilities company stocks and 20 transportation stocks. Comparisons of performance assume reinvestment of dividends.

The New York Stock Exchange composite or component indices are unmanaged indices of all industrial, utilities, transportation and finance company stocks listed on the New York Stock Exchange.

The Wilshire 5000 Equity Index (or its component indices) represents the return of the market value of all common equity securities for which daily pricing is available. Comparisons of performance assume reinvestment of dividends.

The Morgan Stanley Capital International EAFE Index is an arithmetic, market value-weighted average of the performance of over 900 securities on the stock exchanges of countries in Europe, Australia and the Far East.

The Morgan Stanley Capital International World Index - An arithmetic, market value-weighted average of the performance of over 1,470 securities listed on the stock exchanges of countries in Europe, Australia, the Far East, Canada and the United States.

The Goldman Sachs 100 Convertible Bond Index currently includes 67 bonds and 33 preferred stocks. The original list of names was generated by screening for convertible issues of $100 million or greater in market capitalization. The index is priced monthly.

The Lehman Brothers Government Bond Index (the LEHMAN GOVERNMENT INDEX) is a measure of the market value of all public obligations of the U.S. Treasury; all publicly issued debt of all agencies of the U.S. Government and all quasi-federal corporations; and all corporate debt guaranteed by the U.S. Government. Mortgage-backed securities, flower bonds and foreign targeted issues are not included in the Lehman Government Index.

The Lehman Brothers Government/Corporate Bond Index (the LEHMAN
GOVERNMENT/CORPORATE INDEX) is a measure of the market value of approximately 5,300 bonds with a face value currently in excess of $1 million, which have at least one year to maturity and are rated "Baa" or higher (INVESTMENT GRADE) by a nationally recognized statistical rating agency.

The Lehman Brothers Government/Corporate Intermediate Bond Index (the LEHMAN GOVERNMENT/ CORPORATE INTERMEDIATE INDEX) is composed of all bonds covered by the Lehman Brothers Government/Corporate Bond Index with maturities between one and 9.99 years. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indexes are rebalanced monthly by market capitalization.

The Lehman Brothers Intermediate Treasury Bond Index includes bonds with maturities between one and ten years with a face value currently in excess of $1 million, that are rated investment grade or higher by a nationally recognized statistical rating agency.

The Shearson Lehman Long-Term Treasury Bond Index is composed of all bonds covered by the Shearson Lehman Hutton Treasury Bond Index with maturities of 10 years or greater.

The National Association of Securities Dealers Automated Quotation System (NASDAQ) Composite Index covers 4,500 stocks traded over the counter. It represents many small company stocks but is heavily influenced by about 100 of the largest NASDAQ stocks. It is a value-weighted index calculated on price change only and does not include income.

The NASDAQ Industrial Index is composed of more than 3,000 industrial issues. It is a value-weighted index calculated on price change only and does not include income.

The Value Line (Geometric) Index is an unweighted index of the approximately 1,700 stocks followed by the VALUE LINE INVESTMENT SURVEY.

The Salomon Brothers GNMA Index includes pools of mortgages originated by private lenders and guaranteed by the mortgage pools of the Government National Mortgage Association.

The Salomon Brothers' World Market Index is a measure of the return of an equally weighted basket of short-term (three month U.S. Government securities and bank deposits) investments in eight major currencies: the U.S. dollars, UK pounds sterling, Canadian dollars, Japanese yen, Swiss francs, French francs, German deutsche mark and Netherlands guilder.

The Salomon Brothers Broad Investment-Grade Bond Index contains approximately 3,800 Treasury and agency, corporate and mortgage bonds with a rating of BBB or higher, a stated maturity of at least one year, and a par value outstanding of $25 million or more. The index is weighted according to the market value of all bond issues included in the index.

The Salomon Brothers High Grade Corporate Bond Index consists of publicly issued, non-convertible corporate bonds rated AA or AAA. It is a value-weighted, total return index, including approximately 800 issues with maturities of 12 years or grater.

The Salomon Brothers World Bond Index measures the total return performance of high-quality securities in major sectors of the international bond market. The index covers approximately 600 bonds from 10 currencies: Australian dollars, Canadian dollars, European Currency Units, French francs, Japanese yen, Netherlands guilder, Swiss francs, UK pounds sterling, U.S. dollars, and German deutsche marks.

The J.P. Morgan Global Government Bond Index is a total return, market capitalization weighted index, rebalanced monthly consisting of the following countries: Australia, Belgium, Canada, Denmark, France, Germany, Italy, Japan, Netherlands, Spain, Sweden, United Kingdom and United States.

The 50/50 Index assumes a static mix of 50% of the S&P 500 Index and 50% of the Lehman Government Corporate Index.

Other Composite Indices: 70% S&P 500 Index and 30% NASDAQ Industrial Index; 35% S&P 500 Index and 65% Salomon Brothers High Grade Bond Index; and 65% S&P Index and 35% Salomon Brothers High Grade Bond Index.

The SEI Median Balanced Fund Universe measures a group of funds with an average annual equity commitment and an average annual bond - plus - private - placement commitment greater than 5% each year. SEI must have at least two years of data for a fund to be considered for the population.

The Russell 2000/Small Stock Index comprises the smallest 2000 stocks in the Russell 3000 Index, and represents approximately 11% of the total U.S. equity market capitalization. The Russell 3000 Index comprises the 3,000 largest U.S. companies by market capitalization. The smallest company has a market value of roughly $20 million.

The Russell 2500 Index is comprised of the bottom 500 stocks in the Russell 1000 Index, which represents the universe of stocks from which most active money managers typically select; and all the stocks in the Russell 2000 Index. The largest security in the index has a market capitalization of approximately 1.3 billion.

The Consumer Price Index (or Cost of Living Index), published by the United States Bureau of Labor Statistics is a statistical measure of change, over time, in the price of goods and services in major expenditure groups.

STOCKS, BONDS, BILLS AND INFLATION, published by Hobson Associates, presents an historical measure of yield, price and total return for common and small company stocks, long-term government bonds, Treasury bills and inflation.

Savings and Loan Historical Interest Rates as published in the United States Savings & Loan League Fact Book.

Historical data supplied by the research departments of First Boston Corporation, the J.P. Morgan companies, Salomon Brothers, Merrill Lynch, Pierce, Fenner & Smith, Shearson Lehman Hutton and Bloomberg L.P.

The MSCI Combined Far East Free ex Japan Index is a market-capitalization weighted index comprising stocks in Hong Kong, Indonesia, Korea, Malaysia, Philippines, Singapore and Thailand. Korea is included in the MSCI Combined Far East Free ex Japan Index at 20% of its market capitalization.

The First Boston High Yield Index generally includes over 180 issues with an average maturity range of seven to ten years with a minimum capitalization of $100 million. All issues are individually trader-priced monthly.

In reports or other communications to shareholders, the Fund may also describe general economic and market conditions affecting the Options and may compare the performance of the Options with (1) that of mutual funds included in the rankings prepared by Lipper or similar investment services that monitor the performance of insurance company separate accounts or mutual funds, (2) IBC/Donoghue's Money Fund Report, (3) other appropriate indices of investment securities and averages for peer universe of funds which are described in this Statement of Additional Information, or (4) data developed by National Integrity or any of the Sub-Advisers derived from such indices or averages.

INDIVIDUALIZED COMPUTER GENERATED ILLUSTRATIONS

National Integrity may from time to time use computer-based software available through Morningstar, CDA/Wiesenberger and/or other firms to provide registered representatives and existing and/or potential owners of the contracts with individualized hypothetical performance illustrations for some or all of the Variable Account Options. Such illustrations may include, without limitation, graphs, bar charts and other types of formats presenting the following information: (i) the historical results of a hypothetical investment in a single Option; (ii) the historical fluctuation of the value of a single Option (actual and hypothetical); (iii) the historical results of a hypothetical investment in more than one Option; (iv) the historical performance of two or more market indices in relation to one another and/or one or more Options; (v) the historical performance of two or more market indices in comparison to a single Option or a group of Options; (vi) a market risk/reward scatter chart showing the historical risk/reward relationship of one or more mutual funds or Options to one or more indices and a broad category of similar anonymous variable annuity subaccounts; and (vii) Option data sheets showing various information about one or more Options (such as information concerning total return for various periods, fees and expenses, standard deviation, alpha and beta, investment objective, inception date and net assets). We reserve the right to republish figures independently provided by Morningstar or any similar agency or service.

PART 4 - DETERMINATION OF ACCUMULATION UNIT VALUES

The accumulation unit value of an Option will be determined on each day the New York Stock Exchange is open for trading. The accumulation units are valued as of the close of business on the New York Stock Exchange, which currently is 4:00 p.m., Eastern time. Each Option's accumulation unit value is calculated separately. For all Options, the accumulation unit value is computed by dividing the value of the securities held by the Option plus any cash or other assets, less its liabilities, by the number of outstanding units. Securities are valued using the amortized cost method of valuation, which approximates market value. Under this method of valuation, the difference between the acquisition cost and value at maturity is amortized by assuming a constant (straight-line) accretion of a discount or amortization of a premium to maturity. Cash, receivables and current payables are generally carried at their face value.

PART 5 - TAX FAVORED RETIREMENT PROGRAMS

The contracts described in the prospectus may be used in connection with certain tax-favored retirement programs, for groups and individuals. Following are brief descriptions of various types of qualified plans in connection with which National Integrity may issue a contract. National Integrity reserves the right to change its administrative rules, such as minimum contribution amounts, as needed to comply with the Code as to tax-favored retirement programs.

TRADITIONAL INDIVIDUAL RETIREMENT ANNUITIES

Code Section 408(b) permits eligible individuals to contribute to an individual retirement program known as a Traditional IRA. An individual who receives compensation and who has not reached age 70-1/2 by the end of the tax year may establish a Traditional IRA and make contributions up to the deadline for filing his or her federal income tax return for that year (without extensions). Traditional IRAs are subject to limitations on the amount that may be contributed, the persons who may be eligible, and on the time when distributions may begin. An individual may also rollover amounts distributed from another Traditional IRA, Roth IRA or another tax-favored retirement program to a Traditional IRA contract. Your Traditional IRA contract will be issued with a rider outlining the special terms of your contract that apply to Traditional IRAs. The Owner will be deemed to have consented to any other amendment unless the Owner notifies us that he or she does not consent within 30 days from the date we mail the amendment to the Owner.

ROTH INDIVIDUAL RETIREMENT ANNUITIES

Section 408(A) of the Code permits eligible individuals to contribute to an individual retirement program known as a Roth IRA. An individual who receives compensation may establish a Roth IRA and make contributions up to the deadline for filing his or her federal income tax return for that year (without extensions). Roth IRAs are subject to limitations on the amount that may be contributed, the persons who are eligible to contribute, and on the time when a tax-favored distribution may begin. An individual may also rollover amounts distributed from another Roth IRA or Traditional IRA to a Roth IRA contract. Your Roth IRA contract will be issued with a rider outlining the special terms of your contract which apply to Roth IRAs. Any amendment made for the purpose of complying with provisions of the Code and related regulations may be made without the consent of the Owner. The Owner will be deemed to have consented to any other amendment unless the Owner notifies us that he or she does not consent within 30 days from the date we mail the amendment to the Owner.

SIMPLE INDIVIDUAL RETIREMENT ANNUITIES

Currently, we do not issue Individual Retirement Annuities known as a "SIMPLE IRA" as defined in Section 408(p) of the Code.

TAX SHELTERED ANNUITIES

Section 403(b) of the Code permits the purchase of tax-sheltered annuities (TSA) by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. The contract is not intended to accept other than employee contributions. Such contributions are excluded from the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the TSA is limited to certain maximums imposed by Code sections 403(b), 415 and 402(g). Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment. Your contract will be issued with a rider outlining the special terms that apply to a TSA.

SIMPLIFIED EMPLOYEE PENSIONS

Section 408(k) of the Code allows employers to establish simplified employee pension plans (SEP-IRAS) for their employees, using the employees' IRAs for such purposes, if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to IRAs. Employers intending to use the contract in connection with such plans should seek competent advice. The SEP-IRA will be issued with a rider outlining the special terms of the contract.

CORPORATE AND SELF-EMPLOYED (H.R. 10 AND KEOGH) PENSION AND PROFIT SHARING PLANS

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the contract in order to provide benefits under the plans. Employers intending to use the contract in connection with these plans should seek competent advice. The Company can request documentation to substantiate that a qualified plan exists and is being properly administered. National Integrity does not administer such plans.

DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS

Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. To the extent the contracts are used in connection with an eligible plan, employees are considered general creditors of the employer and the employer as Owner of the contract has the sole right to the proceeds of the contract. However, Section 457(g), as added by the Small Business and Jobs Protection Act (SBJPA) of 1996, provides that on and after August 20, 1996, a plan maintained by an eligible governmental employer must hold all assets and income of the plan in a trust, custodial account, or annuity contract for the exclusive benefit of participants and their beneficiaries. Plans in existence on August 20, 1996, should have established a trust, custodial account, or annuity contract by January 1, 1999. Loans to employees may be permitted under such plans; however, a Section 457 plan is not required to allow loans. Contributions to a contract in connection with an eligible government plan are subject to limitations. Those who intend to use the contracts in connection with such plans should seek competent advice. The Company can request documentation to substantiate that a qualified plan exists and is being properly administered. National Integrity does not administer such plans.

DISTRIBUTIONS UNDER TAX FAVORED RETIREMENT PROGRAMs

Distributions from tax-favored plans are subject to certain restrictions. Participants in qualified plans, with the exception of five-percent owners, must begin receiving distributions by April 1 of the calendar year following the later of either (i) the year in which the employee reaches age 70-1/2 or (ii) the calendar year in which the employee retires. Participants in Traditional IRAs must begin receiving distributions by April 1 of the calendar year following the year in which the employee reaches age 70-1/2. Additional distribution rules apply after the participant's death. If you don't take mandatory distributions you may owe a 50% penalty tax on any difference between the required distribution amount and the amount distributed. Owners of traditional IRAs and five percent owners must begin distributions by age 70-1/2.

The Taxpayer Relief Act of 1997 creating Roth IRAs eliminates mandatory distribution at age 70 1/2 for Roth IRAs.

Distributions from a tax-favored plan (not including a Traditional IRA subject to Code Section 408(a) Roth IRA) to an employee, surviving spouse, or former spouse who is an alternate payee under a qualified domestic relations order, in the form of a lump sum settlement or periodic annuity payments for a fixed period of fewer than 10 years are subject to mandatory income tax withholding of 20% of the taxable amount of the distribution, unless (1) the distributee directs the transfer of such amounts in cash to another plan or Traditional IRA; or (2) the payment is a minimum distribution required under the Code. The taxable amount is the amount of the distribution less the amount allocable to after-tax contributions. All other types of taxable distributions are subject to withholding unless the distributee elects not to have withholding apply.

We are not permitted to make distributions from a contract unless a request has been made. It is therefore your responsibility to comply with the minimum distribution rules. You should consult your tax adviser regarding these rules and their proper application.

The above description of the federal income tax consequences of the different types of tax-favored retirement plans which may be funded by the contract is only a brief summary and is not intended as tax advice. The rules governing the provisions of plans are extremely complex and often difficult to comprehend. Anything less than full compliance with all applicable rules, all of which are subject to change, may have adverse tax consequences. A prospective Owner considering adoption of a plan and purchase of a contract in connection therewith should first consult a qualified and competent tax adviser, with regard to the suitability of the contract as an investment vehicle for the plan.

PART 6 - FINANCIAL STATEMENTS

Ernst & Young LLP is our independent auditor and serves as independent auditor of the Separate Account. Ernst & Young LLP on an annual basis will audit certain financial statements prepared by management and express an opinion on such financial statements based on their audits.

The financial statements of National Integrity should be distinguished from the financial statements of the Separate Account and should be considered only as they relate to the ability of National Integrity to meet its obligations under the contract. They should not be considered as relating to the investment performance of the assets held in the Separate Account.

                              Financial Statements
                                (Statutory Basis)

                             National Integrity Life
                                Insurance Company

                     YEARS ENDED DECEMBER 31, 1999 AND 1998
                       WITH REPORT OF INDEPENDENT AUDITORS

                    National Integrity Life Insurance Company

                              Financial Statements
                                (Statutory Basis)

                     Years Ended December 31, 1999 and 1998




                                    CONTENTS

Report of Independent Auditors.........................................1

Audited Financial Statements

Balance Sheets (Statutory Basis).......................................2
Statements of Income (Statutory Basis).................................4
Statements of Changes in Capital and Surplus (Statutory Basis).........5
Statements of Cash Flows (Statutory Basis).............................6
Notes to Financial Statements (Statutory Basis)........................8

                         Report of Independent Auditors

Board of Directors
National Integrity Life Insurance Company

We have audited the accompanying statutory basis balance sheets of National Integrity Life Insurance Company as of December 31, 1999 and 1998, and the related statutory basis statements of income, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the New York Insurance Department, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States and the effects on the accompanying financial statements are described in Note 1.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of National Integrity Life Insurance Company at December 31, 1999 and 1998, or the results of its operations or its cash flows for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Integrity Life Insurance Company at December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with accounting practices prescribed or permitted by the New York Insurance Department.


                                                    /s/ Ernst & Young LLP
Louisville, Kentucky
March 31, 2000

                   National Integrity Life Insurance Company

                        Balance sheets (Statutory Basis)

                                                     DECEMBER 31,
                                                1999               1998
                                          -------------------------------
                                                   (IN THOUSANDS)
ADMITTED ASSETS
Cash and invested assets:
    Bonds                                   $  345,374        $  360,012
    Preferred stocks                             9,740             9,740
    Mortgage loans                               2,350             2,835
    Policy loans                                29,246            26,695
    Cash and short-term investments            110,583            78,883
    Receivable for securities                    1,826                 -
    Federal income tax recoverable               2,769                 -
    Other invested assets                        3,776             3,786
                                          -------------------------------
Total cash and invested assets                 505,664           481,951

Separate account assets                        841,835           771,953
Accrued investment income                        9,618             5,062
Other admitted assets                               71               718



                                          -------------------------------
Total admitted assets                      $ 1,357,188       $ 1,259,684
                                          ===============================



                                                                      DECEMBER 31,
                                                                1999               1998
                                                            -----------------------------------
                                                                     (IN THOUSANDS)
LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:
    Policy and contract liabilities:
      Life and annuity reserves                                  $  460,159         $  437,286
      Unpaid claims                                                      50                 50
      Deposits on policies to be issued                               1,067              1,243
                                                            -----------------------------------
    Total policy and contract liabilities                           461,276            438,579

    Separate account liabilities                                    841,835            771,953
    Accounts payable and accrued expenses                               339                 13
    Transfers to separate accounts due or (accrued), net            (14,732)           (27,297)
    Reinsurance balances payable                                        334                207
    Federal income taxes                                                  -              1,005
    Asset valuation reserve                                           3,526              3,204
    Interest maintenance reserve                                      7,884              8,443
    Other liabilities                                                 1,547              4,074
                                                            -----------------------------------
Total liabilities                                                 1,302,009          1,200,181

Capital and surplus:
    Common stock, $10 par value, 200,000 shares
      authorized, issued, and outstanding                             2,000              2,000
    Paid-in surplus                                                  59,244             59,244
    Special surplus funds                                                 -                750
    Unassigned surplus (deficit)                                     (6,065)            (2,491)
                                                            -----------------------------------
Total capital and surplus                                            55,179             59,503
                                                            -----------------------------------
Total liabilities and capital and surplus                       $ 1,357,188        $ 1,259,684
                                                            ===================================


SEE ACCOMPANYING NOTES.

                    National Integrity Life Insurance Company

                     Statements of Income (Statutory Basis)

                                                                       YEAR ENDED DECEMBER 31,
                                                                       1999               1998
                                                                           (IN THOUSANDS)
                                                                   -----------------------------------
Premiums and other revenues:
    Premiums and annuity considerations                                 $   13,615         $   13,496
    Deposit-type funds                                                     137,690            196,927
    Net investment income                                                   39,019             36,077
    Amortization of the interest maintenance reserve                         1,127              1,478
    Income from Separate Account Seed Money Investment                      14,800                  -
    Reserve adjustments on reinsurance ceded                                78,722                  -
    Other revenues                                                          16,400              8,331
                                                                    -----------------------------------
Total premiums and other revenues                                          301,373            256,309

Benefits paid or provided:
    Death benefits                                                             961              4,098
    Annuity benefits                                                        20,560             16,475
    Surrender benefits                                                     221,211            142,420
    Payments on supplementary contracts                                      1,812              1,637
    Increase (decrease) in insurance and annuity reserves                   22,961             (9,247)
    Other benefits                                                              93                101
                                                                    -----------------------------------
Total benefits paid or provided                                            267,598            155,484

Insurance and other expenses:
    Commissions                                                             17,791              8,904
    General expenses                                                         7,393             14,876
    Taxes, licenses and fees                                                   795                228
    Net transfers to separate accounts                                         213             63,171
    Other expenses                                                             643              3,871
                                                                    -----------------------------------
Total insurance and other expenses                                          26,835             91,050
                                                                    -----------------------------------
Gain from operations before federal income taxes
    and net realized capital gains (losses)                                  6,940              9,775
Federal income tax expense (benefit)                                        (5,113)                31
Gain from operations before net realized                            -----------------------------------
    capital gains (losses)                                                  12,053              9,744

Net realized capital gains (losses), excluding realized
    capital gains (losses) net of tax transferred to the
    interest maintenance reserve (1999-$567; 1998-$2,681)                   (1,255)               147
                                                                    -----------------------------------
Net income                                                              $   10,798          $   9,891
                                                                    ===================================



SEE ACCOMPANYING NOTES.

                    National Integrity Life Insurance Company

         Statements of Changes in Capital and Surplus (Statutory Basis)

                     Years Ended December 31, 1999 and 1998



                                                                         SPECIAL         UNASSIGNED        TOTAL
                                             COMMON      PAID-IN         SURPLUS           SURPLUS       CAPITAL AND
                                              STOCK      SURPLUS          FUNDS           (DEFICIT)        SURPLUS
                                         --------------------------------------------------------------------------
                                                                      (IN THOUSANDS)

Balance, January 1, 1998                  $   2,000     $  59,244      $    750       $   (7,977)      $  54,017
Net income                                                                                 9,891           9,891
Increase in asse
    valuation reserve                                                                     (1,634)         (1,634)
Dividend to shareholder                                                                   (2,771)         (2,771)
                                         -------------------------------------------------------------------------
Balance, December 31, 1998                    2,000        59,244           750           (2,491)         59,503


Net income                                                                                10,798          10,798
Increase in asset
    valuation reserve                                                                       (322)           (322)
Release of Special Surplus Funds                                           (750)             750
Change in surplus in
    separate accounts                                                                    (14,800)        (14,800)
                                         -------------------------------------------------------------------------
Balance, December 31, 1999                $   2,000     $  59,244      $      -       $   (6,065)      $  55,179
                                         ==========================================================================


SEE ACCOMPANYING NOTES.

                    National Integrity Life Insurance Company

                   Statements of Cash Flows (Statutory Basis)

                                                                                YEAR ENDED DECEMBER 31,
                                                                                1999               1998
                                                                          -------------------------------------
                                                                                     (IN THOUSANDS)
OPERATIONS:
    Premiums, policy proceeds, and other
      considerations received                                                    $  151,305         $  210,424
    Net investment income received                                                   33,836             36,344
    Commission and expense allowances received on
      reinsurance ceded                                                              83,164                  8
    Benefits paid                                                                  (244,637)          (164,730)
    Insurance expenses paid                                                         (25,653)           (24,148)
    Other income received net of other expenses paid                                 11,458              4,368
    Net transfers from (to) separate accounts                                        12,352            (66,100)
    Federal income taxes recovered (paid)                                             2,441             (4,670)
                                                                          -------------------------------------
Net cash used in operations                                                          24,266             (8,504)

INVESTMENT ACTIVITIES:
Proceeds from sales, maturities, or repayments
    of investments:
      Bonds                                                                          95,849            291,759
      Preferred stocks                                                                    -             38,672
      Mortgage loans                                                                    485                407
      Other invested assets                                                               -                  8
      Net gains on cash and short-term investments                                        8                 64
Total investment proceeds                                                            96,342            330,910
Taxes paid on capital gains                                                          (1,407)            (1,407)
                                                                          -------------------------------------
Net proceeds from sales, maturities, or repayments
    of investments                                                                   94,935            329,503
Cost of investments acquired:
    Bonds                                                                            80,974            232,584
    Preferred stocks                                                                      -             26,322
                                                                          -------------------------------------
Total cost of investments acquired                                                   80,974            258,906
Net increase in policy loans and premium notes                                        2,551                299
                                                                          -------------------------------------
Net cash provided by investment activities                                           11,410             70,298

                    National Integrity Life Insurance Company

                                                             YEAR ENDED DECEMBER 31,
                                                             1999               1998
                                                        ----------------------------------
                                                                (IN THOUSANDS)
FINANCING AND MISCELLANEOUS ACTIVITIES:
Other cash provided:
    Other sources                                                2,311          8,644
                                                        ------------------------------
Total other cash provided                                        2,311          8,644
                                                        ------------------------------
Other cash applied:
    Dividends to shareholder                                         -          2,771
    Other applications, net                                      6,286            862
                                                        ------------------------------
Total other cash applied                                         6,286          3,633
                                                        ------------------------------
Net cash provided by (used in) financing and
    miscellaneous activities                                    (3,975)         5,011
                                                        ------------------------------

Net increase in cash and short-term investments                 31,701         66,805
Cash and short-term investments at beginning of year            78,883         12,078
                                                        ------------------------------
Cash and short-term investments at end of year              $  110,584      $  78,883
                                                        ==============================

SEE ACCOMPANYING NOTES.

                    National Integrity Life Insurance Company

                 Notes to Financial Statements (Statutory Basis)

                                December 31, 1999

1. ORGANIZATION AND ACCOUNTING POLICIES

ORGANIZATION

National Integrity Life Insurance Company (the "Company") is a wholly owned subsidiary of Integrity Life Insurance Company ("Integrity") which is an indirect wholly owned subsidiary of ARM Financial Group, Inc. ("ARM"). The Company is domiciled in the state of New York. The Company, currently licensed in eight states and the District of Columbia, specializes in the asset accumulation business with particular emphasis on retirement savings and investment products.

BASIS OF PRESENTATION

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the New York Insurance Department. Such practices vary from accounting principles generally accepted in the United States ("GAAP"). The more significant variances from GAAP are as follows:

INVESTMENTS

Investments in bonds and preferred stocks are reported at amortized cost or fair value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of shareholder's equity for those designated as available-for-sale. In addition, fair values of certain investments in bonds and stocks are based on values specified by the NAIC, rather than on actual or estimated fair values used for GAAP.

Realized gains and losses are reported in income net of income tax and transfers to the interest maintenance reserve. Changes between cost and admitted investment asset amounts are credited or charged directly to unassigned surplus rather than to a separate surplus account. The Asset Valuation Reserve is determined by an NAIC prescribed formula and is reported as a liability rather than unassigned surplus. Under a formula prescribed

                    National Integrity Life Insurance Company

1. ORGANIZATION AND ACCOUNTING POLICIES (CONTINUED)

by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the individual security sold using the seriatim method. The net deferral is reported as the Interest Maintenance Reserve in the accompanying balance sheets. Under GAAP, realized gains and losses are reported in the income statement on a pretax basis in the period that the asset giving rise to the gain or loss is sold and include provisions when there has been a decline in asset values deemed other than temporary.

POLICY ACQUISITION COSTS

Costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to investment-type products, to the extent recoverable from future gross profits, are amortized generally in proportion to the emergence of gross profits over the estimated term of the underlying policies.

NONADMITTED ASSETS

Certain assets designated as "nonadmitted," principally receivables greater than 90 days past due, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

PREMIUMS AND BENEFITS

Revenues include premiums and deposits received and benefits include death benefits paid and the change in policy reserves. Under GAAP, such premiums and deposits received are accounted for as a deposit liability and therefore not recognized as premium revenue; benefits paid equal to the policy account value are accounted for as a return of deposit instead of benefit expense.

BENEFIT RESERVES

Certain policy reserves are calculated using statutorily prescribed interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

                   National Integrity Life Insurance Company

1. ORGANIZATION AND ACCOUNTING POLICIES (CONTINUED)

FEDERAL INCOME TAXES

Deferred federal income taxes are not provided for differences between the financial statement amounts and tax bases of assets and liabilities.

STATEMENT OF CASH FLOWS

Cash and short-term investments in the statement of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding captions of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

The effects of the foregoing variances from GAAP on the accompanying statutory basis financial statements are as follows:

                                                                               YEAR ENDED DECEMBER 31,
                                                                               1999              1998
                                                                       ------------------------------------
                                                                                 (IN THOUSANDS)
Net income as reported in the accompanying statutory
  basis financial statements                                            $        10,798     $      9,891

Deferred policy acquisition costs, net of amortization                            4,073            9,940
Adjustments to customer deposits                                                 (2,613)          (4,560)
Adjustments to invested asset carrying values at
  acquisition date                                                                   19              (32)
Amortization of value of insurance in force                                        (831)            (539)
Amortization of interest maintenance reserve                                     (1,127)          (1,478)
Adjustments for realized investment gains (losses)                               (1,106)           3,646
Adjustments for federal income tax expense                                       (8,084)          (5,200)
Other                                                                            (2,629)            (107)
                                                                       ------------------------------------

Net income (loss), GAAP basis                                          $         (1,500)   $      11,561
                                                                       ====================================

                   National Integrity Life Insurance Company

1. ORGANIZATION AND ACCOUNTING POLICIES (CONTINUED)


                                                                                  YEAR ENDED DECEMBER 31,
                                                                                  1999              1998
                                                                          ------------------------------------
                                                                                    (IN THOUSANDS)
   Capital and surplus as reported in the accompanying statutory basis
      financial statements                                                      $   55,179    $      59,503
   Adjustments to customer deposits                                                (28,245)         (37,356)
   Adjustments to invested asset carrying values at
     acquisition date                                                               (1,231)              77
   Asset valuation reserve and interest maintenance reserve                         11,410           11,646
   Value of insurance in force                                                       3,702            4,159
   Deferred policy acquisition costs                                                48,063           43,497
   Net unrealized gains (losses) on available-for-sale securities
                                                                                   (48,105)          (7,076)
   Other                                                                            (5,378)           3,474
                                                                          ------------------------------------

   Shareholder's equity, GAAP basis                                               $ 35,395    $      77,924
                                                                          ====================================


Other significant accounting practices are as follows:

INVESTMENTS

Bonds, preferred stocks and short-term investments are stated at values prescribed by the NAIC, as follows:

     Bonds and short-term investments are reported at cost or amortized cost. The discount or premium on bonds is amortized using the interest method. For loan-backed bonds and structured securities, anticipated prepayments are considered when determining the amortization of discount or premium. Prepayment assumptions for loan-backed bonds and structured securities are obtained from broker-dealer survey values or internal estimates. These assumptions are consistent with the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities.

     Preferred stocks are reported at cost.

     Short-term investments include investments with maturities of less than one year at the date of acquisition.

                   National Integrity Life Insurance Company

1. ORGANIZATION AND ACCOUNTING POLICIES (CONTINUED)

Mortgage loans and policy loans are reported at unpaid principal balances.

Realized capital gains and losses are determined using the average cost method.

BENEFITS

Life and annuity reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the New York Insurance Department. The Company waives deduction of deferred fractional premiums upon the death of life and annuity policy insureds and does not return any premium beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserve. Policies issued subject to multiple table substandard extra premiums are valued on the standard reserve basis which recognizes the non-level incidence of the excess mortality costs. Additional reserves are established when the results of cash flow testing under various interest rate scenarios indicate the need for such reserves.

Tabular interest, tabular less actual reserve released, and tabular cost have been determined by formula as prescribed by the NAIC.

REINSURANCE

Reinsurance premiums, benefits and expenses are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums, benefits and expenses, and the reserves for policy and contract liabilities are reported net, rather than gross, of reinsured amounts.

SEPARATE ACCOUNTS

Separate account assets and liabilities reported in the accompanying financial statements represent funds that are separately administered, principally for variable annuity contracts. Separate account assets are reported at fair value. Surrender charges collectible by the general account in the event of variable annuity contract surrenders are reported as a negative liability rather than an asset pursuant to prescribed NAIC accounting practices. Policy related activity

                   National Integrity Life Insurance Company

1. ORGANIZATION AND ACCOUNTING POLICIES (CONTINUED)

involving cashflows, such as premiums and benefits, are reported in the accompanying financial statements of income in separate line items combined with related general account amounts. Investment income and interest credited on deposits held in guaranteed separate accounts are included in the accompanying statements of income as a net amount included in net transfers to (from) separate accounts. The Company receives administrative fees for managing the nonguaranteed separate accounts and other fees for assuming mortality and certain expense risks. Such fees are included in other revenues.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. PERMITTED STATUTORY ACCOUNTING PRACTICES

The Company's statutory basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the New York Insurance Department. "Prescribed" statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the NAIC. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. In 1998, the NAIC adopted codified statutory accounting practices ("Codification"). Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory basis financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification

                   National Integrity Life Insurance Company

2. PERMITTED STATUTORY ACCOUNTING PRACTICES (CONTINUED)

becomes effective for the Company, New York must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory basis results to the Insurance Department. At this time it is unclear whether New York will adopt Codification. The Company is monitoring developments related to codification and assessing the potential effects any changes would have on the Company's statutory basis financial statements.

3. INVESTMENTS

The cost or amortized cost and the fair value of investments in bonds are summarized as follows:

                                               COST OR             GROSS            GROSS
                                              AMORTIZED          UNREALIZED       UNREALIZED
                                                COST               GAINS            LOSSES         FAIR VALUE
                                         -----------------------------------------------------------------------
                                                                   (IN THOUSANDS)
At December 31, 1999:
 Mortgage-backed securities                $     120,317       $         8      $         4      $     120,321
 Corporate securities                            182,138                15           11,959            170,194
 Asset-backed securities                          22,877                 -                -             22,877
 U.S. Treasury securities and
  obligations of U.S. government
  agencies                                         3,229                 1              199              3,031
 Foreign governments                              16,813                94            1,886             15,021
                                         -----------------------------------------------------------------------
Total bonds                               $      345,374               118           14,048            331,444
                                         =======================================================================
At December 31, 1998:
 Mortgage-backed securities               $      184,619       $         -      $         -      $     184,619
 Corporate securities                            129,725             3,426            7,681            125,470
 Asset-backed securities                          26,483                 -                -             26,483
 U.S. Treasury securities and
  obligations of U.S. government
  agencies                                         2,489                112               -              2,601
 Foreign governments                              16,696                  -           2,471             14,225
                                         -----------------------------------------------------------------------
 Total bonds                              $      360,012       $      3,538     $    10,152      $     353,398
                                         =======================================================================

                   National Integrity Life Insurance Company

3. INVESTMENTS (CONTINUED)

Fair values are based on published quotations of the Securities Valuation Office of the NAIC. Fair values generally represent quoted market value prices for securities traded in the public marketplace, or analytically determined values using bid or closing prices for securities not traded in the public marketplace. However, for certain investments for which the NAIC does not provide a value, the Company uses the amortized cost amount as a substitute for fair value in accordance with prescribed guidance. As of December 31, 1999 and 1998, the fair value of investments in bonds includes $242.4 million and $256.2 million, respectively, of bonds that were valued at amortized cost.

A summary of the cost or amortized cost and fair value of the Company's investments in bonds at December 31, 1999, by contractual maturity, is as follows:

                                              COST OR
                                          AMORTIZED COST      FAIR VALUE
                                         ------------------------------------
                                                   (IN THOUSANDS)
Years to maturity:
   One or less                             $   1,068         $   1,062
   After one through five                     37,355            37,161
   After five through ten                     24,019            22,460
   After ten                                 139,738           127,563
   Asset-backed securities                    22,877            22,877
   Mortgage-backed securities                120,317           120,321
                                         ------------------------------------

Total                                      $ 345,374         $ 331,444
                                         ====================================

The expected maturities in the foregoing table may differ from the contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties and because asset-backed and mortgage-backed securities (including floating-rate securities) provide for periodic payments throughout their life.

Proceeds from the sales of investments in bonds during 1999 and 1998 were $40.7 million and $262.0 million; gross gains of $1.4 million and $5.6 million, and gross losses of $2.8 million and $1.4 million were realized on those sales, respectively.

                   National Integrity Life Insurance Company

3. INVESTMENTS (CONTINUED)

At December 31, 1999 and 1998, bonds with an admitted asset value of $1,220,000 and $1,218,000, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

The Company's mortgage loan portfolio is primarily comprised of agricultural loans. The Company has made no new investments in mortgage loans since 1988. The maximum percentage of any one loan to the value of the security at the time of the loan exclusive of any purchase money mortgages was 75%. Fire insurance is required on all properties covered by mortgage loans. As of December 31, 1999, the Company held no mortgages with interest more than one year past due. During 1999, no interest rates of outstanding mortgage loans were reduced. No amounts have been advanced by the Company.

Major categories of the Company's net investment income are summarized as follows:

                                                      YEAR ENDED DECEMBER 31,
                                                      1999              1998
                                                ------------------------------------
                                                          (IN THOUSANDS)
Income:
   Bonds                                             $ 29,956          $ 31,054
   Preferred stocks                                       796             1,328
   Mortgage loans                                         219               245
   Policy loans                                         2,238             2,014
   Cash and short-term investments                      6,218             2,147
   Other                                                  320               279
                                                ------------------------------------
Total investment income                                39,747            37,067

Investment expenses                                      (725)             (656)
Interest expense on repurchase agreements                  (3)             (334)
                                                ------------------------------------
Net investment income                                $ 39,019          $ 36,077
                                                ====================================

                   National Integrity Life Insurance Company

4. REINSURANCE

Consistent with prudent business practices and the general practice of the insurance industry, the Company reinsures risks under certain of its insurance products with other insurance companies through reinsurance agreements. Through these reinsurance agreements' substantially all mortality risks associated with single premium endowment and variable annuity deposits and substantially all risks associated with variable life business have been reinsured with non-affiliated insurance companies. A contingent liability exists with respect to insurance ceded which would become a liability should the reinsurer be unable to meet the obligations assumed under these reinsurance agreements.

The effect of reinsurance on premiums, annuity considerations and deposit-type funds is as follows:

                                                                             YEAR ENDED DECEMBER 31,
                                                                             1999              1998
                                                                       -------------------------------------
                                                                                  (IN THOUSANDS)
Direct premiums and amounts assessed against
 policyholders                                                              $229,228    $      199,389
Reinsurance assumed                                                           10,640            11,757
Reinsurance ceded                                                            (88,563)             (723)
                                                                       -------------------------------------
Net premiums, annuity considerations and deposit-
 type funds                                                                 $151,305    $      210,423
                                                                       =====================================


5. FEDERAL INCOME TAXES

The Company files a consolidated return with Integrity. The method of allocation between the companies is based on separate return calculations with current benefit taken for the use of the Company's losses and credits in the consolidated return.

Income before income taxes differs from taxable income principally due to value of insurance in force, interest maintenance reserves and differences in policy and contract liabilities and investment income for tax and financial reporting purposes.

                  National Integrity Life Insurance Company

6. SURPLUS

The ability of the Company to pay dividends is limited by state insurance laws. Under New York insurance laws, the Company may pay dividends only out of its earnings and surplus, subject to at least thirty days prior notice to the New York Insurance Superintendent and no disapproval from the Superintendent prior to the date of such dividend. The Superintendent may disapprove a proposed dividend if the Superintendent finds that the financial condition of the Company does not warrant such distribution.

The NAIC's Risk-Based Capital ("RBC") requirements attempt to evaluate the adequacy of a life insurance company's adjusted statutory capital and surplus in relation to investment, insurance and other business risks. The RBC formula is used by the states as an early warning tool to identify possible under-capitalized companies for the purpose of initiating regulatory action and is not designed to be a basis for ranking the financial strength of insurance companies. In addition, the formula defines a new minimum capital standard which supplements the previous system of low fixed minimum capital and surplus requirements. The RBC requirements provide for four different levels of regulatory attention depending on the ratio of the company's adjusted capital and surplus to its RBC. As of December 31, 1999 and 1998, the adjusted capital and surplus of the Company is in excess of the minimum level of RBC that would require regulatory response.

                  National Integrity Life Insurance Company

7. ANNUITY RESERVES

At December 31, 1999 and 1998, the Company's general and separate account annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

                                                                                    Amount          Percent
                                                                               ---------------------------------
                                                                                        (IN THOUSANDS)
At December 31, 1999:
  Subject of discretionary withdrawal (with adjustment):
    With market value adjustment                                                  $ 209,485           17.3%
    At book value less surrender charge of 5% or more                               156,431           12.9%
                                                                                                ----------------
    At market value                                                                 617,377           50.9%
                                                                               -----------------
  Total with adjustment or at market value                                          983,293           81.1%
  Subject to discretionary withdrawal (without adjustment)
   at book value less surrender charge of 5% or more                                166,356           13.7%
  Not subject to discretionary withdrawal                                            62,646            5.2%
                                                                               ---------------------------------
  Total annuity reserves and deposit fund liabilities
   (before reinsurance)                                                           1,212,295
  Less reinsurance ceded                                                              3,772
                                                                               -----------------
Net annuity reserves and deposit fund liabilities                               $ 1,208,523          100.0%
                                                                               =================================

At December 31, 1998:
  Subject of discretionary withdrawal (with adjustment):
    With market value  adjustment                                                 $ 221,118           20.0%
    At book value less surrender charge of 5% or more                                71,502            6.5%
    At market value                                                                 523,230           47.4%
                                                                               ---------------------------------
  Total with adjustment or at market value                                          815,850           73.9%
  Subject to discretionary withdrawal (without adjustment)
   at book value less surrender charge of 5% or more                                228,629           20.7%
  Not subject to discretionary withdrawal                                            60,076            5.4%
                                                                               ---------------------------------
  Total annuity reserves and deposit fund liabilities
   (before reinsurance)                                                           1,104,555          100.0%
                                                                                                ================
  Less reinsurance ceded                                                                  -
                                                                               -----------------
Net annuity reserves and deposit fund liabilities                               $ 1,104,555
                                                                               =================

                  National Integrity Life Insurance Company

8. SEPARATE ACCOUNTS

The Company's guaranteed separate accounts include non-indexed products and options (i.e., guaranteed rate options). The guaranteed rate options are sold as a fixed annuity product or as an investment option within the Company's variable annuity products.

The Company's nonguaranteed separate accounts primarily include variable annuities. The net investment experience of variable annuities is credited directly to the policyholder and can be positive or negative.
Assets held in separate accounts are carried at estimated fair values.

Information regarding the separate accounts of the Company as of and for the year ended December 31, 1999 is as follows:

                                                                    *NONINDEXED        NONGUARANTEED
                                                                   GUARANTEED MORE       SEPARATE
                                                                      THAN 4%            ACCOUNTS            TOTAL
                                                                 --------------------------------------------------------
                                                                                      (IN THOUSANDS)

Premiums, deposits and other considerations                         $      10,627     $      60,894      $      71,521
                                                                 ========================================================
Reserves for separate accounts with assets at
  fair value                                                        $     209,485     $     617,562      $     827,047
                                                                 ========================================================
Reserves for separate accounts by withdrawal characteristics:
     Subject to discretionary withdrawal (with adjustment):
         With market value adjustment                               $     209,485     $           -      $     209,485
         At book value without market value
           adjustment and with current surrender
           charge of 5% or more                                                 -                 -                  -
         At market value                                                        -           617,562            617,562
                                                                 --------------------------------------------------------
     Total with adjustment or at market value                             209,485           617,562            827,047
     Not subject to discretionary withdrawal                                    -                 -                  -
                                                                 --------------------------------------------------------
Total separate accounts reserves                                    $     209,485     $     617,562      $     827,047
                                                                 ========================================================

* Separate accounts with guarantees.

                  National Integrity Life Insurance Company

8. SEPARATE ACCOUNTS (CONTINUED)

A reconciliation of the amounts transferred to and from the separate accounts for the years ended December 31, 1999 and 1998 is presented below:

                                                                                  1999              1998
                                                                            ------------------------------------
                                                                                      (IN THOUSANDS)
Transfers as reported in the Summary of Operations of the Separate Accounts
   Statement:
     Transfers to separate accounts                                               $ 71,521      $     119,350
     Transfers from separate accounts                                              (71,472)           (56,316)
                                                                            ------------------------------------
Net transfers to separate accounts                                                      49             63,034
Reconciling adjustments:
   Other revenues                                                                      164                137
                                                                            ------------------------------------
Transfers as reported in the Summary of Operations of the Life,
   Accident and Health Annual Statement                                             $  213      $      63,171
                                                                            ====================================


9. FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosures of fair value information about all financial instruments, including insurance liabilities classified as investment contracts, unless specifically exempted. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the aggregate fair value amounts presented do not necessarily represent the underlying value of such instruments. For financial instruments not separately disclosed below, the carrying amount is a reasonable estimate of fair value.

                  National Integrity Life Insurance Company

9. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

                                             DECEMBER 31, 1999              DECEMBER 31, 1998
                                    -----------------------------------  --------------------------
                                          CARRYING            FAIR         CARRYING       FAIR
                                           AMOUNT             VALUE         AMOUNT        VALUE
                                    -----------------------------------  --------------------------
                                                                 (IN THOUSANDS)
Assets:
   Bonds                                  $345,374          $290,545       $360,012     $348,766
   Preferred stocks                          9,740             7,680          9,740        7,981
   Mortgage loans                            2,350             2,350          2,835        2,835
   Cash and short-term investments         110,583           110,583         78,883       78,883

Liabilities:
   Life and annuity reserves for
     investment-type contracts            $382,394          $378,233       $360,606     $359,972
   Separate accounts annuity
     reserves                              826,862           826,164        744,349      733,365

BONDS AND PREFERRED STOCKS

Fair values for bonds and preferred stocks are based on quoted market prices where available. For bonds and preferred stocks for which a quoted market price is not available, fair values are estimated using internally calculated estimates or quoted market prices of comparable investments.

MORTGAGE LOANS AND CASH AND SHORT-TERM INVESTMENTS

The carrying amount of mortgage loans and cash and short-term investments approximates their fair value.

LIFE AND ANNUITY RESERVES FOR INVESTMENT-TYPE CONTRACTS

The fair value of single premium immediate annuity reserves are based on discounted cash flow calculations using a market yield rate for assets with similar durations. The fair value of deposit fund liabilities and the remaining annuity reserves are based on the cash surrender value of the underlying contracts.

SEPARATE ACCOUNTS ANNUITY RESERVES

The fair value of separate accounts annuity reserves for investment-type products equals the cash surrender values.

                  National Integrity Life Insurance Company

10. RELATED PARTY TRANSACTIONS

Effective January 1, 1994, the Company entered into an Administrative Services Agreement and an Investment Advisory Agreement with ARM. Under these agreements, ARM performs certain administrative investment advisory and special services for the Company to assist with its business operations. The services include policyholder services; accounting, tax and auditing; underwriting; marketing and product development; functional support services; payroll functions; personnel functions; administrative support services; and investment functions. During 1999 and 1998, the Company was charged $7.6 million and $8.6 million, respectively, for these services in accordance with the requirements of applicable insurance law and regulations.

11. OTHER ITEMS

On July 29, 1999, ARM announced that it was restructuring its institutional business and positioning its retail business and technology operations for the sale of ARM or its businesses or its assets. Following the July 29, 1999 announcement, the ratings of ARM and its insurance subsidiaries were significantly lowered several times by four major rating agencies, materially and adversely affecting the Company's ability to market retail products and adversely affecting the persistency of its existing business.

In order to preserve and maximize value for policyholders as well as for ARM's creditors and/or stockholders, ARM requested supervision with respect to it's insurance subsidiary Integrity from the Ohio Department of Insurance, its domiciliary regulator. On August 20, 1999, the Ohio Department of Insurance issued a Supervision Order. Under the terms of the Supervision Order, Integrity continued payments of death benefits, previously scheduled systematic withdrawals, previously scheduled immediate annuity payments, and agent commissions, but could not make other payments without approval from the Ohio Department of Insurance. The Supervision Order also suspended the processing of surrenders of policies except in cases of approved hardship. On August 31, 1999, the Supervision Order was amended to allow Integrity Life Insurance Company to resume processing surrender requests from its variable life and annuity policyholders.

On December 17, 1999, ARM entered into a Purchase Agreement (the "Purchase Agreement") with The Western and Southern Life Insurance Company ("W&S") whereby W&S agreed to acquire ARM's insurance subsidiaries, Integrity and National Integrity Insurance Company, the ("Insurance Subsidiaries").

                  National Integrity Life Insurance Company

11. OTHER ITEMS (CONTINUED)

On March 3, 2000, ARM closed the transaction contemplated by the Purchase Agreement (the "Closing"). Under the terms of the Purchase Agreement, the purchase price of $119.3 million is subject to a number of downward price adjustments (see below) and was placed in an escrow account. The Company does not expect any remaining proceeds in the escrow (after any such downward adjustments) to be distributed from the escrow prior to the 12 month anniversary of the Closing.

The $119.3 million purchase price may be decreased to the extent that the sum of the Insurance Subsidiaries' statutory surplus and asset valuation reserves set forth on the Insurance Subsidiaries' final February 29, 2000 balance sheet (less certain enumerated items) is more than $1 million less than the sum of the Insurance Subsidiaries' statutory surplus and asset valuation reserves set forth in the Insurance Subsidiaries September 30, 1999 statutory financial statements plus $2.2 million. The purchase price may be increased to the extent that the sum of the Insurance Subsidiaries' statutory surplus and asset valuation reserves set forth on the Insurance Subsidiaries' final February 29, 2000 balance sheet (less certain enumerated items) is more than $1 million greater than the sum of the Insurance Subsidiaries' statutory surplus and asset valuation reserves set forth on the Insurance Subsidiaries' September 30, 1999 statutory financial statements plus $2.2 million.

Subject to certain specified limitations, the purchase price may also be decreased to the extent of any losses by W&S arising out of any inaccuracy in or breach of any of ARM's representations, warranties or covenants.

The purchase price may be further decreased to the extent of any "losses" from the sales or deemed sales of certain securities owned by the Insurance Subsidiaries (the "Securities"). The Securities, which the parties have agreed are to be sold, are set forth on a confidential list. "Losses" are calculated as the aggregate amount by which the "carrying value" of the Securities exceeds the aggregate net sale proceeds from the sales or deemed sales of the Securities. The aggregate "carrying value" of the Securities as of February 29, 2000 was $453.5 million. Losses of $4.7 million have been recognized on securities sold subsequent to entering into the sale transaction.

                              Financial Statements

                               Separate Account I
                                       of
                    National Integrity Life Insurance Company

                                DECEMBER 31, 1999
                       WITH REPORT OF INDEPENDENT AUDITORS

                               Separate Account I
                                       of
                    National Integrity Life Insurance Company


                              Financial Statements

                                December 31, 1999




                                    CONTENTS

Report of Independent Auditors................................................1

Audited Financial Statements

Statement of Assets and Liabilities...........................................2
Statement of Operations.......................................................4
Statements of Changes in Net Assets...........................................6
Notes to Financial Statements................................................10

                         Report of Independent Auditors

Contract Holders
Separate Account I of National Integrity Life Insurance Company

We have audited the accompanying statement of assets and liabilities of Separate Account I of National Integrity Life Insurance Company (comprising, respectively, the Money Market, High Income, Equity-Income, Growth, Overseas, Investment Grade Bond, Asset Manager, Index 500, Asset Manager: Growth, Contrafund, Growth Opportunities, Balanced, Growth & Income, and Mid Cap Service Class Divisions) as of December 31, 1999, the related statement of operations for the year then ended and statements of changes in net assets for the periods indicated therein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of mutual fund shares owned in Variable Insurance Products Fund, Variable Insurance Products Fund II and Variable Insurance Products Fund III (collectively the "Fidelity VIP Funds") as of December 31, 1999, by correspondence with the transfer agent of the Fidelity VIP Funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective divisions constituting Separate Account I of National Integrity Life Insurance Company at December 31, 1999, and the results of their operations and changes in their net assets for each of the periods indicated therein, in conformity with accounting principles generally accepted in the United States.




Louisville, Kentucky                                 /s/ Ernst & Young LLP
April 12, 2000

         Separate Account I of National Integrity Life Insurance Company

                       Statement of Assets and Liabilities

                                December 31, 1999

                                   MONEY                           EQUITY-                                    INVESTMENT     ASSET
                                   MARKET       HIGH INCOME        INCOME        GROWTH        OVERSEAS       GRADE BOND    MANAGER
                                  DIVISION       DIVISION         DIVISION      DIVISION       DIVISION        DIVISION    DIVISION
                                 ---------------------------------------------------------------------------------------------------
ASSETS
Investments in Fidelity VIP Funds
   at value (aggregate cost of
   $351,618,203)                  $ 21,562,323  $ 31,176,658  $ 75,213,986   $ 81,311,083  $ 21,048,888   $ 10,337,495  $ 30,345,705

Receivable from (payable to) the
   general account of National
   Integrity                             6,039         5,558        (4,712)         3,174          (318)           740         1,612
                                 ---------------------------------------------------------------------------------------------------

NET ASSETS                        $ 21,568,362  $ 31,182,216  $ 75,209,274   $ 81,314,257  $ 21,048,570   $ 10,338,235  $ 30,347,317
                                 ===================================================================================================

Unit value                        $      13.93  $      17.05  $      42.47   $      82.26  $      33.94   $      18.57  $      31.72
                                 ===================================================================================================

Units outstanding                    1,548,339     1,828,869     1,770,880        988,503       620,170        556,717       956,725
                                 ===================================================================================================

SEE ACCOMPANYING NOTES.

         Separate Account I of National Integrity Life Insurance Company

                                December 31, 1999

                                                                     ASSET
                                                                    MANAGER:                          GROWTH
                                                   INDEX 500         GROWTH     CONTRAFUND        OPPORTUNITIES
                                                    DIVISION        DIVISION     DIVISION            DIVISION
                                                -------------------------------------------------------------------
ASSETS
Investments in Fidelity VIP Funds at value
   (aggregate cost of $351,618,203)               $ 51,803,547    $ 10,933,364     $70,979,245      $ 11,686,202

Receivable from (payable to) the general
   account of National Integrity                        (2,246)           (385)          4,929               475
                                                -------------------------------------------------------------------

NET ASSETS                                        $ 51,801,301    $ 10,932,979    $ 70,984,174      $ 11,686,677
                                                ===================================================================

Unit value                                        $      34.30    $      23.14    $      30.65      $      15.16
                                                ===================================================================

Units outstanding                                    1,510,242         472,471       2,315,960           770,889
                                                ===================================================================


                                                                GROWTH &          MID CAP
                                                  BALANCED       INCOME       SERVICE CLASS
                                                  DIVISION      DIVISION         DIVISION         TOTAL
                                                ------------------------------------------------------------
ASSETS
Investments in Fidelity VIP Funds at value
   (aggregate cost of $351,618,203)              $ 7,361,316   $ 15,748,886       $ 873,923   $ 440,382,621

Receivable from (payable to) the general
   account of National Integrity                      (1,121)          (487)            329          13,587
                                                ------------------------------------------------------------

NET ASSETS                                       $ 7,360,195   $ 15,748,399       $ 874,252    $440,396,208
                                                ============================================================

Unit value                                       $     13.59   $      16.78       $   12.94
                                                ============================================

Units outstanding                                    541,589        938,522          67,562
                                                ============================================

SEE ACCOMPANYING NOTES.

         Separate Account I of National Integrity Life Insurance Company

                             Statement of Operations

                          Year Ended December 31, 1999

                                                            MONEY                             EQUITY-
                                                            MARKET          HIGH INCOME       INCOME            GROWTH
                                                           DIVISION          DIVISION        DIVISION          DIVISION
                                                       ----------------------------------------------------------------------
INVESTMENT INCOME
    Reinvested dividends from Fidelity VIP Funds          $ 1,476,262      $ 3,282,850      $ 4,148,854      $ 7,135,873

EXPENSES
    Mortality and expense risk and
      administrative charges                                  397,480          420,008        1,163,594          940,822
                                                       ----------------------------------------------------------------------
NET INVESTMENT INCOME                                       1,078,782        2,862,842        2,985,260        6,195,051

REALIZED AND UNREALIZED GAIN (LOSS) ON
    INVESTMENTS
      Net realized gain (loss) on sales of investments              -       (2,822,581)       7,014,671        6,057,567
      Net unrealized appreciation (depreciation)
         of investments
           Beginning of period                                 11,413       (1,665,786)      17,270,036       16,538,280
           End of period                                       11,413          619,609       11,039,871       25,716,113
                                                       ----------------------------------------------------------------------
      Change in net unrealized appreciation/
         depreciation during the period                             -        2,285,395       (6,230,165)       9,177,833
                                                       ----------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
    INVESTMENTS                                                     -         (537,186)         784,506       15,235,400
                                                       ----------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS                             $ 1,078,782      $ 2,325,656      $ 3,769,766     $ 21,430,451
                                                       ======================================================================

                                                                         INVESTMENT         ASSET
                                                          OVERSEAS       GRADE BOND        MANAGER
                                                          DIVISION        DIVISION        DIVISION
                                                       ----------------------------------------------
INVESTMENT INCOME
    Reinvested dividends from Fidelity VIP Funds         $ 659,274        $ 513,878      $ 2,564,787

EXPENSES
    Mortality and expense risk and
      administrative charges                               235,500          172,743          451,088
                                                       ----------------------------------------------
NET INVESTMENT INCOME                                      423,774          341,135        2,113,699

REALIZED AND UNREALIZED GAIN (LOSS) ON
    INVESTMENTS
      Net realized gain (loss) on sales of investments   2,344,821          (28,358)       1,919,584
      Net unrealized appreciation (depreciation)
         of investments
           Beginning of period                             771,733          386,531        5,285,685
           End of period                                 4,315,885         (235,957)       4,153,701
                                                       ----------------------------------------------
      Change in net unrealized appreciation/
         depreciation during the period                  3,544,152         (622,488)      (1,131,984)
                                                       ----------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
    INVESTMENTS                                          5,888,973         (650,846)         787,600
                                                       ----------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS                          $ 6,312,747       $ (309,711)     $ 2,901,299
                                                       ==============================================

SEE ACCOMPANYING NOTES.

         Separate Account I of National Integrity Life Insurance Company

                          Year Ended December 31, 1999

                                                                            ASSET
                                                                           MANAGER:                        GROWTH
                                                            INDEX 500       GROWTH       CONTRAFUND     OPPORTUNITIES
                                                            DIVISION       DIVISION       DIVISION        DIVISION
                                                        ----------------------------------------------------------------
INVESTMENT INCOME
    Reinvested dividends from Fidelity VIP Funds            $  793,851    $  824,460     $ 2,614,185       $ 330,938

EXPENSES
    Mortality and expense risk and
      administrative charges                                   697,072       155,316         900,642         167,667
                                                        ----------------------------------------------------------------
NET INVESTMENT INCOME                                           96,779       669,144       1,713,543         163,271

REALIZED AND UNREALIZED GAIN (LOSS) ON
    INVESTMENTS
      Net realized gain (loss) on sales of investments       5,682,354       568,971       5,725,497         614,855
      Net unrealized appreciation (depreciation)
        of investments
           Beginning of period                              10,550,064     1,293,807      19,846,348       1,513,343
           End of period                                    13,584,720     1,515,760      25,922,092       1,032,100
                                                        ----------------------------------------------------------------
      Change in net unrealized appreciation/
        depreciation during the period                       3,034,656       221,953       6,075,744        (481,243)
                                                        ----------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
    INVESTMENTS                                              8,717,010       790,924      11,801,241         133,612
                                                        ----------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS                               $8,813,789    $1,460,068    $ 13,514,784       $ 296,883
                                                        ================================================================


                                                                       GROWTH &          MID CAP
                                                        BALANCED        INCOME        SERVICE CLASS
                                                        DIVISION       DIVISION       DIVISION (1)     TOTAL
                                                        -------------------------------------------------------
INVESTMENT INCOME
    Reinvested dividends from Fidelity VIP Funds        $ 278,209     $  227,495        $  6,263    $24,857,179

EXPENSES
    Mortality and expense risk and
      administrative charges                               96,968        197,762           1,709      5,998,371
                                                        --------------------------------------------------------
NET INVESTMENT INCOME                                     181,241         29,733           4,554     18,858,808

REALIZED AND UNREALIZED GAIN (LOSS) ON
    INVESTMENTS
      Net realized gain (loss) on sales of investments    298,900      1,940,706           2,574     29,319,561
      Net unrealized appreciation (depreciation)
        of investments
           Beginning of period                            375,864      1,782,414               -     73,959,732
           End of period                                   71,434        865,195         152,482     88,764,418
                                                        --------------------------------------------------------
      Change in net unrealized appreciation/
        depreciation during the period                   (304,430)      (917,219)        152,482     14,804,686
                                                        --------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
    INVESTMENTS                                            (5,530)     1,023,487         155,056     44,124,247
                                                        --------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS                           $ 175,711     $1,053,220        $159,610    $62,983,055
                                                        ========================================================

(1)For the period June 15, 1999 (commencement of operations) to December 31, 1999

SEE ACCOMPANYING NOTES.
                                       5

         Separate Account I of National Integrity Life Insurance Company

                       Statement of Changes in Net Assets

                          Year Ended December 31, 1999

                                                           MONEY          HIGH           EQUITY-
                                                          MARKET         INCOME          INCOME         GROWTH
                                                         DIVISION       DIVISION         DIVISION       DIVISION
                                                      -----------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
    Net investment income (loss)                        $ 1,078,782    $ 2,862,842     $ 2,985,260    $ 6,195,051
    Net realized gain (loss) on sales of investments              -     (2,822,581)      7,014,671      6,057,567
    Change in net unrealized appreciation/
      depreciation during the period                              -      2,285,395      (6,230,165)     9,177,833
                                                      -----------------------------------------------------------------
Net increase (decrease) in net assets resulting
    from operations                                       1,078,782      2,325,656       3,769,766     21,430,451

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
    RELATED TRANSACTIONS
      Contributions from contract holders                 3,142,440      1,516,213       1,482,020      1,776,268
      Contract terminations and benefits                (13,361,824)    (5,778,831)    (11,730,999)   (11,768,764)
      Net transfers among investment options               (189,190)      (465,189)     (5,798,175)     8,204,398
                                                      -----------------------------------------------------------------
 Net increase (decrease) in net assets
    from contract related transactions                  (10,408,574)    (4,727,807)    (16,047,154)    (1,788,098)
                                                      -----------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                        (9,329,792)    (2,402,151)    (12,277,388)    19,642,353

Net assets, beginning of year                            30,898,154     33,584,367      87,486,662     61,671,904
                                                      -----------------------------------------------------------------

NET ASSETS, END OF YEAR                                $ 21,568,362   $ 31,182,216     $75,209,274   $ 81,314,257
                                                      =================================================================

UNIT TRANSACTIONS
    Contributions                                           231,459         89,689          34,710         26,333
    Terminations and benefits                              (971,025)      (351,686)       (277,014)      (165,572)
    Net transfers                                           (14,491)       (10,784)       (147,514)       111,228
                                                      -----------------------------------------------------------------
Net increase (decrease) in units                           (754,057)      (272,781)       (389,818)       (28,011)
                                                      =================================================================

                                                                          INVESTMENT      ASSET
                                                         OVERSEAS         GRADE BOND     MANAGER
                                                         DIVISION          DIVISION      DIVISION
                                                      ---------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
    Net investment income (loss)                         $ 423,774        $ 341,135    $ 2,113,699
    Net realized gain (loss) on sales of investments     2,344,821          (28,358)     1,919,584
    Change in net unrealized appreciation/
      depreciation during the period                     3,544,152         (622,488)    (1,131,984)
                                                      ---------------------------------------------
Net increase (decrease) in net assets resulting
    from operations                                      6,312,747         (309,711)     2,901,299

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
    RELATED TRANSACTIONS
      Contributions from contract holders                  355,987          486,069        425,103
      Contract terminations and benefits                (3,075,353)      (1,664,507)    (6,239,455)
      Net transfers among investment options               987,114        2,559,041     (1,500,014)
                                                      ---------------------------------------------
 Net increase (decrease) in net assets
    from contract related transactions                  (1,732,252)       1,380,603     (7,314,366)
                                                      ---------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                        4,580,495        1,070,892     (4,413,067)

Net assets, beginning of year                           16,468,075        9,267,343     34,760,384
                                                      ---------------------------------------------

NET ASSETS, END OF YEAR                               $ 21,048,570     $ 10,338,235   $ 30,347,317
                                                      =============================================

UNIT TRANSACTIONS
    Contributions                                           13,604           25,872         14,316
    Terminations and benefits                             (112,456)         (89,393)      (207,128)
    Net transfers                                           36,266          132,996        (51,582)
                                                      ---------------------------------------------
Net increase (decrease) in units                           (62,586)          69,475       (244,394)
                                                      =============================================

SEE ACCOMPANYING NOTES.

         Separate Account I of National Integrity Life Insurance Company

                          Year Ended December 31, 1999

                                                                                    ASSET
                                                                                  MANAGER:                           GROWTH
                                                                  INDEX 500        GROWTH        CONTRAFUND      OPPORTUNITIES
                                                                   DIVISION       DIVISION       DIVISION           DIVISION
                                                           --------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
    Net investment income (loss)                                   $ 96,779       $ 669,144     $ 1,713,543          $ 163,271
    Net realized gain (loss) on sales of investments              5,682,354         568,971       5,725,497            614,855
    Change in net unrealized appreciation/
      depreciation during the period                              3,034,656         221,953       6,075,744           (481,243)
                                                           --------------------------------------------------------------------
Net increase (decrease) in net assets resulting
    from operations                                               8,813,789       1,460,068      13,514,784            296,883

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
    RELATED TRANSACTIONS
      Contributions from contract holders                         1,869,443         383,228       1,562,188            706,335
      Contract terminations and benefits                         (5,905,547)     (1,306,422)     (9,489,419)        (1,009,656)
      Net transfers among investment options                        578,145      (2,335,710)      1,711,646            790,939
                                                           --------------------------------------------------------------------
Net increase (decrease) in net assets
    from contract related transactions                           (3,457,959)     (3,258,904)     (6,215,585)           487,618
                                                           --------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                                 5,355,830      (1,798,836)      7,299,199            784,501

Net assets, beginning of year                                    46,445,471      12,731,815      63,684,975         10,902,176
                                                           --------------------------------------------------------------------

NET ASSETS, END OF YEAR                                        $ 51,801,301    $ 10,932,979    $ 70,984,174       $ 11,686,677
                                                           ====================================================================

UNIT TRANSACTIONS
    Contributions                                                    61,063          18,189          58,408             47,356
    Terminations and benefits                                      (186,967)        (61,301)       (349,089)           (68,546)
    Net transfers                                                    26,251        (110,059)         59,242             52,447
                                                           --------------------------------------------------------------------
Net increase (decrease) in units                                    (99,653)       (153,171)       (231,439)            31,257
                                                           ====================================================================

                                                                                                  MID CAP
                                                                                 GROWTH &         SERVICE
                                                                 BALANCED         INCOME           CLASS
                                                                 DIVISION        DIVISION        DIVISION (1)      TOTAL
                                                           -----------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
    Net investment income (loss)                                 $ 181,241        $ 29,733         $ 4,554     $ 18,858,808
    Net realized gain (loss) on sales of investments               298,900       1,940,706           2,574       29,319,561
    Change in net unrealized appreciation/
      depreciation during the period                              (304,430)       (917,219)        152,482       14,804,686
                                                           -----------------------------------------------------------------
Net increase (decrease) in net assets resulting
    from operations                                                175,711       1,053,220         159,610       62,983,055

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
    RELATED TRANSACTIONS
      Contributions from contract holders                          555,881       1,001,553           3,500       15,266,228
      Contract terminations and benefits                          (640,873)     (1,331,220)           (536)     (73,303,406)
      Net transfers among investment options                     1,905,097       2,369,960         711,678        9,529,740
                                                           -----------------------------------------------------------------
Net increase (decrease) in net assets
    from contract related transactions                           1,820,105       2,040,293         714,642      (48,507,438)
                                                           -----------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                                1,995,816       3,093,513         874,252       14,475,617

Net assets, beginning of year                                    5,364,379      12,654,886               -      425,920,591
                                                           -----------------------------------------------------------------

NET ASSETS, END OF YEAR                                        $ 7,360,195    $ 15,748,399       $ 874,252     $440,396,208
                                                           =================================================================

UNIT TRANSACTIONS
    Contributions                                                   41,314          62,203             343
    Terminations and benefits                                      (47,835)        (82,253)            (47)
    Net transfers                                                  141,101         146,320          67,266
                                                           -----------------------------------------------------
Net increase (decrease) in units                                   134,580         126,270          67,562
                                                           =====================================================

(1)For the period June 15, 1999 (commencement of operations) to December 31, 1999

SEE ACCOMPANYING NOTES.

         Separate Account I of National Integrity Life Insurance Company

                       Statement of Changes in Net Assets

                          Year Ended December 31, 1998

                                                                 MONEY          HIGH          EQUITY-
                                                                 MARKET        INCOME         INCOME          GROWTH
                                                                DIVISION      DIVISION       DIVISION        DIVISION
                                                           -----------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
    Net investment income (loss)                                 $ 888,782    $ 3,728,044     $ 4,069,072    $ 5,745,699
    Net realized gain on sales of investments                            -       (801,344)      4,379,481      3,135,995
    Change in net unrealized appreciation/
      depreciation during the period                                11,413     (4,872,337)       (591,885)     7,969,381
                                                           ----------------------------------------------------------------
Net increase in net assets resulting
    from operations                                                900,195     (1,945,637)      7,856,668     16,851,075

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
    RELATED TRANSACTIONS
      Contributions from contract holders                        7,683,172      8,856,054       7,648,252      3,421,968
      Contract terminations and benefits                        (2,691,835)    (2,997,649)     (5,623,280)    (2,755,249)
      Net transfers among investment options                     6,847,731     (6,026,119)     (4,949,952)    (1,119,971)
                                                           ----------------------------------------------------------------
 Net increase (decrease) in net assets
    from contract related transactions                          11,839,068       (167,714)     (2,924,980)      (453,252)
                                                           ----------------------------------------------------------------
INCREASE IN NET ASSETS                                          12,739,263     (2,113,351)      4,931,688     16,397,823

Net assets, beginning of year                                   18,158,891     35,697,718      82,554,974     45,274,081
                                                           ----------------------------------------------------------------

NET ASSETS, END OF YEAR                                       $ 30,898,154   $ 33,584,367    $ 87,486,662   $ 61,671,904
                                                           ================================================================

UNIT TRANSACTIONS
    Contributions                                                  584,624        525,737         201,453         69,040
    Terminations and benefits                                     (202,925)      (181,235)       (149,003)       (55,771)
    Net transfers                                                  513,031       (351,400)       (136,924)       (23,611)
                                                           ----------------------------------------------------------------
Net increase (decrease) in units                                   894,730         (6,898)        (84,474)       (10,342)
                                                           ================================================================

                                                                              INVESTMENT       ASSET
                                                              OVERSEAS        GRADE BOND      MANAGER
                                                              DIVISION         DIVISION       DIVISION
                                                           ----------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
    Net investment income (loss)                              $ 930,750        $ 273,063    $ 3,675,533
    Net realized gain on sales of investments                   978,292          259,705      1,045,088
    Change in net unrealized appreciation/
      depreciation during the period                           (305,002)          37,093       (406,409)
                                                           ---------------------------------------------
Net increase in net assets resulting
    from operations                                           1,604,040          569,861      4,314,212

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
    RELATED TRANSACTIONS
      Contributions from contract holders                     1,093,541        1,092,650      1,930,458
      Contract terminations and benefits                     (1,055,210)        (743,383)    (3,832,539)
      Net transfers among investment options                   (430,261)       1,199,932       (228,711)
                                                           ---------------------------------------------
 Net increase (decrease) in net assets
    from contract related transactions                         (391,930)       1,549,199     (2,130,792)
                                                           ---------------------------------------------
INCREASE IN NET ASSETS                                        1,212,110        2,119,060      2,183,420

Net assets, beginning of year                                15,255,965        7,148,283     32,576,964
                                                           ---------------------------------------------

NET ASSETS, END OF YEAR                                    $ 16,468,075      $ 9,267,343   $ 34,760,384
                                                           =============================================

UNIT TRANSACTIONS
    Contributions                                                46,142           66,699         71,404
    Terminations and benefits                                   (45,504)         (40,466)      (141,174)
    Net transfers                                               (21,246)          57,607         (6,639)
                                                           ---------------------------------------------
Net increase (decrease) in units                                (20,608)          83,840        (76,409)
                                                           =============================================

SEE ACCOMPANYING NOTES.

         Separate Account I of National Integrity Life Insurance Company

                          Year Ended December 31, 1998

                                                                                    ASSET
                                                                                  MANAGER:                           GROWTH
                                                                  INDEX 500        GROWTH       CONTRAFUND       OPPORTUNITIES
                                                                   DIVISION       DIVISION      DIVISION            DIVISION
                                                           -----------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
    Net investment income (loss)                               $    781,829    $    802,579    $  2,072,832       $     96,869
    Net realized gain on sales of investments                     3,619,609         352,411       2,624,759            225,476
    Change in net unrealized appreciation/
      depreciation during the period                              4,829,291         170,991       8,987,068          1,285,059
                                                           -----------------------------------------------------------------------
Net increase in net assets resulting
    from operations                                               9,230,729       1,325,981      13,684,659          1,607,404

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
    RELATED TRANSACTIONS
      Contributions from contract holders                         5,157,740       2,886,782       6,518,733          3,346,797
      Contract terminations and benefits                         (1,781,004)       (281,616)     (2,443,405)          (233,462)
      Net transfers among investment options                        603,805         948,447      (2,118,664)         2,333,223
                                                           -----------------------------------------------------------------------
Net increase (decrease) in net assets
    from contract related transactions                            3,980,541       3,553,613       1,956,664          5,446,558
                                                           -----------------------------------------------------------------------
INCREASE IN NET ASSETS                                           13,211,270       4,879,594      15,641,323          7,053,962

Net assets, beginning of year                                    33,234,201       7,852,221      48,043,652          3,848,214
                                                           -----------------------------------------------------------------------

NET ASSETS, END OF YEAR                                        $ 46,445,471    $ 12,731,815    $ 63,684,975       $ 10,902,176
                                                           =======================================================================

UNIT TRANSACTIONS
    Contributions                                                   204,765         162,656         305,274            257,477
    Terminations and benefits                                       (71,117)        (15,048)       (114,077)           (17,672)
    Net transfers                                                    17,967          30,614        (107,575)           178,875
                                                           -----------------------------------------------------------------------
Net increase (decrease) in units                                    151,615         178,222          83,622            418,680
                                                           =======================================================================

                                                                               GROWTH &
                                                            BALANCED           INCOME
                                                            DIVISION          DIVISION        TOTAL
                                                           ---------------------------------------------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
    Net investment income (loss)                              $ 95,616        $ (94,422)   $ 23,066,246
    Net realized gain on sales of investments                  138,125          536,772      16,494,369
    Change in net unrealized appreciation/
      depreciation during the period                           283,572        1,666,976      19,065,211
                                                           ---------------------------------------------
Net increase in net assets resulting
    from operations                                            517,313        2,109,326      58,625,826

INCREASE (DECREASE) IN NET ASSETS FROM CONTRACT
    RELATED TRANSACTIONS
      Contributions from contract holders                    1,434,916        3,045,089      54,116,152
      Contract terminations and benefits                      (145,600)        (309,544)    (24,893,776)
      Net transfers among investment options                 1,567,149        3,885,871       2,512,480
                                                           ---------------------------------------------
Net increase (decrease) in net assets
    from contract related transactions                       2,856,465        6,621,416      31,734,856
                                                           ---------------------------------------------
INCREASE IN NET ASSETS                                       3,373,778        8,730,742      90,360,682

Net assets, beginning of year                                1,990,601        3,924,144     335,559,909
                                                           ---------------------------------------------

NET ASSETS, END OF YEAR                                    $ 5,364,379     $ 12,654,886   $ 425,920,591
                                                           =============================================

UNIT TRANSACTIONS
    Contributions                                              125,126          228,119
    Terminations and benefits                                  (18,419)         (22,336)
    Net transfers                                              125,073          284,554
                                                           -----------------------------
Net increase (decrease) in units                               231,780          490,337
                                                           =============================

SEE ACCOMPANYING NOTES.

                               Separate Account I
                                       of
                    National Integrity Life Insurance Company

                          Notes to Financial Statements

                                December 31, 1999


1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

National Integrity Life Insurance Company ("National Integrity") established Separate Account I (the "Separate Account") on May 19, 1986, under the insurance laws of the State of New York, for the purpose of issuing flexible premium variable annuity contracts ("contracts"). The Separate Account is a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The operations of the Separate Account are part of National Integrity.

National Integrity is a wholly owned subsidiary of Integrity Life Insurance Company ("Integrity") which, prior to March 3, 2000, was an indirect wholly owned subsidiary of ARM Financial Group, Inc. ("ARM"). Effective March 3, 2000, Integrity and National Integrity were acquired by the Western and Southern Life Insurance Company ("W&S"). (See Note 4 of Notes to Financial Statements.)

Contract holders may allocate or transfer their account values to one or more of the Separate Account's investment divisions or, for certain contract holders, to a guaranteed interest division provided by National Integrity, or both. Certain contract holders may also allocate or transfer a portion or all of their account values to one or more fixed rate guaranteed rate options of National Integrity's Separate Account GPO.

The Separate Account investment divisions are invested in shares of corresponding investment portfolios of the Variable Insurance Products Fund, Variable Insurance Products Fund II and Variable Insurance Products Fund III (collectively the "Fidelity VIP Funds"). The Fidelity VIP Funds are "series" type mutual funds managed by Fidelity Management and Research Company ("Fidelity Management"). The contract holder's account value in a Separate Account division will vary depending on the performance of the corresponding portfolio. The Separate Account currently has fourteen investment divisions available. The investment objective of each division and its corresponding portfolio are the same. Set forth below is a summary of the investment objectives of the operative portfolios of the Fidelity VIP Funds at December 31, 1999 for this Separate Account.

                               Separate Account I
                                       of
                    National Integrity Life Insurance Company

                    Notes to Financial Statements (continued)


1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

MONEY MARKET PORTFOLIO seeks to earn as high a level of current income while preserving capital and providing liquidity. It invests only in high-quality, U.S. dollar denominated money market securities of domestic and foreign issuers, such as certificates of deposit, obligations of governments and their agencies, and commercial paper and notes.

HIGH INCOME PORTFOLIO seeks a high current income while also considering growth of capital. It normally invests at least 65% of its total assets in income-producing debt securities, preferred stocks and convertible securities, with an emphasis on lower-quality debt securities.

EQUITY-INCOME PORTFOLIO seeks reasonable income. The Portfolio will also consider the potential for capital appreciation. The Portfolio seeks a yield which exceeds the composite yield on the securities compromising S&P 500. It normally invests at least 65% of the Portfolio's assets in income-producing equity securities.

GROWTH PORTFOLIO seeks capital appreciation. It invests in companies that are believed to have above-average growth potential. These companies tend to have higher than average price/earnings (P/E) ratios. Companies with strong growth potential often have new products, technologies, distribution channels or other opportunities for a strong industry or market position. The stocks of these companies are often called "growth" stocks.

OVERSEAS PORTFOLIO seeks long-term growth of capital primarily through investments in foreign securities. It normally invests at least 65% of its assets in foreign securities.

INVESTMENT GRADE BOND PORTFOLIO seeks as high a level of current income as is consistent with the preservation of capital by investing in U.S.
dollar-denominated investment-grade bonds.

ASSET MANAGER PORTFOLIO seeks high total return with reduced risk over the long-term by allocating its assets among stocks, bonds and short-term money market instruments.

INDEX 500 PORTFOLIO seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) of common stocks publicly traded in the United States. In seeking this objective, the Portfolio attempts to duplicate the composition and total return of the Standard & Poor's 500 Composite Stock Price Index while keeping transaction costs and other expenses low.

                               Separate Account I
                                       of
                    National Integrity Life Insurance Company

                    Notes to Financial Statements (continued)


1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ASSET MANAGER: GROWTH PORTFOLIO is an asset allocation fund which seeks to maximize total return over the long term through investments in stocks, bonds and short-term money market instruments. The Portfolio has a neutral mix, which represents the way the fund's investments will generally be allocated over the long term. The approximate neutral mix for stocks, bonds and short-term instruments is 70%, 25% and 5%, respectively.

CONTRAFUND PORTFOLIO seeks long-term capital appreciation by investing assets primarily in common stocks. The Portfolio invests assets in securities of companies whose value may not fully be recognized by the public. The types of companies in which the Portfolio may invest include companies experiencing positive fundamental change such as a new management team or product launch, a significant cost-cutting initiative, a merger or acquisition, or a reduction in industry capacity that should lead to improved pricing; companies whose earning potential has increased or is expected to increase more than generally perceived; companies that have enjoyed recent market popularity but which appear to have temporarily fallen out of favor for reasons that are considered non-recurring or short-term; and companies that are undervalued in relation to securities of other companies in the same industry.

GROWTH OPPORTUNITIES PORTFOLIO seeks to provide capital growth by investing primarily in common stocks. The Portfolio has the ability to purchase other types of securities, including bonds which may be lower-quality debt securities.

BALANCED PORTFOLIO seeks both income and growth of capital by investing approximately 65% of assets in stocks and other equity securities, and the reminder in bonds and other debt securities including lower-quality debt securities, when its outlook is neutral.

GROWTH & INCOME PORTFOLIO seeks high total return through a combination of current income and capital appreciation by investing mainly in common stocks with a focus on those that pay current dividends and show potential for capital appreciation. Investments may also include bonds, including lower-quality debt securities, as well as stocks that are not currently paying dividends, but offer prospects for future income or capital appreciation.

                               Separate Account I
                                       of
                    National Integrity Life Insurance Company

                    Notes to Financial Statements (continued)



1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

MID CAP SERVICE CLASS PORTFOLIO invest primarily in common stocks with at least 65% of the Portfolio's total assets in securities of companies with medium market capitalizations. Medium market capitalization companies are those whose market capitalization is similar to the similar to the capitalization of companies in the S&P Mid Cap 400 at the time of the investment. Companies whose capitalization no longer meets this definition after purchase continue to be considered to have a medium market capitalization for purposes of the 65% policy.

The assets of the Separate Account are owned by National Integrity. The portion of the Separate Account's assets supporting the contracts may not be used to satisfy liabilities arising out of any other business of National Integrity.

BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States for unit investment trusts.

INVESTMENTS

Investments in shares of the Fidelity VIP Funds are valued at the net asset values of the respective portfolios, which approximates fair value. The difference between cost and fair value is reflected as unrealized appreciation and depreciation of investments.

Share transactions are recorded on the trade date. Realized gains and losses on sales of shares of the Fidelity VIP Funds are determined based on the identified cost basis.

Dividends from income and capital gain distributions are recorded on the ex-dividend date. Dividends and distributions from the Fidelity VIP Fund portfolios are reinvested in the respective portfolios and are reflected in the unit value of the divisions of the Separate Account.

                               Separate Account I
                                       of
                    National Integrity Life Insurance Company

                    Notes to Financial Statements (continued)


1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

UNIT VALUE

Unit values for the Separate Account divisions are computed at the end of each business day. The unit value is equal to the unit value for the preceding business day multiplied by a net investment factor. This net investment factor is determined based on the value of the underlying mutual fund portfolios of the Separate Account, reinvested dividends and capital gains, new premium deposits or withdrawals, and the daily asset charge for the mortality and expense risk and administrative charges. Unit values are adjusted daily for all activity in the Separate Account.

TAXES

Operations of the Separate Account are included in the income tax return of National Integrity, which is taxed as a life insurance company under the Internal Revenue Code. The Separate Account will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code. Under the provisions of the policies, National Integrity has the right to charge the Separate Account for federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax since, under current tax law, National Integrity pays no tax on investment income and capital gains reflected in variable life insurance policy reserves. However, National Integrity retains the right to charge for any federal income tax incurred which is attributable to the Separate Account if the law is changed. Charges for state and local taxes, if any, attributable to the Separate Account may also be made.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                               Separate Account I
                                       of
                    National Integrity Life Insurance Company

                    Notes to Financial Statements (continued)


2. INVESTMENTS

The aggregate cost of portfolio shares purchased and proceeds from portfolio shares sold during 1999 and the cost of shares held at December 31, 1999 for each division were as follows:

                      DIVISION                            PURCHASES            SALES               COST
----------------------------------------------------------------------------------------------------------------
Money Market                                             $65,716,746         $75,086,003         $ 21,550,910
High Income                                               32,534,798          34,398,669           30,557,049
Equity-Income                                             11,144,145          24,175,502           64,174,115
Growth                                                    21,150,065          16,772,352           55,594,970
Overseas                                                  15,412,659          16,722,969           16,733,003
Investment Grade Bond                                      7,699,189           5,980,542           10,573,452
Asset Manager                                              4,193,855           9,398,189           26,192,004
Index 500                                                 10,801,872          14,165,038           38,218,827
Asset Manager: Growth                                      1,861,925           4,454,586            9,417,604
Contrafund                                                 7,914,026          12,424,816           45,057,153
Growth Opportunities                                       4,310,459           3,658,059           10,654,102
Balanced                                                   5,840,775           3,837,725            7,289,882
Growth & Income                                           12,207,073          10,139,303           14,883,691
Mid Cap Service Class                                        757,537              38,670              721,441
                                                                                            --------------------
                                                                                                 $351,618,203
                                                                                            ====================

3. EXPENSES

National Integrity assumes mortality and expense risks and incurs certain administrative expenses related to the operations of the Separate Account and deducts a charge from the assets of the Separate Account at an annual rate of 1.20% and 0.15% of net assets, respectively, to cover these risks and expenses. In addition, an annual charge of $30 per contract is assessed if the participant's account value is less than $50,000 at the end of any participation year prior to the participant's retirement date (as defined by the participant's contract).

                               Separate Account I
                                       of
                    National Integrity Life Insurance Company

                    Notes to Financial Statements (continued)


4. EVENTS RELATING TO NATIONAL INTEGRITY, INTEGRITY AND ARM

On July 29, 1999, ARM announced that it was restructuring its institutional business and positioning its retail business and technology operations for the sale of ARM or its businesses or its assets. Following the July 29, 1999 announcement, the ratings of ARM and its insurance subsidiaries, including National Integrity, were significantly lowered several times by four major rating agencies, materially and adversely affecting National Integrity's ability to market retail products and adversely affecting the persistency of its existing business during the remainder of 1999.

On December 17, 1999 ARM entered into a Purchase Agreement (the "Purchase Agreement") with W&S whereby W&S agreed to acquire Integrity and National Integrity. On March 3, 2000, W&S and ARM closed the transaction contemplated by the Purchase Agreement. The Company has been assigned a AAA (Extremely Strong) rating for financial strength by Standard & Poor's, AAA (Highest) for claims paying ability from Duff & Phelps' and A (Excellent) for financial strength from A.M. Best. It is expected that Moody's will assign similar ratings to National Integrity.

W&S is part of the Western-Southern Enterprise, a financial services group which also includes Western-Southern Life Assurance Company, Columbus Life Insurance Company, Touchstone Advisors, Inc., Fort Washington Investment Advisors, Inc., Todd Investment Advisors, Inc., Countrywide Financial Services, Capital Analysts Incorporated and Eagle Realty Group, Inc. Assets owned or under management by the group exceed $20 billion. Western and Southern is rated A++ (Superior) by A.M. Best, AAA (Highest) by Duff & Phelps, AAA (Extremely Strong) by Standard & Poor's, and Aa2 (Excellent) by Moody's.

                                     PART C

                                OTHER INFORMATION

ITEM 24.    FINANCIAL STATEMENTS AND EXHIBITS

(a)         FINANCIAL STATEMENTS INCLUDED IN PART A:

            Section 1 - Condensed Financial Information for the Portfolios

            FINANCIAL STATEMENTS INCLUDED IN PART B:

            SEPARATE ACCOUNT I:

            Report of Independent Auditors
            Statement of Assets and Liabilities as of December 31, 1999 Statement of Operations for the Year Ended December 31, 1999 Statements of Changes in Net Assets for the Years Ended December 31,
                   1999 and 1998
            Notes to Financial Statements

            NATIONAL INTEGRITY LIFE INSURANCE COMPANY:

            Report of Independent Auditors
            Balance Sheets (Statutory Basis) as of December 31, 1999 and 1998 Statements of Income (Statutory Basis) for the Years Ended
                   December 31, 1999 and 1998
            Statements of Changes in Capital and Surplus (Statutory Basis) for
                   the Years Ended December 31, 1999 and 1998
            Statements of Cash Flows (Statutory Basis) for the Years Ended
                   December 31, 1999 and 1998
            Notes to Financial Statements (Statutory Basis)

(b)         EXHIBITS:

            The following exhibits are filed herewith:

            1. Resolutions of the Board of Directors of National Integrity Life Insurance Company (NATIONAL INTEGRITY) authorizing the establishment of Separate Account I, the Registrant. Incorporated by reference from Registrant's Form N-4 registration statement (File No.
                        33-8905), filed on September 19, 1986.

            2. Not applicable.

            3.(a) Form of Selling/General Agent Agreement among National Integrity, Integrity Financial Services, Inc. ("IFS") (the previous principal underwriter) and broker dealers. Incorporated by reference from post-effective amendment no. 5 to Registrant's Form N-4 registration statement (File No. 33-8905) filed on March 2, 1992.

            3.(b) Form of Variable Contract Principal Underwriter Agreement with Touchstone Securities, Inc. ("Touchstone Securities"). Incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-56658) filed on April 28, 2000.

            4.(a) Form of trust agreement. Incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-51126), filed on August 20, 1992.

            4.(b) Form of group variable annuity contract. Incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-56658), filed on December 31, 1992.

            4.(c) Form of variable annuity certificate. Incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-56658), filed on December 31, 1992.

            4.(d) Form of riders to certificate for qualified plans. Incorporated by reference from amendment no. 1 to Registrant's Form S-1 registration statement (File No. 33-51122), filed on November 10, 1992.

            5. Form of application. Incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-56658), filed on December 31, 1992.

            6.(a) Certificate of Incorporation of National Integrity. Incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-33119), filed on January 19, 1990.

            6.(b) By-Laws of National Integrity. Incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-33119), filed on January 19, 1990.

            7. Reinsurance Agreement between National Integrity and Connecticut General Life Insurance Company (CIGNA) effective January 1, 1995 (filed herewith). Incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-56658), filed on April 28, 1995.

            8.(a) Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation ("FDC") and National Integrity, dated November 20, 1990. Incorporated by reference from post-effective amendment no. 5 to Registrant's Form N-4 registration statement (File No. 33-8905), filed on March 2, 1992.

            8.(b) Participation Agreement Among Variable Insurance Products Fund II, FDC and National Integrity, dated November 20, 1990. Incorporated by reference from post-effective amendment no. 5 to Registrant's Form N-4 registration statement (File No. 33-8905), filed on March 2, 1992.

            8.(c) Amendment No. 1 to Participation Agreements Among Variable Insurance Products Fund, Variable Insurance Products Fund II, FDC, and National Integrity. Incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-56658), filed on May 1, 1996.

            8.(d) Participation Agreement Among Variable Insurance Products Fund III, FDC and National Integrity. Incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-56658) filed on May 6, 1998.

            9.          Opinion and Consent of G. Stephen Wastek.

            10.         Consent of Ernst & Young LLP.

            11.         Not applicable.

            12.         Not applicable.

            13.         Schedule for computation of performance quotations.
                        Incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-56658), filed on May 1, 1996.

ITEM 25.    DIRECTORS AND OFFICERS OF THE DEPOSITOR

            Set forth below is information regarding the directors and principal officers of National Integrity, the Depositor.

DIRECTORS:
---------


NAME AND PRINCIPAL BUSINESS ADDRESS                     POSITION AND OFFICES WITH DEPOSITOR
-----------------------------------                     -----------------------------------

John F. Barrett                                         Director
400 Broadway, Cincinnati, Ohio 45202

Dennis L. Carr                                          Director, Executive Vice President and Chief Actuary
515 W. Market, Louisville, Kentucky 40202

Daniel J. Downing                                       Director
15 Matthews Street, Goshen, New York 10924

Eric C. Fast                                            Director
100 First Stamford Place
Stamford, Connecticut 06092

John R. Lindholm                                        Director and President
515 W. Market, Louisville, Kentucky 40202

Cameron F. MacRae                                       Director
125 W. 55th Street, New York, New York 10019

Robert L. Walker                                        Director
400 Broadway, Cincinnati, Ohio 45202

William J. Williams                                     Director
400 Broadway, Cincinnati, Ohio 45202

Donald J. Wuebbling                                     Director
400 Broadway, Cincinnati, Ohio 45202

SELECTED OFFICERS
-----------------

NAME AND PRINCIPAL BUSINESS ADDRESS                     POSITION AND OFFICES WITH DEPOSITOR
-----------------------------------                     -----------------------------------

John R. Lindholm*                                       Director and President

Dennis L. Carr*                                         Director, Executive Vice President & Chief Actuary

James G. Kaiser                                         Executive Vice President
333 Ludlow Street
Stamford, CT  06902

Don W. Cummings*                                        Senior Vice President & Chief Financial Officer

William F. Ledwin                                       Senior Vice President & Chief Investment Officer
400 Broadway, Cincinnati, Ohio 45202

William H. Guth*                                        Senior Vice President

Edward J. Haines*                                       Senior Vice President

Kevin L. Howard*                                        Senior Vice President




Kenneth A. Palmer*                                      Senior Vice President

Scott Vincini                                           Senior Vice President, National Sales Manager
333 Ludlow Street
Stamford, CT  06902

James J. Vance                                          Vice President & Treasurer
400 Broadway, Cincinnati, Ohio 45202

Joseph F. Vap*                                          Director, Financial Operations

Edward J. Babbitt                                       Secretary
400 Broadway, Cincinnati, Ohio 45202


* Principal Business Address:  515 West Market Street, Louisville, KY  40202


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH NATIONAL INTEGRITY OR REGISTRANT

The Western and Southern Life Insurance Company ("WSLIC"); Ohio corporation

         Western-Southern Life Assurance Company ("WSLAC"); Ohio corporation;
              100% owned by WSLIC

                Courtyard Nursing Care, Inc.; Ohio corporation; 100% owned by
                     WSLAC; ownership and operation of real estate.

                IFS Financial Services, Inc. ("IFS"); Ohio corporation; 100%
                     owned by WSLAC; development and marketing of financial products for distribution through financial institutions.

                     IFS Systems, Inc.; Delaware corporation; 100% owned by
                          IFS; development, marketing and support of software systems.

                     IFS Insurance Agency, Inc.; Ohio corporation; 99% owned by
                          IFS, 1% owned by William F. Ledwin; general insurance agency.

                     Touchstone Securities, Inc.; Nebraska corporation; 100%
                          owned by IFS; securities broker-dealer.

                     Touchstone Advisors, Inc.; Ohio corporation; 100% owned by
                          IFS; registered investment adviser.

                     IFS Agency Services, Inc.; Pennsylvania corporation; 100%
                          owned by IFS; general insurance agency.

                     IFS Agency, Inc.; Texas corporation; 100% owned by an
                          individual; general insurance agency.

                     IFS General Agency, Inc.; Pennsylvania corporation; 100%
                          owned by William F. Ledwin; general insurance agency.

        Integrity Life Insurance Company; Ohio corporation; 100% owned by WSLIC.

                National Integrity Life Insurance Company; New York corporation;
                          100% owned by Integrity Life Insurance Company.

        Seasons Congregate Living, Inc.; Ohio corporation; 100% owned by WSLIC;
                ownership and operation of real estate.

        Latitudes at the Moors, Inc.; Florida corporation; 100% owned by WSLIC;
                ownership and operation of real estate.

        WestAd Inc.; Ohio corporation; 100% owned by WSLIC, general advertising, book-selling and publishing.

        Fort Washington Investment Advisors, Inc.; Ohio corporation; 100% owned by WSLIC; registered investment adviser.

                Todd Investment Advisors, Inc.; Kentucky corporation; 100% owned by Fort Washington Investment Advisors, Inc.; registered investment adviser.

                Countrywide Financial Services, Inc.; Ohio corporation; 100%
                         owned by Fort Washington Investment Advisors, Inc.

                         Countrywide Investments, Inc.; Ohio corporation; 100%
                               owned by Countrywide Financial Services, Inc.; registered investment advisor and broker dealer.

                         CW Fund Distributors, Inc.; Ohio corporation; 100%
                               owned by Countrywide Finacial Services, Inc.; registered broker dealer

                         CountrywideFund Services, Inc.; Ohio corporation; 100%
                               owned by Countrywide Financial Services, Inc.

        Columbus Life Insurance Company; Ohio corporation; 100% owned by WSLIC;
                insurance.

                Colmain Properties, Inc.; Ohio corporation; 100% owned by
                         Columbus Life Insurance Company; acquiring, owning, managing, leasing, selling real estate.

                         Colpick, Inc.; Ohio corporation; 100% owned by Colmain
                               Properties, Inc.; acquiring, owning, managing, leasing and selling real estate.

                CAI Holding Company, Inc.; Ohio corporation; 100% owned by
                         Columbus Life Insurance Company; holding company.

                         Capital Analysts Incorporated; Delaware corporation;
                               100% owned by CAI Holding Company; securities broker-dealer and registered investment advisor.

                         Capital Analysts Agency, Inc.; Ohio corporation; 99%
                               owned by Capital Analysts Incorporated, 1% owned by William F. Ledwin; general insurance agency.

                         Capital Analysts Agency, Inc.; Texas corporation; 100%
                               owned by an individual who is a resident of Texas, but under contractual association with Capital Analysts Incorporated; general insurance agency.

                         Capital Analysts Insurance Agency, Inc.; Massachusetts
                               corporation; 100% owned by Capital Analysts
                               Incorporated; general insurance agency.

                CLIC Company I; Delaware corporation; 100% owned by Columbus
                         Life Insurance Company; holding company.

                CLIC Company II; Delaware corporation; 100% owned by Columbus
                         Life Insurance Company; holding company.

        Eagle Properties, Inc.; Ohio corporation; 100% owned by WSLIC;
                ownership, development and management of real estate.

                Seasons Management Company; Ohio corporation; 100 % owned by
                         Eagle Properties, Inc.; management of real estate.

        Waslic Company II; Delaware corporation; 100% owned by WSLIC; holding company.

        WestTax, Inc.; Ohio corporation, 100% owned by WSLIC; preparation and electronic filing of tax returns.

        Florida Outlet Marts, Inc.; Florida corporation; 100% owned by WSLIC;
                ownership and operation of real estate.

        AM Concepts Inc.; Delaware corporation, 100% owned by WSLIC;
                venture capital investment in companies engaged in alternative marketing of financial products.

        Western-Southern Agency, Inc.; Ohio corporation; 99% owned by WSLIC; 1% owned by William F. Ledwin; general insurance agency.

        Western-Southern Agency Services, Inc.; Pennsylvania corporation; 100% owned by WSLIC; general insurance agency.

       W-S Agency of Texas, Inc.; Texas corporation; 100% owned by an individual; general insurance agency.

ITEM 27.    NUMBER OF CONTRACT OWNERS

            As of August 28, 2000 there were 6136 contract owners of Separate Account I of National Integrity.

ITEM 28.    INDEMNIFICATION

BY-LAWS OF TOUCHSTONE SECURITIES, INC. The By-Laws of Interactive Financial Solutions, now called Touchstone Securities provide, in Article IV, as follows:

            INDEMNIFICATION, GENERALLY. To the extent permitted by the law of the State of Ohio and subject to all applicable requirements thereof:

            Section 1. Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he is or was a director, officer, employee, trustee, agent of another company or incorporator of the Company shall be indemnified by the Company;

            Section 4. Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he is or was a director, officer, employee, trustee, agent of another company or incorporator of the Company and not covered by
            Section 1, may be indemnified upon approval of

                     (a) a majority voted of a quorum consisting of
                         disinterested directors, or
                     (b) independent legal counsel, or
                     (c) by the members, or
                     (d) by the Court of Common Please of Hamilton County, Ohio
                         or the court where such action was brought.

            Section 5. The related expenses of any such person in any other of said categories may be advanced by the Company.

ITEM 29.    PRINCIPAL UNDERWRITERS

           (a) Touchstone Securities is the principal underwriter for Separate Account I. Touchstone Securities also serves as an underwriter for the contracts issued under National Integrity Life Insurance Company's Separate Accounts II and VUL; Integrity Life Insurance Company's Separate Accounts I, II, VUL and Ten; contracts issued under Western-Southern Life Assurance Company's Separate Accounts 1 and 2; The Legends Fund, Inc.; and for the shares of several series (Funds) of Touchstone Series Trust (formerly Select Advisors Trust A), Touchstone Strategic Trust, Touchstone Investment Trust and Touchstone Tax-Free Trust; each of which is affiliated with the Depositor. National Integrity is the Depositor of Separate Accounts I, II, and VUL.

            (b) The names and business addresses of the officers and directors of, and their positions with, Touchstone Securities, are as follows:


NAME AND PRINCIPAL BUSINESS ADDRESS        POSITION AND OFFICES WITH TOUCHSTONE SECURITIES
-----------------------------------        -----------------------------------------------

 James N. Clark*                           Director

 Jill T. McGruder                          Director, Chief Executive Officer and President
 311 Pike Street
 Cincinnati, Ohio  45202

 Edward S. Heenan*                         Director and Controller

 William F. Ledwin*                        Director

 Donald J. Wuebbling*                      Director

 Richard K. Taulbee*                       Vice President

 Robert F. Morand*                         Secretary

 Patricia Wilson                           Chief Compliance Officer
 311 Pike Street
 Cincinnati, Ohio  45202


 *Principal Business Address: 400 Broadway, Cincinnati, Ohio 45202

            (c)         Not applicable.

ITEM 30.    LOCATION OF ACCOUNTS AND RECORDS

            The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by National Integrity at 515 West Market Street, Louisville, Kentucky 40202 or 15 Matthews Street, Suite 200, Goshen, New York 10924.

ITEM 31.    MANAGEMENT SERVICES

There are currently no management-related services provided to the Registrant.

ITEM 32.    UNDERTAKINGS

            The Registrant hereby undertakes:

            (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

            (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

            (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

National Integrity represents that aggregate charges under variable annuity contracts described in this Registration Statement are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by National Integrity.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor have duly caused this amendment to the Registration Statement to be signed on their behalf, in the City of Louisville and State of Kentucky on the 24th day of July, 2000.

                              SEPARATE ACCOUNT I OF
                    NATIONAL INTEGRITY LIFE INSURANCE COMPANY
                                  (Registrant)

                  By: National Integrity Life Insurance Company
                                   (Depositor)

                            By: /s/ John R. Lindholm
                                -----------------------
                                John R. Lindholm
                                    President

                    NATIONAL INTEGRITY LIFE INSURANCE COMPANY
                                   (Depositor)

                            By: /s/ John R. Lindholm
                                -----------------------
                                John R. Lindholm
                                    President

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor have duly caused this amendment to the Registration Statement to be signed on its behalf, in the City of Louisville and State of Kentucky on this 24th day of July, 2000.

                    NATIONAL INTEGRITY LIFE INSURANCE COMPANY
                                   (Depositor)

                            By: /s/ John R. Lindholm
                                -----------------------
                                John R. Lindholm
                                    President

As required by the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

PRINCIPAL EXECUTIVE OFFICER:  /s/ John R. Lindholm
                                -----------------------
                              John R. Lindholm, President
                              Date: 07/24/2000

PRINCIPAL FINANCIAL OFFICER:  /s/ Don W. Cummings
                                -----------------------
                              Don W. Cummings, Senior Vice President and
                              Chief Financial Officer
                              Date:  07/24/2000

PRINCIPAL ACCOUNTING OFFICER: /s/ Joseph F. Vap
                                -----------------------
                              Joseph F. Vap, Director, Financial Operations
                              Date:  07/24/2000

DIRECTORS:

/s/ John F. Barrett
-------------------                          --------------------
John F. Barrett                              Cameron F. MacRae
Date: 07/24/2000                             Date:  07/24/2000

/s/ Dennis L. Carr                           /s/ Robert L. Walker
-------------------                          --------------------
Dennis L. Carr                               Robert L. Walker
Date:  07/24/2000                            Date: 07/24/2000

/s/ Daniel J. Downing                        /s/ William J. Williams
---------------------                        ------------------------
Daniel J. Downing                            William J. Williams
Date:  07/24/2000                            Date: 07/24/2000

-------------------                          /s/ Donald J. Wuebbling
Eric C. Fast                                 ------------------------
Date:  07/24/2000                            Donald J. Wuebbling
                                             Date: 07/24/2000
/s/ John R. Lindholm
---------------------
John R. Lindholm
Date: 07/24/2000

                                  EXHIBIT INDEX

EXHIBIT NUMBER

9.          Consent of G. Stephen Wastek